As confidentially submitted to the Securities and Exchange Commission on March 29, 2022. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Confidential Submission on
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MNTN Digital, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	7319 (Primary Standard Industrial Classification Code Number)	26-4741839 (I.R.S. Employer Identification No.)
201 W. 5th Street, 11th Floor,
Austin, Texas 78701
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick A. Pohlen, Chief Financial Officer
MNTN Digital, Inc.
201 W. 5th Street, 11th Floor,
Austin, Texas 78701
Telephone: (877) 978-3354
Fax: (512) 233-0980
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Ian D. Schuman, Esq. David Ajalat, Esq. Brittany D. Ruiz, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200
Mark Douglas, Chief Executive Officer
Patrick A. Pohlen, Chief Financial Officer
Erim Tuc, Esq., General Counsel
MNTN Digital, Inc.
201 W. 5th Street, 11th Floor,
Austin, Texas 78701
Telephone: (877) 978-3354
Ran D. Ben-Tzur, Esq. James D. Evans, Esq. Ryan Mitteness, Esq. Fenwick & West LLP 228 Santa Monica Boulevard, Suite 300 Santa Monica, California 90401 Telephone: (310) 434-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Issued     , 2022
                 Shares
Common Stock

MNTN is offering                 shares of its common stock and the selling stockholders named in this prospectus are selling           shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We expect the initial public offering price to be between $      and $      per share. After pricing of the offering, we expect that the shares will trade on the                 under the symbol “           .”
We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards.
Investing in the common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

PRICE $      SHARE

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)
See “Underwriters” for a description of the compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional           and           of shares of our common stock, respectively, to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock offered by the selling stockholders, including upon the sale of shares of our common by the selling stockholders if the underwriters exercise their option.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                 , 2022.

MORGAN STANLEY	CITIGROUP	EVERCORE ISI
    , 2022

We believe we are transforming connected TV into a next-generation performance marketing channel.

$99M
Revenue
(2021)

$66M
Gross Profit
(2021)

276%
Performance TV Revenue Growth
(2021)

142%
Growth in Performance TV Customers from 2020 to 2021

651K
Daily Optimizations

120M
Addressable Households

Note: Net Loss of $10.5 million for the year ended December 31, 2021.

build WITH
FERGUSON

“

MNTN was an invaluable resource that enabled us to get the right message to the right consumer—all at the right time. MNTN’s data-driven targeting was seamless to activate and allowed us to quickly scale and optimize, ultimately driving incremental revenue across the entire customer journey.

Shawn Clark
Director of Digital Media, Build with Ferguson

“

MNTN has been a great partner in the Connected TV space. It tailored a strategy to capture high intent viewers and lead them through our customer journey.

Marc-Anthony Sanata
Sr. Acquisition Manager, gorjana

gorjana

PlentyofFish
PlentyofFish

Performance TV let us add another channel to our media buying that could generate direct response results similar to paid search and social. It not only drove registrations for us at an efficient cost, but also helped deliver messaging that raised brand awareness with the consumers that mattered most to us.

Mitra Shad
Sr. Brand Manager, Plenty of Fish

Investing in CTV has allowed tarte to increase national product awareness while driving topline revenue for our direct-to-consumer business. A channel that can drive awareness and sales simultaneously is extremely rare and highly valued.

Jenna Manula Linares
Executive Director, Digital Marketing, tarte

tarte

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
For investors outside the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS
Certain Definitions
As used in this prospectus, unless otherwise noted or the context otherwise requires, references to:
•
“Aggregate Customers’’ refers to the aggregate number of unique customers that used our PTV platform and legacy display platform to launch campaigns in the twelve-month period preceding the date indicated;

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“audience extension” refers to the extension of the campaign from the television to devices in the home across multiple marketing channels;

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“AVOD” refers to ad-supported video on demand, a streaming video service that allows users to have access to certain on-demand programs with advertising content;

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“CaaS” refers to our Creative-as-a-Subscription solution, which combines media and creative into one solution optimized for PTV;

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“CRM data” refers to information regarding our customers’ interactions and relationships with consumers that is typically contained in our customer’s relationship management software system;

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“CTV” refers to the method of delivering television content on-demand, using an internet connection as opposed to broadcast delivery of television content via cable or over-the-air;

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“consumer” refers to individuals or entities that purchase goods or services from our customers;

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“customer” refers to a performance marketer that uses our solutions and platform;

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“marketers” refers to any person or business that advertises or promotes a product or service;

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“NRR” refers to net revenue retention rate, which is calculated by dividing (i) the revenue generated for the twelve-month period preceding the date indicated from the customers that existed as customers in the comparative prior period (the “Comparative Prior Period”) by (ii) the revenue generated for the Comparative Prior Period from the same customers;

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“OTT” refers to a mobile, desktop or connected device where TV video content is delivered “over the top” instead of through a cable or satellite connection;

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“performance marketing” refers to digital marketing campaigns that drive ROAS or other outcomes for marketers;

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“PTV” refers to a form of performance marketing where CTV is used to drive ROAS or other outcomes for marketers;

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“PTV Customers’’ refers to the aggregate number of unique customers that used our PTV platform as part of their CTV campaigns in the twelve-month period preceding the date indicated;

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“ROAS” refers to return on ad spend, which is a marketing metric that divides revenue from a marketing campaign by such campaign’s cost;

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“SVOD” refers to subscription video on demand, a subscription streaming video service that allows users to have access to on-demand programs without advertising;

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“VAST” refers to video ad serving template, a standard developed by the Internet Advertising Bureau to provide a standardized approach to the delivery and measurement of video advertising, including sophisticated delivery and tracking options for customers, the ability to select ads dynamically for insertion, and a more seamless experience for the viewer;

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“Verified Visits” refers to our patent pending cross-device verified visits attribution model, which measures consumer responses to TV ads. Verified Visits attributes visits and conversions across all devices sharing the same household identifiers, and only reports incremental conversions from the brand; and

•
“we,” “us,” “our,” the “Company” and “MNTN” refer to MNTN Digital, Inc., together with its consolidated subsidiaries as a combined entity.

Non-GAAP Measures and Other Data
Our consolidated financial statements and the other financial data included in this prospectus have been prepared in a manner that complies with generally accepted accounting principles in the United States (“GAAP”) and the regulations published by the Securities and Exchange Commission (“SEC”). However, we use Adjusted EBITDA as described in “Summary Historical Consolidated Financial and Other Data,” in various places in this prospectus. This non-GAAP financial measure is presented as supplemental disclosure and should not be considered in isolation from, or as a substitute for, the financial information prepared in accordance with GAAP, and should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus. Adjusted EBITDA may differ from similarly titled measures presented by other companies.
See “Summary Historical Consolidated Financial and Other Data” for a reconciliation of this non-GAAP financial measure to its most directly comparable financial measure calculated in accordance with GAAP, and a discussion of our management’s use of Adjusted EBITDA.
Throughout this prospectus, we also provide a number of key business metrics used by management and sometimes used by others in our industry. These and other key business metrics are discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Rounding Adjustments
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
TRADEMARKS, SERVICE MARKS, AND TRADE NAMES
This prospectus includes our trademarks, trade names and service marks, including, without limitation, “MNTN” and our logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or its rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources that have not been commissioned by us, including publicly available information, industry reports and other publications, reports from government agencies, surveys, our members and providers, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.
In addition, certain information identified in this prospectus is contained in the following independent industry publications or reports:
•
Deloitte, Digital Media Trends, 15th Edition (February 2021);

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Deloitte, The CMO Survey (March 2021);

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eMarketer, TV Ad Measurement 2021 (March 2021);

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eMarketer, US Adults Will Consume Almost as Much Media in 2021, but TV Viewing Will Backslide (April 2021);

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eMarketer, Ad-supported Viewing Makes up Half of Digital Video Viewers (September 2021);

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eMarketer, US Connected TV Advertising 2021 (October 2021);

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eMarketer, US Connected TV Advertising Will Approach 60% Growth by Year-end (October 2021);

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Magna Global, Global Advertising Forecasts (June 2021);

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Nielsen, Nielsen Estimates 121 Million Homes with TVs in the U.S. for the 2020-2021 TV Season (August 2020); and

•
Nielsen, Getting Ahead of the Curve in CTV Advertising (June 2021).

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus and upon which the management estimates included herein are in part based are generally reliable, such information is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. Certain of these publications, studies and reports were published before the pandemic related to the outbreak of a novel strain of coronavirus (“COVID-19”) and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only. In addition, references to third-party publications and research reports herein are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third-party producing any such publication or report.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, certain statements in this prospectus include forward-looking information that are subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
MNTN is on a mission to transform connected TV (“CTV”) into a next-generation performance marketing channel.
Our revolutionary performance TV (“PTV”) software platform allows marketers, for the first time, to combine the powerful storytelling format of TV advertising with the targeting and measurement capabilities of paid search and social advertising. Our self-serve software enables marketers to precisely target audiences and then directly tie each view to a purchase or other action. Marketers set performance goals, such as return on ad spend (“ROAS”), and our algorithms continuously optimize a campaign around key metrics to drive higher performance. Since we launched our PTV platform in 2018, our company has experienced rapid growth due to the robust performance our platform delivers to our customers. The number of live PTV campaigns our customers conducted using our platform grew by 60% from 2020 to 2021.
Our market opportunity sits at the center of three large markets: performance marketing, traditional TV advertising, and CTV advertising. Performance marketing has become the dominant form of digital advertising, giving marketers the ability to leverage data to target specific audiences and drive measurable outcomes. By the end of 2021, digital performance marketing spend in the United States was expected to reach $169 billion according to Magna Global. Although TV historically lacked the targeting and measurement necessary for performance marketing, TV’s vivid storytelling, massive audience reach and deep audience engagement, makes it a preferred premium channel for marketers seeking to increase brand awareness. Today, the average American household watches over three hours of TV daily and brand marketers were expected to spend $66 billion on traditional TV advertising in 2021 according to eMarketer.
Our diversified customer base consists of both emerging and large brands, many of which primarily have an e-commerce presence. We believe that our customers include experts in performance marketing as well as marketers who are just beginning to leverage the benefits of data-driven performance marketing.
In recent years, the TV industry has undergone a digital revolution with the advent of CTV. CTV adoption continues to grow rapidly as audiences are empowered to watch what they want when and where they want it, resulting in TV audiences moving from traditional TV to CTV. In the first quarter of 2021, consumers watched almost 30 billion minutes of streaming on CTV, a more than twofold increase from the 13.5 billion minutes in the first quarter of 2018. Furthermore, CTV represented 33% of total TV viewing time across the United States as of March 2021, led by the highly sought after 18 to 34 age demographic. As a result of CTV’s accelerated audience adoption and digital infrastructure, CTV advertising is the fastest growing advertising channel in the world, with TV marketers rapidly shifting ad budgets to CTV. Since 2017, annual ad spend on CTV has grown from $2.6 billion to an estimated $14 billion in 2021 according to eMarketer.
CTV advertising, like traditional TV advertising, has been largely brand marketing in nature, focused on maximizing impressions versus driving measurable performance-driven outcomes. This is primarily due to a combination of the limitations around CTV performance measurement and attribution technology as well as decades of established ad buying practices. With our transformative PTV technology, we believe we are unlocking CTV’s potential to become the next dominant performance marketing channel. As performance marketers seek new channels for growth, and as TV brand marketers increasingly embrace the technology underlying performance marketing, we expect PTV to capture a significant portion of the performance marketing, traditional TV and CTV ad spend.
We offer marketers a comprehensive and fully integrated solution that combines audience targeting and attribution for performance marketing on CTV. Our revolutionary Verified Visits technology links internet connected devices in the household to CTV, which allows our platform to target consumers and attribute consumers’ actions including purchases, online visits and app installs across devices after they view the CTV campaign. Through our PTV self-serve software platform with a highly intuitive user interface, marketers can intelligently plan CTV campaigns, set ROAS goals, launch CTV ad campaigns across premium networks, target audiences with unified first-party, third-party and CRM data, measure and attribute performance and optimize campaign outcomes in a highly automated manner. As a result, marketers from emerging to large brands (defined as brands who spend over $3 million annually on traditional TV advertising) can easily manage PTV campaigns with minimal dedicated resources. The key functions and features of our platform include:
•
Targetability:   Our “audience-first” targeting technology allows marketers to target consumers in a highly precise manner on CTV and across devices.

•
Measurability:   Our PTV platform leverages our revolutionary Verified Visits technology, making it possible for marketers to measure and directly attribute CTV ad impressions to purchases, online visits or app installs across approximately 400 million devices through third-party data and potentially unlimited additional households through customers’ CRM data and first-party data.

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Automated Optimization:   Our PTV platform, and specifically our dynamic campaign optimization technology, leverages algorithms which automate and continuously optimize our targeting capabilities, our programmatic ad execution (including automating creative and price optimization), as well as other elements of the campaigns. Our technology measures 53 signals, which refers to types of data, such as time of day and geography, resulting in approximately 651,000 daily optimizations, or real-time decisions, including about how to determine what ad inventory to buy, when to buy it and where to buy it. This is done to drive higher ROAS for our customers.

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Delivers Stunning Ads:   Our software controls the quality and format of video ads by automatically screening creative for TV network formats and standards. We ensure ads are not rejected due to a failure to meet a content provider’s technical requirements—one of the common barriers for smaller brands to advertise.

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Self-Serve:   Our platform delivers an intuitive, customizable user interface that streamlines the entire campaign planning, execution and optimization workflow for marketers.

In an era where CTV, software and data analytics are creating new possibilities for performance marketing, we provide differentiated value to our customers. Marketers now have an additional, scaled performance channel to acquire and engage consumers. Our platform reaches nearly all CTV households in the United States. Furthermore, as an independent software platform focused on CTV, our curated access to inventory across premium TV content providers ensures a brand-safe and visually captivating advertising environment that, we believe, search and social channels lack. The simplicity and accessibility of our platform also democratizes TV advertising for all marketers and allows for a single solution for both emerging and large brands. Most importantly, we help our customers quantify and drive ROAS to achieve campaign objectives.
Based on our industry knowledge, we believe we are the first mover in the PTV market. Our platform is differentiated by our deep performance marketing data and insights, attribution capabilities and our easy-to-use platform. This combination provides a foundation to further accelerate our growth and gain share in a massive, growing market which we believe is only in its earliest stages. We are continuously innovating our software platform to add new, and improve existing, capabilities to deliver higher ROAS for our customers, which we believe will drive more usage of our platform. As customer usage increases, our data and scale advantages drive better ROAS for customers and expands our competitive advantage. We are also investing in initiatives to expand our platform into adjacent channels and markets.
Our focus on building a leading PTV platform has contributed to our rapid growth. Our revenue has grown by 91% to $99 million for the year ended December 31, 2021 from $52 million for the year ended December 31, 2020, driven by our powerful, unique value proposition, as well as our ability to efficiently attract new customers and drive upsell with existing customers. We generated $14 million of net loss and $15 million of Adjusted EBITDA for the year ended December 31, 2021, compared to $4 million of net income and $9 million of Adjusted EBITDA, respectively, for the year ended December 31, 2020. Our net income (loss) margin was (17)% in 2021 and 7% in 2020 and our Adjusted EBITDA margin was 15% in 2021 and 17% in 2020. See the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP

Financial Measures” for a description of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of each measure to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP. As of December 31, 2021, we had an accumulated deficit of $76 million and no outstanding indebtedness (other than the QF Seller Note incurred in connection with the QuickFrame Acquisition). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions—QuickFrame Acquisition.” Although we had operating income of $5 million for the year ended December 31, 2020, we had an operating loss of $11 million for the year ended December 31, 2021, and we have historically incurred losses from operations, including for 2009 through 2013 and 2016 through 2019.
Industry Background
Performance marketing has become the dominant form of digital advertising in the United States and globally. The rapid growth in this market has largely been driven by two major channels—search and social advertising—and the success of these two channels is based on two key attributes. First, the ability for marketers to leverage data to identify and reach specific target audiences. Second, is the ability to measure the ROAS or other outcomes tied to an ad campaign through attribution. Together, performance marketing enables marketers to analyze the impact of an ad on a specific target audience and ultimately optimize a campaign to drive results such as a purchase, an online visit, or app install. Additionally, performance marketing enables marketers to spend budgets efficiently with significant audience reach and scale.
Despite the rapid growth of digital performance marketing on search and social, TV remains a leading advertising channel. TV is an integral part of everyday life and captures audiences with its diverse, highly captivating content. Advertising on TV also benefits from its significant reach and scale with more than 120 million homes with TVs in the United States during the 2020 to 2021 TV season, according to Nielsen. Furthermore, according to eMarketer, Americans watch over three hours of traditional TV per day. As a result, traditional TV continues to be a highly sought-after advertising channel for marketers, however, given its lack of effective audience targeting, measurement and attribution, marketers are migrating their spend to new digital channels, and performance related, marketing channels.
In recent years, the TV industry has been undergoing a digital revolution with the advent of new technology that delivers TV over the internet. CTV continues to grow rapidly as consumers are empowered to watch what they want when they want. Consumers watch content on CTV via subscription streaming services or through free or more affordable streaming services that are supported through advertising. Although initial adoption of CTV was driven by subscription video on demand (“SVOD”) services, ad-supported video on demand (“AVOD”) content is the fastest growing form of content, with 51% of United States consumers preferring AVOD services and 36% of consumers planning to decrease their number of paid subscriptions, according to Future Today as of September 2021.
PTV leverages CTV’s digital IP-based infrastructure, allowing marketers to better engage with CTV audiences and measure ad campaigns more effectively, similar to other digital channels such as social and search. For the first time, TV marketers can accurately target, measure, and optimize an ad campaign as opposed to the blind approach intrinsically embedded within traditional TV advertising. This powerful combination of audience targeting and campaign attribution, along with the influence and engagement of a large screen TV format, positions PTV as a promising performance marketing channel for any marketer, including both large brands with established TV ad budgets and emerging brands who have never advertised on TV before.
Market Opportunity for PTV
We believe our PTV market opportunity sits at the center of three large advertising markets: performance advertising, traditional TV advertising, and CTV advertising.
•
Performance Advertising:   We expect to expand the performance advertising market while also capturing share from existing performance channels. According to Magna Global, United States performance marketing is estimated to represent $169 billion in ad spend in 2021 and is expected to grow at a 11% CAGR to $224 billion by 2024.

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Traditional TV Advertising:   We also believe PTV addresses the need of traditional TV brand marketers, who are expected to spend approximately $66 billion annually between 2021 and 2024 according to eMarketer.

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CTV Advertising:   We expect to attract a portion of CTV ad spend. The CTV market is expected to grow at a 27% CAGR from $14 billion in 2021 to $30 billion in 2024, according to eMarketer.

Combined with its powerful ability to influence audiences, PTV has the potential to deliver compelling ROAS relative to other performance marketing channels, allowing marketers to pay for advertising with measurable performance and actionable results versus only reach and impressions. Because PTV can target audiences of any size, it has the potential to open PTV marketing to marketers of all sizes.
PTV has significant growth potential with multiple drivers and favorable market trends:
Performance marketing is a massive market opportunity with significant growth potential.   Performance marketing has grown rapidly because of the digital infrastructure that enables search and social marketing. These channels allow marketers to spend ad budgets with the expectation that they can achieve a specific campaign goal or ROAS. Additionally, as marketers continue to be more data driven and results oriented, performance marketing channels will continue to capture additional share of the total advertising market.
Performance marketers continue to test new channels and platforms to enhance and diversify their advertising.    As demand for search and social increases, so does pricing, thereby reducing marketers’ campaign ROAS and exacerbating the need for channel diversification. We believe that PTV has the potential to be the preferred alternative and will capture a significant share of the performance marketing industry over time.
Traditional TV has exceptional reach and engagement but is undergoing significant change.   Advertising on TV benefits from its significant reach and scale with more than 120 million homes with TVs in the United States. Furthermore, Americans watch over three hours of traditional TV per day. As a result, traditional TV continues to be a highly sought-after marketing channel for marketers who can afford to advertise without effective audience targeting, measurement, and attribution.
CTV audiences are large, growing and highly engaged, all of which are expected to continue to increase rapidly.    According to Nielsen, CTV reaches almost 142 million adults in the United States each week. Consumption trends are equally impressive, with consumers two years and older watching almost 30 billion minutes of streaming in the first quarter of 2021, an increase from 13.5 billion in the first quarter of 2018. CTV is the only platform that provides the combination of scale, engagement, and measurability similar to search and social.
Rapidly increasing ad-supported content and corresponding CTV advertising inventory.   According to eMarketer, it is estimated that nearly 128 million Americans will stream ad-supported content in 2021, an increase of 17.6% from 2020. According to Deloitte, as of February 2021, 55% of United States consumers used ad-supported video streaming services. As of March 2021, CTV represented 33% of total TV viewing time but only 18% of TV ad spend, creating a substantial opportunity as CTV ad spend normalizes to meet this increasing audience engagement.
Increasing need for software and technology to take full advantage of CTV’s digital infrastructure.   Marketers are increasingly leveraging digital platforms. According to Deloitte, over 60% of marketing leaders said their companies have invested in marketing technology systems and platforms over the last year. Marketers looking to take full advantage of CTV, similar to how they use search and social, will require a purpose-built platform that offers targeting, measurement and attribution, along with advanced algorithms to optimize and automate ad buying decisions in real time.
Competitive Strengths
We believe the following attributes and capabilities form our core strengths and provide us with a competitive advantage:
Leading the Next Era of Performance Marketing.   We are transforming CTV into what we believe will become a leading performance marketing channel. Our software platform combines the storytelling power of TV advertising with the targeting and measurement capabilities of paid search and social advertising. We believe that our intuitive, accessible platform enables marketers of all sizes to engage audiences through CTV as easily as they do in social or search, opening TV advertising to virtually any marketer. As of December 31, 2021, 66% of our existing customers had never advertised on TV before, demonstrating that our platform is able to expand the number of TV marketers from only the largest companies to potentially all performance marketers.

Powering Unique Verified Visits Attribution for CTV.   Our Verified Visits technology offers an attribution solution purpose-built for CTV advertising, giving marketers direct insight into which ad views subsequently drove a consumer’s purchase, online visit, or app install regardless of which device the consumer used. We are also seamlessly integrated with our customers’ transactional data to tie campaigns to specific actions by their consumers.
Our Large and Growing Data and Technology Moat.   We believe our expanding pool of data, alongside our optimization and measurement capabilities, provides us with a growing competitive advantage.
Our Comprehensive Solution Serves Emerging and Large Brands.   We started by enabling PTV advertising for emerging brands and are increasingly becoming integral to the marketing strategies of large brands. Our platform combines an intuitive, easy-to-use interface with enterprise grade technology. Further, our solution does not require our customers to enter into long-term committed contracts, giving our customers flexibility to spend marketing dollars at times and in amounts that make sense for them.
Leading Position in CTV Ecosystem Powers Cost-Advantaged Flywheel.   Every ad transaction a customer executes on our platform improves our data-driven audience targeting, increases ROAS and attracts more budget from our customers as our business scales. Greater ad transaction volume results in greater negotiation power with content providers, driving improved pricing. Lower pricing results in higher ROAS for our customers, which drives more ad spend on our platform.
Business Model Allows for High Growth and Profitability.   Our revenue grew 91% in 2021 compared to 2020. Our direct-to-brand strategy has enabled us to achieve efficiencies in our sales cycle and rapid customer adoption. We generated $14 million of net loss and $15 million of Adjusted EBITDA for the year ended December 31, 2021, compared to $4 million of net income and $9 million of Adjusted EBITDA for the year ended December 31, 2020. See the section titled “—Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.
Founder-Led Management Team with Tech-Focused DNA.   Our founder and CEO, Mark Douglas, has more than two decades of experience at leading technology companies and is a pioneer and thought leader in the performance advertising industry. He leverages his deep knowledge and experience to lead a team of engineers focused on constant innovation and delivering a best-in-class user experience. Additionally, our management team includes operators with decades of experience leading companies in technology, advertising, and media as well as influential voices who help extend our brand.
Growth Strategies
We believe we are in the early days of our market opportunity and are focused on executing against our multi-pronged strategy to grow our business. We will continue to invest in technology, channels and markets to deliver greater value to our customers. We expect our investment to enable us to extend our market leadership and sustain our momentum around customer adoption. Our key growth strategies include:
Grow New Customers by Democratizing Access to PTV for Both Performance and Brand Marketers.   We believe all performance marketers are potential customers. For the years ended December 31, 2021 and 2020, we had $79 million and $21 million in PTV revenue, respectively, representing a 276% increase from 2020 to 2021. While a limited number of large customers account for a significant portion of our revenue, we intend to focus sales and marketing resources to acquire new performance marketing customers from the millions of marketers currently using paid search and social channels. Further, we are also investing in sales and marketing resources to target traditional TV advertisers. Additionally, many of these traditional TV advertisers are global companies that could represent an attractive entry point as we seek to expand into international markets.
Increase Our Share of Existing Customers’ Advertising Spend by Innovating Our Platform.   We continuously refine our algorithms, add data sources, and improve automation, all of which we believe increase our customers’ ROAS and the value of our solutions. As customers recognize this value, they spend more, resulting in our NRR of 150% for PTV Customers and our NRR of 119% for Aggregate Customers for the year ended December 31, 2021. As we continue to improve our value proposition to marketers, we position ourselves to capture an increased share of marketing spend.

Extend Platform into Adjacent Markets and Channels.   We have numerous long-term opportunities to extend our platform into new markets and channels such as mobile applications, and expand audience extension into other advertising units such as onsite messaging.
Leverage Our Creative Offering.   Our newly-launched subscription solution, Creative-as-a-Subscription (“CaaS”), enables emerging and large brands to develop creative content quickly and cost effectively, significantly reducing the friction in developing and launching ad campaigns. Our creative solution connects marketers with creative talent that produces custom, professional TV ads in a variety of formats and that can easily be refreshed, thereby maximizing reach and performance of campaigns. Instead of charging a la carte for ad production costs, we bundle creative services with our PTV platform as a subscription offering with minimum annual ad spend requirements. We believe our integrated creative product creates a comprehensive, accessible and sticky TV advertising service for all marketers and is particularly relevant for emerging brands who have never developed TV advertising before. We expect CaaS to strengthen our business model by increasing recurring revenue and visibility, and by acting as a differentiated lead-generation channel.
Develop and Promote the MNTN Brand.   We promote our brand through our social media presence, public relations efforts, and the production of original guides, reports, and other research that establishes us as a thought leader in PTV. We believe that our brand marketing is a key differentiator for our business and our team includes influential voices who help us extend our brand.
Acquisitions.   We may opportunistically acquire businesses that bolster our product offering, team, customer base and overall differentiation in the market, thereby accelerating our growth. For example, we completed two strategic acquisitions in 2021—the acquisition of QuickFrame, Inc. (“QuickFrame”) and the acquisition of Maximum Effort Marketing, LLC (“Maximum Effort”). Together, the acquisitions will help us build our creative offering and bolster our brand awareness through Maximum Effort’s differentiated creative talent and QuickFrame’s global marketplace of over 5,500 independent creators.
Our Platform
We believe that we are transforming CTV into a powerful, next-generation performance marketing channel. In the same way that paid search and paid social introduced performance marketing in digital channels, our leading software platform brings performance marketing to CTV. We enable both emerging and large brands to launch highly targeted CTV ads, measure and attribute performance and optimize campaigns in a highly automated manner. Our comprehensive platform offers end-to-end solutions for accessing premium CTV ad inventory, including audience selection, campaign budgeting and goal setting, creative set up, campaign launch, and measurement and reporting. Our platform was designed with enterprise-grade workflows in mind, but its user interface allows for easy navigation—and minimizes dedicated resources needed to launch and manage campaigns at scale.
Our Business Model
Our revenue is generated through usage-based fees from customers based on their level of ad spend. We generally collect revenue directly from the customer. We purchase advertising through both technology intermediaries and negotiated arrangements directly with television networks, who sell advertising inventory on CTV. Our customers are invoiced based on the amount they spend on a campaign. The customer selects the amount they wish to spend on our platform for a given campaign, and our platform allocates that budget with the intention to generate the highest ROAS for the customer.
Summary Risk Factors
Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:
•
reduced growth and expansion of CTV and performance advertisers using CTV, including if the adoption of CTV by customers develops more slowly than we expect, as well as the reduced growth and expansion of our PTV platform;

•
our dependence on a limited number of large customers and the inability to attract new customers, expand existing customer usage of our platform or achieve our customers’ ROAS goals;

•
reduced demand for advertising, including factors that affect the level of demand and resulting amount of spend on general and digital advertising, such as economic downturns, supply chain shortages, economic inflation and the COVID-19 pandemic;

•
seasonal fluctuations in the demand for digital advertising and our solutions;

•
inability to manage our growth effectively, and maintain the quality of our platform as we expand;

•
failure of our sales and marketing efforts to yield the results we seek;

•
our product development and innovation may be inefficient or ineffective;

•
errors, defects, or unintended performance problems with our platform;

•
changes or developments in the laws, regulations and industry requirements related to data privacy, data protection, information security and consumer protection, and failure to comply with such laws, regulations and industry requirements;

•
inability to collect, use, and disclose data, including the use of pixels, ISPs or other targeting technologies;

•
incurrence of cyber-attacks or privacy or data breaches;

•
inability to maintain our corporate culture as we grow, including if we fail to attract, retain, and motivate key personnel; and

•
our executive officers, directors, and principal stockholders will continue to have significant influence over us.

Corporate History and Information
MNTN Digital, Inc., formerly known as Steel House, Inc., was incorporated as a Delaware corporation in April 2009. Our corporate headquarters is located at 201 W. 5th Street, 11th Floor, Austin, Texas, and our telephone number is (877) 978-3354. On October 14, 2021, we changed our name to “MNTN Digital, Inc.” Our website is www.mountain.com. Information contained on or that can be accessed through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
After the closing of this offering, our executive officers, directors and principal stockholders each holding more than 5% of our outstanding common stock will collectively beneficially own approximately     % of our outstanding common stock (or approximately % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). This may limit the ability of prospective investors in this offering to influence the Company and its corporate decision-making. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—After this offering, our executive officers, directors and principal stockholders will continue to have significant influence over us.”
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently ended fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include, among other exemptions, that:
•
we are permitted to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) if we qualify as a “large accelerated filer,” as defined in the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our most recently completed second fiscal quarter, we have been subject to the Exchange Act reporting requirements for at least 12 calendar months and we have filed at least one Annual Report on Form 10-K, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above in the registration statement of which this prospectus forms a part, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. As a result of this election, the information that we provide stockholders may be different than the information you might get from other public companies in which you hold equity. We cannot predict whether investors may find our common stock less attractive as a result. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

THE OFFERING
Common stock offered by us
        shares.
Common stock offered by the selling stockholders
        shares.
Underwriters’ option to purchase additional shares
offered by us
We have granted the underwriters a 30-day option to purchase up to               additional shares of our common stock at the initial public offering price less underwriting discounts and commissions.
Underwriters’ option to purchase additional shares offered by the selling stockholders
The selling stockholders have granted the underwriters a 30-day option to purchase up to               additional shares of our common stock at the initial public offering price less underwriting discounts and commissions.
Common stock to be outstanding
after this offering
        shares (or          shares if the underwriters exercise their option to purchase additional shares of our common stock in full).
Use of proceeds
We expect to receive net proceeds from this offering of approximately $      million (or approximately $      million if the underwriters’ option to purchase additional shares of our common stock is exercised in full), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. As of the date of this prospectus, we do not have a specific plan for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering for general corporate purposes, including to fund our growth, technology development, working capital, and operating expenses. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.
Proposed symbol
“               .”

The number of shares of our common stock to be outstanding after this offering is based on        shares of our common stock outstanding as of December 31, 2021, after giving effect to the Preferred Stock Conversion (as defined below), and excludes:

•
        shares of our common stock issuable upon the exercise of stock options outstanding as of                 under our 2009 Equity Incentive Plan and 2021 Equity Incentive Plan (collectively, the “Existing Plans”), at a weighted average exercise price of $      per share;

•
up to                 shares of our common stock issuable upon the exercise of warrants (the “Warrants”) at an exercise price of $      per share;

•
        shares of our common stock reserved for issuance under our 2022 Equity Incentive Plan (the “2022 Plan”), which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2022 Plan as of           ; and

•
         shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (“ESPP”), which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•
the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of                 shares of our common stock upon the closing of this offering (the “Preferred Stock Conversion”);

•
the filing of our amended and restated certificate of incorporation (the “Post-IPO Certificate of Incorporation”) and the adoption of our amended and restated bylaws (the “Post-IPO Bylaws”), each of which will become effective upon the closing of this offering;

•
no exercise of outstanding options or warrants, except as described above; and

•
no exercise of the underwriters’ option to purchase additional shares of our common stock from us or the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary historical consolidated financial and other data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2021 and 2020 and the summary consolidated balance sheet data as of December 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future.
	Years ended December 31,
	2021		2020
	(dollar amounts in thousands, except per share amounts)
Consolidated Statements of Income Data:
Revenue		$99,305	$52,116
Cost of revenues(1)		33,331	19,895
Gross profit		65,974	32,221
Operating expenses(1):
Technology and development		5,715	3,405
Sales and marketing		32,598	13,767
General and administrative		38,735	9,854
Total operating expenses		77,048	27,026
Operating income (loss)		(11,074)	5,195
Other (expense) income:
Interest expense, net		(560)	(2,055)
Other income (expense), net		(7,105)	733
Total other expense		(7,665)	(1,322)
Income (loss) before income tax provision		(18,739)	3,873
Income tax provision (benefit)		(4,594)	185
Net income (loss)		$(14,145)	$3,688
Net income (loss) attributable to common stockholders		$(19,094)	$820
Net income (loss) per share attributable to common stockholders(2):
Basic		$(1.79)	$0.08
Diluted		$(1.98)	$0.07
Weighted average shares outstanding used to compute net income per share attributable to common stockholders(2):
Basic		10,675	10,022
Diluted		12,336	12,560
Pro forma net income per share:
Basic	$
Diluted	$
Weighted average shares of common stock used to compute pro forma net income per share:
Basic
Diluted
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities		$(1,096)	$6,152
Net cash used in investing activities		(1,365)	(3,109)
Net cash provided by financing activities		91,713	2,118

	As of December 31, 2021
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)(5)
		(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$97,030	$	$
Working capital(6)	46,871
Total assets	249,134
Redeemable convertible preferred stock	168,888
Total stockholders’ deficit	(33,507)

(1)
Includes stock-based compensation expense as follows:

	Years ended December 31,
	2021	2020
	(in thousands)
Cost of revenues	$112	$29
Technology and development	282	73
Sales and marketing	895	64
General and administrative	18,066	329
Total	$19,355	$495

(2)
See note 3 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical basic and diluted net income per share.

(3)
Reflects the Preferred Stock Conversion.

(4)
Reflects (i) the pro forma adjustments described in footnote (3) above, and (ii) the sale by us of           shares of common stock in this offering at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $      , assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.

(6)
We define working capital as total current assets minus total current liabilities.

Key Non-GAAP Financial Measures:
In addition to the measures presented in our consolidated financial statements, we use the following non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our non-GAAP financial measures to their most directly comparable GAAP measures for each period presented below, which are unaudited.

	Years ended December 31,
	2021	2020
Net income (loss) (in thousands)	$(14,145)	$3,688
Adjusted EBITDA(1) (in thousands)	$14,842	$8,718
Net income (loss) margin	(14)%	7%
Adjusted EBITDA margin(1)	15%	17%

(1)
Adjusted EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, interest income (expense) and income tax expense, as further adjusted to exclude stock-based compensation expense, fair value adjustments on outstanding warrants, acquisition costs, lease impairment and gains from extinguishment of the convertible notes payable in the amount of $4.5 million (the “Convertible Debt”) and forgiveness of our loan under the Paycheck Protection Program (the “PPP Loan”), which are items that we believe are not indicative of our core operating performance. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance, are not defined by or presented in accordance with GAAP and should not be considered in isolation or as an alternative to net income (loss), net income (loss) margin or any other performance measure prepared in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they provide useful supplemental information to investors, analysts, and rating agencies regarding our operating performance and our capacity to incur and service debt and are frequently used by these parties in evaluating companies in our industry. By presenting Adjusted EBITDA and Adjusted EBITDA margin, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance. We believe that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Additionally, management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our performance because they assist us in comparing the operating performance of our business on a consistent basis between periods, as described above.
Although we use Adjusted EBITDA and Adjusted EBITDA margin as described above, Adjusted EBITDA and Adjusted EBITDA margin have significant limitations as analytical tools. Some of these limitations include:
•
such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
such measures do not reflect changes in, or cash requirements for, our working capital needs;

•
such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate such measures differently than we do, thereby further limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA and Adjusted EBITDA margin includes adjustments for items that we believe are not indicative of our core operating performance. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results between periods and with the operating results of other companies over time. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations. Nevertheless, because of the limitations described above, management does not view Adjusted EBITDA and Adjusted EBITDA margin in isolation and also uses other measures, such as revenue, operating income (loss) and net income (loss), to measure operating performance.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP financial performance measure, which is net income (loss):
	Years ended December 31,
	2021	2020
	(in thousands)
Net income (loss)	$(14,145)	$3,688
Interest expense, net	560	2,055
Income tax provision (benefit)	(4,594)	185
Depreciation and amortization expense	2,996	2,295
EBITDA	(15,183)	8,223
Stock-based compensation expense(1)	19,355	495
Warrant fair value adjustment(2)	12,276	—
Contingent liability fair value adjustment(3)	3,799	—
Acquisition costs(4)	3,047	—
Lease impairment(5)	540	—
Gain on extinguishment of debt(6)	(8,992)	—
Adjusted EBITDA	$14,842	$8,718
Adjusted EBITDA margin	15%	17%

(1)
Represents non-cash expenses related to equity-based compensation programs, which vary from period to period depending on various factors including the timing, number, and the valuation of awards.

(2)
Represents the change in fair value of our warrant liabilities.

(3)
Represents the change in fair value of our contingent liabilities.

(4)
Represents transaction costs, including professional fees, incurred in connection with the acquisitions of Maximum Effort and QuickFrame.

(5)
Represents a permanent reduction in the carrying value of non-cancelable lease obligations for our office facilities.

(6)
Represents (i) the amount forgiven on an unsecured loan received by us under the Paycheck Protection Program and (ii) the difference between the converted principal and accrued interest compared to the carrying value of the Convertible Debt.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.
Risks Related to Our Business and Industry
Our revenue and results of operations are highly dependent on the growth and expansion of CTV, and performance advertisers using CTV, as well as the continued growth and expansion of our PTV platform. If adoption of CTV by customers develops more slowly than we expect, or performance advertising spend on CTV grows more slowly than we expect, our results of operations and growth prospects could be adversely affected.
CTV is a relatively new and rapidly evolving industry, and the success of this model of consuming TV content is critical to the success and development of our platform. The growth of the CTV industry and the level of demand and market acceptance for CTV products are subject to a high degree of uncertainty. We believe that the continued growth of streaming, and AVOD in particular, as an alternative to entertainment mediums other than TV will depend on the availability of cost-effective broadband Internet access, the quality of broadband content delivery, the quality and reliability of CTV technology, and the cost and appeal for users as compared to other sources of content. Customers, content publishers or marketers may find CTV less attractive than alternative entertainment mediums, which would adversely affect our business, results of operations, and financial condition.
Our business depends on the growth and expansion of performance marketing in the CTV medium and, in particular, the continued growth in performance advertising based spend through our PTV platform. If marketers choose to dedicate budgets to alternative marketing channels such as paid search or paid social, or reduce their overall performance marketing spending, our revenue and results of operations will be directly affected. In addition, various macro factors could cause customers to reduce their marketing budgets. See the risk factor titled “—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the level of demand, and resulting amount of spend on general advertising, and to a lesser extent digital advertising, such as economic downturns and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.”
Furthermore, the success of our efforts to advance new services for increased advertising automation will depend upon adoption of our platform by customers in lieu of their traditional methods of order placement. It is difficult to predict adoption rates, demand for our platform, the future growth rate and size of the digital advertising solutions market or the entry of competitive solutions.
Growth in the performance advertising market using CTV is dependent on a number of factors, including the pace of cord-cutting (the replacement of traditional TV for CTV streaming), the continued proliferation of digital content and CTV providers, the continued movement from subscription based models to advertising based models and the rate of shift of performance advertising dollars from traditional performance advertising channels, and of brand advertising dollars from traditional TV advertising channels, each to performance advertising using CTV. If the market for performance ad-supported CTV develops more slowly than we expect or fails to develop as a result of these or other factors, our results of operations and growth prospects could be adversely affected.
Any expansion of the market for digital advertising solutions more generally depends on a number of factors, including social and regulatory acceptance, the growth of the overall digital advertising market and the growth of specific sectors including social, mobile, video, and out-of-home as well as the actual or perceived technological viability, quality, cost, performance and value associated with emerging digital advertising solutions. If digital marketing does not develop in the manner we expect, our business and financial condition could be adversely affected.

A limited number of customers account for a significant portion of our revenue. Moreover, if we fail to attract new customers, or if our existing customers do not expand their usage of our platform, our growth will suffer. Moreover, if we are not able to achieve our customers’ ROAS goals, customers may reduce their overall ad spend, which could adversely affect our business, results of operations, and financial condition.
In order to grow the usage of our platform, we need to attract new customers, and expand our relationships with existing customers. We must continue to develop new and improve our current technology to compete effectively, and customers have not always embraced our offerings, or updates thereto, due to various factors. Although we believe we strive to provide superior attribution and performance to our competitors, certain customers may place technological or financial demands that we are unable to meet. These and other factors may make it difficult for us to attract new customers, or increase our business with our existing customers, causing some customers to reduce their spending with us, or cause us to increase our costs of doing business, adversely affecting our business, results of operations, and financial condition.
In addition, a limited number of large customers account for a significant portion of our revenue. Specifically, our top ten customers accounted for approximately one-third of our revenue for the year ended December 31, 2020. We expect to continue to generate a significant portion of our revenue from these customers for the foreseeable future. At present, almost all of our customers are not subject to committed contracts with us. If we are not able to attract new customers, grow adoption of customers on committed contracts, or if a group of customers representing a significant portion of the demand in our marketplace decides to materially reduce use of our platform or terminate its engagement with us, it could cause an immediate and significant decline in our revenue and profitability and adversely affect our business, results of operations, and financial condition. As CTV continues its rapid adoption by consumers, we will seek to attract ad spend from new customers to support our continued growth. Additionally, as marketers increase their existing CTV spend and diversify their advertising budgets, we will seek to grow current levels of utilization with our existing customers to support our continued growth.
Moreover, if we are not able to achieve all of our customers’ ROAS targets, customers may reduce their overall advertising budgets and ad spend. Our platform allows customers to control specific targets and goals, which could impact the ROAS a particular customer achieves. If a customer sets a goal that is unattainable due to circumstances beyond our control, and we do not achieve that ROAS goal, customers may reduce their usage of our platform. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure without a commensurate increase in revenue. These factors would adversely affect our business, results of operations, and financial condition.
Our revenue growth may also depend on our ability to generate interest in our CaaS platform, whereby we bundle creative services in exchange for annual contracts with minimum spend requirements. CaaS is a recent offering where we are investing significant resources, which will negatively impact our profit margins. We may not be able to accurately predict customer demand for our CaaS services and cannot assure you that our investment in developing CaaS will yield revenue growth. Any failure among our customers to adopt CaaS or our other services, whether due to customers losing confidence in the value or effectiveness of such services, customers being unwilling to leave their existing creative agencies and switch over to CaaS, regulatory restrictions or other causes, or any inability to further penetrate PTV, CTV, CaaS or offer new and appealing services, could impact our growth and adversely affect our business, results of operations, and financial condition.
In addition, our revenue growth may also depend on our ability to grow adoption of our platform by top national and global brands that often have existing agencies they use for marketing services. These brands have considerable marketing budgets but may be unwilling to abandon their existing relationships with agencies in order to adopt our self-serve, brand-direct platform. Furthermore, our revenue growth may depend on our ability to extend our platform into adjacent channels and markets. We believe that these opportunities present a significant opportunity for long-term growth as technological advancements further disrupt CTV and performance marketing, and our inability to extend our platform to top national and global brands or expand internationally could impact our growth and adversely affect our business, results of operations, and financial condition.

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the level of demand, and resulting amount of spend on general advertising, and to a lesser extent digital advertising, such as economic downturns and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.
Our revenue and results of operations are highly dependent on the overall demand for advertising and on the economic health of our current and prospective marketers. Ad spend is closely tied to marketers’ financial performance and a downturn, either generally or in one or more of the industries, such as the downturn in the travel industry as a result of the COVID-19 pandemic, in which our customers operate, could adversely impact the general advertising market. Various macroeconomic factors could cause marketers to reduce their advertising budgets or slow the growth of their ad spending, including adverse economic conditions and general uncertainty about economic recovery or growth, instability in political or market conditions generally, and any changes in tax treatment of advertising expenses and the deductibility thereof. While these factors are less likely to have a pronounced effect on the effect of digital advertising performance and spend, they may nonetheless have a material adverse impact on our operating results. Reductions in overall ad spend as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.
Our results of operations may fluctuate significantly and may not meet our expectations or those of securities analysts and investors.
Our results of operations have fluctuated in the past and are likely to continue to fluctuate in the future. In addition, because our business is evolving, our historical results of operations may be of limited utility in assessing our future prospects. Factors that can cause our results of operations to fluctuate include:
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seasonality in demand for digital advertising among our customers that market to consumers or are e-commerce customers, as many such customers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday spending, and advertising inventory in the fourth quarter may be more expensive due to increased demand for advertising inventory;

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changes in pricing of advertising inventory, changes in supply, improvements in technology and extension of automation to higher-value inventory, uncertainty regarding rate of adoption, changes in the allocation of spend by customers, changes in revenue mix, auction dynamics, or negotiations with customers and potential customers and other factors;

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diversification of our revenue mix to include new customers and solutions;

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the addition or loss of customers or sellers of advertising inventory;

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general economic conditions and the economic health of our current and prospective customers and sellers of advertising inventory;

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changes in the advertising strategies or budgets or financial condition of customers;

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the performance of our technology and the cost, timeliness, and results of our technology innovation efforts;

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marketing technology and digital media industry conditions and the overall demand for advertising, or changes and uncertainty in the regulatory environment for us or current or prospective customers or sellers of advertising inventory, including with respect to privacy regulation;

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the introduction of new technologies or service offerings by our competitors and market acceptance of such technologies or services;

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changes to the use of tracking pixels, which are snippets of code that are loaded when a user visits a website or opens an email (“pixels”), throughout the industry;

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our level of expenses, including investment required to support our technology development, scale our technology infrastructure and business expansion efforts, including hiring, acquisitions or expenses related to litigation;

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the impact of changes in our stock price on valuation of stock-based compensation or other instruments that are marked to market;

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the effectiveness of our financial, information technology and data privacy infrastructure and controls;

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geopolitical and social factors, such as inflation, concerns regarding negative, unstable or changing economic conditions in the countries and regions where we operate, global and regional recessions, political instability, and trade disputes;

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foreign exchange rate fluctuations; and

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changes in accounting policies and principles and the significant judgments and estimates made by management in the application of these policies and principles.

Any one or more of the factors above may result in significant fluctuations in our results of operations. You should not rely on our past results as an indicator of our future performance.
Because many of our expenses are based upon forecasted demand and may be difficult to reduce in the short-term, volatility in quarterly revenue could cause significant variations in quarterly results of operations. We may not forecast our revenue or expenses accurately, causing our results of operations to diverge from our estimates or the expectations of securities analysts, and investors. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our common stock could fall, and we could face costly litigation, including securities class action lawsuits.
Seasonal fluctuations in the demand for the products of our consumer-facing and e-commerce customers could adversely affect our business, results of operations, or financial condition.
Our revenue may vary from quarter to quarter due to the seasonal nature of demand for many of our customers’ products or services that market to consumers and e-commerce customers. For example, digital marketers that market to consumers or market e-commerce products or services tend to devote a large portion of their budgets to campaigns in the fourth quarter of the year, to coincide with consumer holiday spending, and then have a significantly smaller advertising budget in the first calendar quarter. Seasonality in the fourth quarter of the calendar year has translated to our highest levels of platform activity and spend as fourth quarter revenue comprised 32% and 33% of our revenue for the year ended December 31, 2021 and 2020, respectively.
Moreover, pricing of digital ad impressions that address these consumer markets in the fourth quarter is likely to be higher due to increased demand, and high-visibility events such as the Olympics, the Super Bowl or the U.S. election cycle, may cause fluctuations in ad spend and correspondingly, our revenue. We expect revenue to fluctuate in the future based on seasonal and event-driven factors described above, which could have a material adverse effect on our business, results of operations, and financial condition.
Our short operating history in PTV services makes it difficult to evaluate our business and prospects and may increase the risk associated with your investment.
We operate in an evolving industry with ever-changing customer needs, and, as a result, our business has evolved over time such that our operating history makes it difficult to evaluate our business and future prospects. Our PTV offering has only been in place since 2018, and as such the short operating history with PTV as our primary driver of revenue may not be indicative of future revenues or our future business. Although we have experienced substantial revenue growth, we may not be able to sustain this growth rate, current revenue levels or profitability. We expect to face challenges, risks, and difficulties frequently experienced by growing companies in rapidly developing industries, including those relating to:
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innovating and developing new solutions that are adopted by and meet the needs of customers;

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further developing and maintaining our reputation for innovation and solutions that meet the needs of our customers;

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developing, maintaining, and expanding relationships with new and existing customers;

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distinguishing ourselves from competitors that offer alternative advertising solutions and distinguishing ourselves from new competitors in the PTV industry;

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responding to evolving industry standards and government regulations that impact our business, particularly in the areas of data protection and consumer privacy;

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preventing or otherwise mitigating failures or breaches of privacy or security;

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competing against companies in other advertising channels with a larger customer base or greater financial or technical resources;

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managing expenses as we invest in our infrastructure and technology to scale our business and operate as a public company; and

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recruiting, integrating, and retaining qualified and motivated employees, who we refer to as team members, particularly engineers.

If we are not successful in addressing these and other issues, our business may suffer, our revenue may decline and we may not be able to achieve further growth or sustain profitability.
If we do not manage our growth effectively, the quality of our platform may suffer, and our business, results of operations, and financial condition may be adversely affected.
The continued growth in our business may place demands on our infrastructure and our operational, managerial, administrative, and financial resources. Our success will depend on the ability of our management to manage growth effectively. Among other things, this will require us at various times to:
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strategically invest in the development and enhancement of our platform, including extending our platform into adjacent channels and international markets;

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strategically invest in the development and enhancement of our CaaS platform;

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strategically invest to acquire new customers, and increase our share of existing customers’ digital ad spend;

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improve coordination among our engineering, product, operations, and other support organizations;

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manage multiple relationships with various partners, customers, and other third parties;

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develop our operating, administrative, legal, financial, and accounting systems and controls; and

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recruit, hire, train, and retain team members.

If we do not manage our growth well, the efficacy and performance of our platform may suffer, which could harm our reputation and reduce demand for our platform. Failure to manage future growth effectively could harm our business and have an adverse effect on our business, results of operations, and financial condition.
Our sales and marketing efforts may require significant investments and, in certain cases and as we expand into new markets, involve long sales cycles, and may not yield the results we seek.
Our sales and marketing teams educate prospective customers about the use, technical capabilities, and benefits of our platform. Our sales cycle, from initial contact to execution and implementation, may take significant time with certain customers, and may be extended as we extend our platform to attract national and global brands (which are more likely to have established relationships with marketing agencies that serve as a barrier to adoption of our self-serve, brand-direct platform), into adjacent channels and markets. We are often required to explain how our platform can achieve the targeted ROAS for a customer. We may spend substantial time and resources prospecting for new business (including national and global brands and in new markets) or responding to requests for proposals from potential customers, and it may not result in revenue. Following execution and implementation, ongoing sales cycles and account management may take significant time as we attempt to develop software solutions for national and global brands and as we seek to develop our international presence. We may not succeed in attracting new customers (including national and global brands, and in new markets) despite our significant investment in our business development, sales and marketing organizations, and it is difficult to predict when new customers will begin generating revenue through our platform, and the extent of that revenue. We may not succeed in forming relationships with national or global brands, or expanding relationships with existing customers (including in new markets), despite our significant investment in our sales, account management, and marketing organizations, and it is difficult to predict when additional solutions will generate revenue, and the extent of that revenue.

Our product development and innovation efforts may be inefficient or ineffective, which may impair our ability to attract customers. If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by customers, we may not attract and retain customers, which could have an adverse effect on our business, results of operations, and financial condition.
We need to continuously update our platform and the technology we invest in and develop, including our proprietary algorithms, in order to attract customers and keep ahead of changes in technology, and evolving industry standards and regulatory requirements. Our future success will depend in part upon our ability to enhance our existing platform and to develop and introduce new solutions in a timely manner with features that meet evolving customer and market requirements. To be able to enhance our platform and to develop and introduce new solutions, we will depend on our ability to recruit, train, motivate, and retain key technology and engineering personnel. We are a software-driven company and the innovation and delivery of complex technology at massive scale upon which our success depends are technological and engineering problems. It is imperative that we have highly skilled engineers and engineering management, mathematicians, and computer scientists, and appropriately qualified personnel can be difficult to recruit and retain.
Additionally, our technology is complex and can require a significant investment of time and resources to develop, test, introduce, and enhance. These activities can take longer than we expect, and we may not make the right decisions regarding these investments. We schedule and prioritize our development efforts according to a variety of factors, including our perceptions of market trends, customer requirements, and resource availability; however, we may encounter unanticipated difficulties that require us to re-direct or scale back our efforts and we may need to modify our plans in response to changes in customer requirements, market demands, resource availability, regulatory requirements, or other factors. If development of our platform becomes significantly more expensive due to changes in regulatory requirements, industry practices, competition for team members, or other factors, we may find ourselves at a disadvantage to larger competitors with more resources to devote to development. In addition, new demands from customers, superior offerings by competitors, changes in technology, or new industry standards or regulatory requirements could render our platform less effective and require us to make unanticipated changes to our platform or business model. These factors place significant demands upon our engineering organization, require complex planning, and can result in acceleration of some initiatives and delay of others. To the extent we do not manage our development efforts efficiently and effectively, we may fail to produce services that respond appropriately to the needs of customers, and competitors may more successfully develop responsive offerings. If our platform is not competitive, customers can be expected to shift their business to competitors. Customers may also resist adopting our new solutions for various reasons, including reluctance to disrupt existing relationships and business practices.
We generally do not have fixed commitments with customers or sellers of advertising inventory. If customers or sellers of advertising inventory representing a significant portion of the demand or inventory in our marketplace decide to materially reduce the use of our platform, we could experience an immediate and significant decline in our revenue and profitability and harm to our business.
Generally, our customers are not obligated to provide us with any minimum volumes of business, may do business with our competitors as well as with us, may reduce or cancel their business with us, and may bypass us and transact directly with sellers of advertising inventory or through other intermediaries that compete with us. Accordingly, our business is highly vulnerable to changes in the macro environment, price competition, and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate customers or sellers of advertising inventory to migrate to competitors’ offerings.
Sellers of advertising inventory and customers may allocate their advertising inventory or demand to our competitors who provide advertising demand and supply to them on more favorable terms or whose offerings are considered more beneficial. Supply of advertising inventory is also limited for some sellers of advertising inventory, such as special sites or new technologies, and sellers of advertising inventory may request higher prices, fixed price arrangements or guarantees that we cannot provide as effectively as our competitors, or that would reduce the profitability of that business. In addition, sellers of advertising inventory sometimes place significant restrictions on the sale of their advertising inventory, such as strict security requirements, limitations on data sharing, prohibitions on ads from specific customers or specific industries, and restrictions on the use of specified creative content or format. Customers, in turn, may also prohibit the purchase of advertising inventory from specific sellers of advertising inventory or more generally from sellers of advertising inventory based on the nature of the content on their network, and are free to direct their spend to us or one or more of our competitors, and increasingly are seeking price concessions, rebates, or other consideration to direct more spend towards us.
We serve many customers, but certain large customers have accounted for and will continue to account for a disproportionate share of business transacted through our platform. If a customer or group of customers representing a significant portion of the demand in our marketplace, or a seller or group of sellers representing a significant portion of the inventory in our marketplace decides to materially reduce use of our platform, it could cause an immediate and significant decline in our revenue and profitability and harm to our business. In addition, loss of substantial inventory or demand could degrade our marketplace. Loss of important unique inventory could reduce fees from demand that cannot be shifted to other sellers of advertising inventory and make it harder to differentiate ourselves from our competitors. The number of large customers and sellers of advertising inventory in the market is finite, and it could be difficult for us to replace the losses from any customers or sellers of advertising inventory whose relationships with us diminish or terminate. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure without a commensurate increase in revenue, which would harm our profitability and other results of operations.
Because of these factors, we seek to expand and diversify our customer relationships. Additionally, as part of our strategy to increase the volume of advertising inventory on our exchange, we are continuing relationships with aggregators of inventory and with large sources of supply that have their own monetization capabilities but also allow third parties to connect to their exchanges and bid on their inventory. These relationships represent additional risks in terms of inventory quality, transaction discrepancies, and collections, and may be less profitable because we may be required to compensate these partners or share the fees available for intermediaries in these transactions, and may incur higher serving costs relative to revenue.
As part of our CaaS offering, we intend to enter into contracts with customers that provide for minimum spend obligations and have a fixed term. We may not be successful in generating interest in and adoption of CaaS among new and existing customers.
Our platform could be susceptible to errors, defects, or unintended performance problems that could adversely affect our business, results of operations, and financial condition.
We depend upon the sustained and uninterrupted performance of our platform to operate our business. Software bugs, faulty algorithms, technical or infrastructure problems, or system updates could lead to an inability to process data to place ads or price inventory effectively, or cause ads to display improperly or be placed in proximity to inappropriate content, which could adversely affect our business, results of operations, and financial condition. These risks are compounded by the complexity of our technology and the large amounts of data we utilize. Because our software is complex, undetected material defects, errors and failures may occur. Despite testing, errors, or bugs in our software may not be found until the software is in our live operating environment. Errors or failures in our platform, even if caused by the implementation of changes by customers or partners to their systems, could also result in negative publicity, damage to our reputation, loss of or delay in market acceptance of our platform, increased costs or loss of revenue, or loss of competitive position. In such an event, we may be required or choose to expend additional resources to help mitigate any problems resulting from defects, errors and failures in our software. As a result, defects or errors in our products or services could harm our reputation, result in significant costs to us, impair the ability of customers to purchase inventory and impair our ability to fulfill obligations with customers and partners. Any significant interruptions could adversely affect our business, results of operations, and financial condition.
We are subject to laws, regulations and industry requirements related to data privacy, data protection, information security, and consumer protection across different markets where we conduct our business, including in the United States, and such laws, regulations, and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations, and financial condition.
We receive, store, and process data about or related to consumers in addition to our customers, team members, and services providers. Our handling of this data is subject to a variety of federal, state, and foreign laws and regulations and is subject to regulation by various government authorities. Our data handling also is subject to contractual obligations and may be deemed to be subject to industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. Additionally, the Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. If we fail to comply with any such laws or regulations, we may be subject to enforcement actions that may not only expose us to litigation, fines, and civil and/or criminal penalties, but also require us to change our business practices as well as have an adverse effect on our business, results of operations, and financial condition.
The regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection, or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation, and use of data, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose data. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of ads, have come under increasing scrutiny by legislative, regulatory, and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect data about Internet users’ online browsing activity on web browsers, mobile devices, and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels. In addition, providers of Internet browsers have engaged in, or announced plans to continue or expand, efforts to provide increased visibility into, and certain controls over, cookies and similar technologies and the data collected using such technologies. Because we, and our customers, rely upon collecting large volumes of such data through such technologies (other than cookies), it is possible that these efforts may have a substantial impact on our ability to collect and use data from Internet users, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect and how we use that data to provide our services.
In the United States, the U.S. Congress and state legislatures, along with federal regulatory authorities have recently increased their attention on matters concerning the collection and use of consumer data. In the United States, non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or other more restrictive regulations were to be adopted in the United States, less data would be available, and the cost of data would be higher.
California recently enacted legislation, the California Consumer Privacy Act that became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020 (the “CCPA”). The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal information. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents. The CCPA generally requires covered businesses to, among other things, provide new disclosures to California consumers and afford California consumers new abilities to opt-out of certain sales of personal information, a concept that is defined broadly. We cannot yet fully predict the impact of the CCPA or subsequent guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our customers’ requirements and could have an adverse effect on our business, results of operations, and financial condition.
Additionally, a recent California ballot initiative, the California Privacy Rights Act (the “CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal information starting in January 2023 (with a look back to January 2022). As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations, and financial condition. The effects of the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.
The CCPA has encouraged “copycat” laws in other states across the country, such as in Nevada, Colorado, Virginia, New Hampshire, Illinois, and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Such new privacy laws add additional complexity, requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact trading strategies and availability of previously useful data.
Additionally, governmental agencies like the Consumer Financial Protection Bureau and the FTC have adopted, or are considering adopting, laws and regulations concerning personal data and data security. For example, the FTC has increased its focus on data privacy and security practices at digital companies, as evidenced by obtaining increasing fines against companies found to be in violation of the FTC Act for “unfair and deceptive” acts or practices or of the Children’s Online Privacy Protection Act, and by obtaining twenty-year consent decrees mandating enhanced and specific requirements for information security management programs and the handling of consumer information. While the FTC does not have the legal authority to seek monetary penalties or relief in the area of data privacy or security as a general matter, a violation of a data privacy or security consent decree can subject the responding company to very high monetary penalties.
Further, laws and regulations outside the United States may be found to apply to our business, including the General Data Protection Regulation (“GDPR”) in Europe and the United Kingdom equivalent (the “UK GDPR”). The GDPR and UK GDPR include robust operational requirements for companies that receive or process personal data of residents of the European Union and United Kingdom that are different than requirements under United States data privacy and security laws, provide greater control to individuals (including, for example, the “right to be forgotten”), increases data portability for EU and UK individuals and includes specific data breach notification requirements. In addition, EU and UK regulators are increasingly focusing on compliance with requirements in the online advertising ecosystem, and current national laws that implement the ePrivacy Directive may be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. Failure to comply with data privacy and protection laws and regulations outside the United States that are found to apply to our business may result in regulatory investigations, significant penalties (under the GDPR, and UK GDPR, up to the greater of €20 million or 4% of an enterprise’s global annual revenue), reputational damage, orders to cease or change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit) and, in certain countries civil claims including representative actions and other class action type litigation.
Further, regulators in certain countries outside the U.S. are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem alongside organizations’ use of cookies, pixels and targeting technologies. For example, the French data protection regulator (the CNIL) is increasingly active in enforcement in this area, as are other EU regulators as a result of actions by NYOB (a not-for-profit privacy activist group) that recently issued approximately 500 complaints to European website operators regarding their cookie banners and referred 422 of these to relevant national regulators—and has said that it aims to seek enforcement on up to 10,000 websites in Europe. In addition, the Austrian data protection regulator recently ruled that the use of Google Analytics by an EU company involved an unlawful transfer of personal data to the United States. Some countries are also considering or have passed legislation implementing data protection requirements or are requiring local storage and processing of data or similar requirements. These new areas of focus for regulators and legislators could require significant systems changes, increase the cost and complexity of delivering our services, adversely affect our margins, divert the attention of our technology personnel and subject us to additional liabilities. Further, any failure to achieve required data protection standards (which are not currently clear when applied to the online advertising ecosystem) may result in lawsuits, regulatory fines, or other actions or liability, all of which may harm our results of operations. Because the interpretation and application of privacy and data protection laws such as the CCPA, and the related regulations and standards, are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our platform.
In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that legally apply to us or our customers. We are members of self-regulatory bodies that impose additional requirements related to the collection, use, and disclosure of consumer data. We maintain membership with the Network Advertising Initiative (the “NAI”), a self-regulatory association dedicated to responsible data collection and its use for digital advertising, and the Digital Advertising Alliance (the “DAA”), an independent organization led by advertising and marketing trade associations that has established self-regulatory principles enforcing responsible privacy practices for digital advertising and consumer transparency. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties, and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations, and financial condition.
We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our users to reduce their use of our products and services.
Even though we believe we are in material compliance with data privacy, data protection, information security, and consumer protection laws, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain, and if we have any compliance issues as a result, this could have a material adverse effect on our business, results of operations and financial condition.
Finally, we depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such provider we take steps to attempt to mitigate the associated risks of using third parties, however, there is no guarantee that any contractual commitments from third parties regarding data privacy and security, or any data privacy and security-related safeguards that we or third parties put in place, will protect us from risks associated with the third-party processing of such data. Any violation of data privacy or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above.
Our business depends on our ability to collect, use, and disclose data to provide the platform, including to deliver and measure the effectiveness of ads. Any limitation imposed on our collection, use or disclosure of this data, including through consumer tools, regulatory restrictions and technological limitations, could threaten our ability to use and disclose data, significantly diminish the value of our platform and cause us to lose customers and revenue.
We depend on our ability to collect data in order to run our business. We collect large amounts of data about ads and where they are placed, such as customer preferences for media and advertising content. Further, we collect data about individuals that does not directly identify the individual, including advertising identifier, IP address, hashed email addresses, browser and device information, online browsing behavior, exposure to and interaction with ads, and inferential data about purchase intentions, and preferences. We collect this data through various means, including from first-party data (i.e., data owned by the customer), third-party data sources such as Oracle’s Data Marketplace, and CRM data. Our customers and data providers may choose to provide us with their proprietary data about audiences.
We aggregate this data and analyze it in order to enhance our services, including the pricing, placement, and scheduling of ads. As part of our real-time analytics service offering we share the data, or analyses based on it, with our customers. Our ability to collect, use and share data about advertising transactions and audience behavior is critical to the value of our services. There are many technical challenges relating to our ability to collect, aggregate and associate data about individuals, and we cannot assure you that we will be able to do so effectively. Evolving regulatory standards could place restrictions on the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. Internet users can, with increasing ease, implement practices or technologies that may limit our ability to collect and use data to deliver ads, measure advertising performance and build custom audiences, or otherwise inhibit the effectiveness of our platform. Although our customers generally permit us to aggregate and use data that we collect in performing services, subject to certain restrictions, customers might decide to restrict our collection or use of their data.
Any limitations on this ability could impair our ability to deliver an effective platform, which could adversely affect our business, results of operations, and financial condition.
If the use of pixels, ISPs or other targeting technologies is restricted without similar or better alternatives, our platform’s effectiveness could be diminished and our business, results of operations and financial condition could be adversely affected.
We use pixels placed on consumer devices when an Internet browser is used, as well as ISPs, to gather data that enables our platform to be more effective. Our pixels and ISPs do not identify individual consumers directly, but record information such as when an individual visits a website, when an individual uses a mobile app, the individual’s IP address (and we can then estimate their location), and browser or other device information. Customers and partners may also choose to share their information about audiences’ interests or give us permission to use their pixels and ISPs. Our automated bidding software uses data from pixels, ISPs and other targeting technologies to determine whether to bid on, and how to price, an ad impression in a certain location, at a given time, for a particular individual. Without pixels, ISPs and other targeting data, transactions processed through our platform would be executed with less insight into audience activity, reducing the precision of selecting impressions to purchase for an advertising campaign. This could make placement of advertising through our platform less valuable, and harm our revenue. If our ability to use pixels, ISPs or other targeting technologies is limited, we may be required to develop or obtain additional applications and technologies to compensate for the lack of pixels, ISPs and other targeting technology data, which could be time consuming or costly to develop, less effective, and potentially subject to additional regulation.
Because we do not have direct relationships with consumers, we rely on customers to obtain the consent of the consumer on our behalf to process their data and to implement any notice or choice mechanisms (to the extent required under applicable laws), but if customers do not follow this process (and in any event as the legal requirements in this area continue to evolve and develop), we could be subject to lawsuits, fines, or other actions or liability. We may not have adequate insurance to protect us against any such claims and losses, and this could adversely impact our business, results of operations, and financial condition.
If the use of digital advertising is rejected by audiences, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations, and financial condition.
Audiences can, with increasing ease, implement technologies that limit our ability to collect and use data to deliver ads, or otherwise limit the effectiveness of our platform. For example, in June 2020, Apple announced its intention to move to “opt-in” privacy models, requiring users to voluntarily choose to receive targeted ads, which may reduce the value of ad impressions on its iOS mobile application platform. While our platform is exclusive to CTV, and not other “OTT” streaming devices such as mobile applications, an extension of the “opt-in” privacy model to CTV devices could adversely affect our business. Additionally, many applications and other devices allow audiences to avoid receiving ads by paying for subscriptions or other downloads. Mobile devices using Android and iOS operating systems limit our ability to identify audiences through audience extension while such audiences are using applications other than their web browser on the device.

Some audiences also download free or paid “ad blocking” software on their computers or mobile devices, not only for privacy reasons, but also to counteract the adverse effect ads can have on the consumer experience, including increased load times, data consumption, and screen overcrowding. Ad-blocking technologies and other global privacy controls may prevent targeting technologies from being stored on a consumer’s computer or mobile device. If these measures become applicable to CTV devices, our business, results of operations, and financial condition could be adversely affected, and if these measure become more widespread among audiences, our audience extension features could be negatively affected.
Ad-blocking technologies could have an adverse effect on our business, results of operations, and financial condition if they reduce the volume or perceived effectiveness and value of digital advertising. In addition, some ad blocking technologies block only ads that are targeted through use of third-party data, while allowing ads based on first-party data. These ad blockers could place us at a disadvantage because we rely in part on third-party data, while some large competitors have troves of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our customers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our stock price to decline.
We depend on third-party data centers, the disruption of which could adversely affect our business, results of operations, and financial condition.
We host our company-owned infrastructure at third-party data centers that may be less secure than our own facilities. Any damage to or failure of these third-party data centers generally would prevent us from operating our business. We rely on the Internet and, accordingly, depend upon the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.
Problems faced by our third-party data center operations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of customers. Additionally, improving our platform’s infrastructure and expanding its capacity in anticipation of growth in new channels and formats, as well as implementing technological enhancements to our platform to improve its efficiency and cost-effectiveness are key components of our business strategy, and if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems could adversely affect our reputation, expose us to liability, cause us to lose customers, or otherwise adversely affect our business, results of operations, and financial condition. Service interruptions might reduce our revenue, trigger refunds to customers, subject us to potential liability, or adversely affect our business, results of operations, and financial condition.
The ongoing effects of the COVID-19 pandemic, or the occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, or other unanticipated problems at these facilities could result in interruptions in the availability of our platform. While we have disaster recovery arrangements in place, they have not been tested under actual disasters or similar events and may not effectively permit us to continue to provide our products and services in the event of any problems with respect to our data centers. Moreover, because we do not currently have full redundancy with respect to the services at each data center, if one of our data centers shuts down there may be a period of time that our products or services, or some of our products or services, will be unavailable to customers served by that data center. If any of these events were to occur to our business, our business, results of operations, or financial condition could be adversely affected.
We must increase the scale and efficiency of our technology infrastructure to support our growth and transaction volumes.

Our business depends on processing an increasingly large volume of data. Our PTV platform is built on a scalable software stack that includes support for audience targeting, programmatic bidding, ad serving, attribution, reporting and campaign setup.
Our technology must scale to process the increased advertising requests on our platform. We must continue to increase the capacity of our platform to support our high-volume strategy, to cope with increased data volumes and parties resulting from an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent we are unable, for cost or other reasons, to effectively increase the capacity of our platform, continue to process transactions at fast enough speeds, and support emerging advertising formats or services preferred by customers, our revenue will suffer. We expect to continue to invest in our platform to meet increasing demand. Such investment may negatively affect our profitability and results of operations.
The use of increasing amounts of data and overall growth in impressions place growing demands upon our platform infrastructure. If we are unable to grow our platform to support substantial increases in the number of transactions and in the amount of data we process, including the speed at which we process such data, on a high-performance, cost-effective basis, our business, results of operations, and financial condition could be adversely affected. We expect to continue to invest in our platform in order to meet these requirements, and that investment may adversely affect our business, results of operations, and financial condition.
Platform outages or disruptions, including any interruptions due to cyberattacks or to our failure to maintain adequate security and supporting infrastructure as we scale, could damage our reputation and our business, results of operations, and financial condition.
As we grow our business, we expect to continue to invest in our platform infrastructure, including hardware and software solutions, network services and database technologies, as well as potentially increase our reliance on open-source software. Without these improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, impaired quality or delays in reporting accurate information regarding transactions in our platform, any of which could negatively affect our reputation and ability to attract and retain customers. The steps we take to enhance the reliability, integrity and security of our platform as it scales are expensive and complex, and poor execution could result in operational failures. In addition, our partners that host our data, and our customers, may encounter attempted attacks on their networks that may take a variety of forms, including denial of service attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs. Further, cyberattack techniques are constantly evolving and becoming increasingly diverse, growing increasingly more sophisticated and could involve denial-of-service attacks or other maneuvers that have the effect of disrupting the availability of services on our platform, which could seriously harm our reputation and business. Other types of cyberattacks could harm us even if our platform operations are left undisturbed. For example, attacks may be designed to deceive team members into releasing control of their systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. We are also vulnerable to unintentional errors or malicious actions by persons with authorized access to our systems that exceed the scope of their access rights, distribute data erroneously, or, unintentionally or intentionally, interfere with the intended operations of our platform. Incidents like this can give rise to a variety of losses and costs, including legal exposure, and regulatory fines, damages to deputation, amongst others. Although we maintain insurance coverage, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of our platform, including any caused by cyberattacks, may harm our reputation and our business, results of operations, and financial condition.
If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our customers and their audiences, customers could lose confidence in our platform, and we could face legal claims that could adversely affect our business, results of operations, and financial condition.
We may be subject to fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate customer purchases through our platform, or to disrupt or divert the operation of the systems, devices, and audiences of our customers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. For example, sophisticated bot-nets and other complex forms of click fraud might be used to generate fraudulent impressions and divert advertising revenue from legitimate websites of customers. Those activities could also introduce malware through our platform in order to commandeer or gain access to information on customers’ computers. We use third-party tools and proprietary technology to identify non-human traffic and malware, and we may reduce or terminate relationships with customers that we find to be engaging in such activities. Although we continuously assess the quality and performance of advertising on customers’ digital media properties, it may be difficult to detect fraudulent or malicious activity, and we rely on our own and third-party tools, as well as the controls of customers. Further, perpetrators of fraudulent impressions and malware frequently change their tactics and may become more sophisticated over time, requiring both us and third parties to improve processes for assessing the quality of customer inventory and controlling fraudulent activity. If we fail to detect or prevent fraudulent or malicious activity of this sort, our reputation could be damaged, customers may contest payment, demand refunds, or fail to give us future business, or we could face legal claims from customers. Even if we are not directly involved in fraud or malicious activity, any sustained failures of others in our industry to adequately detect and prevent fraud could generate the perception that programmatic trading is unsafe and lead our customers to avoid CTV advertising.
We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.
We face intense competition in the marketplace. We also compete for supply of advertising inventory against a variety of competitors, both in the CTV market and in paid search and social advertising more broadly. Some of our existing and potential competitors are better established, benefit from greater name recognition, may have offerings and technology that we do not have or have significantly more financial, technical, sales, and marketing resources than we do. In addition, some competitors, particularly those with greater scale or a more diversified revenue base and a broader offering, have greater flexibility than we do to compete aggressively on various terms, or to compete with us by including in their product offerings services that we may not provide. Some existing and potential customers have their own relationships with sellers or are seeking to establish such relationships, and many sellers are investing in capabilities that enable them to connect more effectively directly with customers. Our business suffers to the extent that customers and sellers purchase and sell advertising inventory directly from one another or through intermediaries other than us, reducing the amount of ad spend on our platform. New or stronger competitors may emerge through acquisitions and industry consolidation or through development of disruptive technologies. If our offerings are not perceived as competitively differentiated, we could lose customers, market share or be compelled to concede terms and conditions to our services, making it more difficult to grow our business profitably.
There has been rapid evolution and consolidation in the marketing technology industry, and we expect these trends to continue, thereby increasing the capabilities and competitive posture of larger companies, particularly those that are already dominant in various ways, and enabling new or stronger competitors to emerge. There is a finite number of large customers and sellers in our target markets, and any consolidation of customers or sellers may give the resulting enterprises greater bargaining power or result in the loss of customers and sellers that use our platform, and thus reduce our potential base of customers and sellers, each of which would lead to erosion of our revenue.
As technology continues to improve and market factors continue to attract investment, competition and pricing pressure may increase and market saturation may change the competitive landscape in favor of larger competitors with greater scale and broader offerings, including those that can afford to spend more than we can to grow more quickly and strengthen their competitive position. In addition, our competitors or potential competitors may adopt certain aspects of our business model, which could reduce our ability to differentiate our platform. Some of our competitors may also be able to sell products or services competitive to ours with more attractive value propositions given proprietary ownership of data, technical superiority, or economies of scale. Such introduction of competent, competitive products, or other technologies by our competitors that are superior to or that achieve greater market acceptance than our products and services could adversely affect our business. In such event, we could experience a decline in market share and revenues. Loss of existing or future market share to new competitors could substantially harm our business, results of operations, and financial condition.
For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Our corporate culture has contributed to our success, and if we cannot maintain it as we grow or as we adapt to an entirely remote work environment, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be adversely affected.
We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, creativity, and teamwork across our business, helping to drive our success. We intend to expand our overall headcount and operations both domestically and internationally, with no assurance that we will be able to do so while effectively maintaining our corporate culture. The difficulty of maintaining our culture is compounded by our entirely remote work environment, as any expansion is done without the inherent team-building features of an communal office atmosphere. As we expand and change, in particular across multiple geographies or following acquisitions, it may be difficult to preserve our corporate culture, which could reduce our ability to innovate, create, and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, results of operations, and financial condition by negatively affecting our ability to attract, recruit, integrate and retain team members, continue to perform at current levels, and effectively execute our business strategy.
Additionally, interviewing, hiring, and integrating new team members has been and will continue to be particularly challenging during the COVID-19 pandemic. We face heightened regulatory and tax requirements as a result of our entirely remote working culture and team member turnover, including changes in our management team, could disrupt our business. As part of our entirely remote working plans, we will devote increased efforts to maintaining our collaborative culture, including through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our team members, including new team members. However, there is no guarantee we will be able to maintain our corporate culture, and our business could be adversely affected.
Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.
As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are complementary to and fit within our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. We have limited experience in acquiring other businesses. In addition, the anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations, and financial condition, including risks arising from:
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difficulties in integrating the operations, technologies, product or service offerings, administrative systems, and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

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ineffectiveness or incompatibility of acquired technologies or solutions;

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potential loss of key team members of the acquired business;

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inability to maintain key business relationships and reputation of the acquired business;

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diversion of management attention from other business concerns;

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litigation arising from the acquisition or the activities of the acquired business, including claims from terminated team members, customers, former stockholders or other third parties;

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assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

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complications in the integration of acquired businesses or diminished prospects, including as a result of the COVID-19 pandemic and its global economic effects;

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failure to generate the expected financial results related to an acquisition on a timely manner or at all;

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failure to accurately forecast the impact of an acquisition transaction; and

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implementation or remediation of effective controls, procedures, and policies for acquired businesses.

To fund future acquisitions, we may pay cash or issue additional shares of our common stock, which could dilute our stockholders or diminish our cash reserves. Borrowing to fund an acquisition would result in increased fixed obligations and could also subject us to covenants or other restrictions that could limit our ability to effectively run our business.
Some of our customers have in the past, and may continue to have, or subsequently develop, high-risk credit profiles or otherwise pay us for advertising inventory after payment is due, which may result in credit risk to us or require additional working capital to fund our accounts payable.
Generally, we invoice and collect from customers and subsequently remit fees to sellers of advertising inventory. However, in some cases, we may be required or choose to pay sellers of advertising inventory for impressions delivered before we have collected, or even if we are unable to collect, from the customer of those impressions. We believe we have an adequate allowance for bad debts based on our historical experience of collecting fees from customers. Although we have not experienced material issues in collecting on invoices, there can be no assurances that we will not experience bad debt in the future, and write-offs for bad debt could have a materially negative effect on our results of operations for the periods in which the write-offs occur. Further, growth and increased competitive pressure in the digital advertising industry is causing customers to become more demanding, resulting in overall increased focus by all industry participants on transparency, and cash and collection cycles. The majority of our customers are required to pay us within 30 days of being invoiced. Some customers have experienced financial pressures that have motivated them to pay us after their payment is due. If customers pay us after their payment is due or our cash collections are significantly diminished as a result of these dynamics, our revenue and/or cash flow could be adversely affected and we may need to use working capital to fund our accounts payable pending collection from the customers. This may result in additional costs and cause us to forgo or defer other more productive uses of that working capital.
We currently rely, in part, on multiple technological intermediaries to purchase advertising on behalf of customers. We intend to transition to an internally-developed demand side platform and could face errors, defects, disruptions, or other performance problems as a result of the transition.
We currently rely, in part, on multiple technological intermediaries to serve as our demand-side platform from which customers can purchase advertising inventory. While we believe that if our relationship with any of these technological intermediaries were to cease, we have alternative solutions that we could migrate to in the short-term, we may face short-term impacts on our business and operations as we transfer to such alternative solutions. We intend to transition to a new internally-developed technological intermediary to serve as our demand-side platform in 2022. Such transition may expose us to technology-related risks if we encounter difficulties or errors in implementing the new demand-side platform with our systems. The demand-side platform may also operate less efficiently or effectively than our existing platform and we could face errors, defects, disruptions, or other performance problems as a result of the transition. Any damage to or failure of our systems as a result of this transition generally would have a financial impact and prevent us from operating our business. Additionally, we may not achieve the financial goals we are seeking from this transition, which could adversely affect our reputation, expose us to liability, cause us to lose customers, or otherwise adversely affect our business, results of operations, and financial condition.
Risks Related to COVID-19
The recent COVID-19 pandemic and spread of COVID-19 has impacted and may have material adverse effects on our business, financial position, results of operations and/or cash flows.
Our business has been impacted and may be materially adversely impacted by the effects of the COVID-19 pandemic. These measures have impacted and may further impact our workforce and operations, and the operations of sellers of advertising inventory and customers.
The COVID-19 pandemic has in the short-run, and may over the longer term, adversely affect the economies and financial markets of many countries. Adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, where we conduct substantially all of our business, caused our customers in the second quarter of 2020 to significantly reduce their advertising budgets. Our business depends on the overall demand for advertising and on the economic health of our current and prospective customers, as well as sellers of advertising inventory. As a result of customers significantly reducing their overall ad spending in the second quarter of 2020, the expected growth of our revenue and results of operations were directly affected. In addition, the economic health of our current and prospective customers impacts the collectability of our accounts receivable. Although our liquidity has not been significantly affected by the effects of COVID-19 to date, any prolonged downturn in economic conditions in the future may severely impact our liquidity as we may need additional time to collect from customers, which may impact our ability to pay sellers.
Additionally, in September 2020, in response to the COVID-19 pandemic, we made the decision to begin operating as an entirely remote company, meaning that the majority of our workforce will continue to operate in an entirely remote working environment indefinitely. We believe that our employees have been able to work productively in an entirely remote environment.
The degree to which the COVID-19 pandemic and responses thereto impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, including any resurgence, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Certain of our customers have been disproportionately affected by the COVID-19 pandemic, and it is difficult to predict which of our customers may be subject to such disproportionately adverse effects as the COVID-19 pandemic continues to develop. Even after the COVID-19 pandemic itself has subsided, we may continue to experience impacts to our business as a result of any global economic impact, including as a result of an ongoing recession. For instance, a prolonged economic downturn may result in decreases in total ad spend. A prolonged economic downturn could also impact the overall financial condition of our customers. As a result, the current level of uncertainty over the economic and operational impacts of the COVID-19 pandemic means the impact on our business cannot be reasonably estimated at this time. Although the full magnitude of the impact of the COVID-19 pandemic on our business and operations remains uncertain, the spread of COVID-19 and the imposition of related public health measures and travel and business restrictions has and is expected to continue to adversely impact our forecasted business, financial condition, results of operations and cash flows.
Additional or unforeseen effects from the COVID-19 pandemic and the resulting economic distress could implicate or amplify many of the other risks discussed below.
Risks Related to Our Legal and Regulatory Environment
We rely on customers to abide by our terms and conditions and relevant laws, rules, and regulations when using our platform, and legal claims or enforcement actions resulting from their actions could expose us to liabilities, damage our reputation, and be costly to defend.
We and our customers are subject to regulatory requirements by governments and standards bodies applicable to their activities and the services we offer on our platform. We may assume responsibility for satisfying or facilitating the satisfaction of some of these requirements through our terms and conditions. In addition, we may have responsibility for some acts or omissions of customers transacting business through our platform under applicable laws or regulations or as a result of common law duties, even if we have not assumed responsibility contractually. These responsibilities could expose us to significant liabilities, perhaps without the ability to impose effective mitigating controls upon, or to recover from, customers. We could be subject to litigation as a result of such actions, and, if we were sued, we would incur legal costs in our defense and cannot guarantee that a court would not attribute some liability to us.
Through our terms and conditions, we require our customers to abide by relevant laws, rules and regulations, and restrictions by their counterparties, when transacting on our platform, and we obtain representations from customers that the advertising they place through our platform complies with applicable laws and regulations and does not violate third-party intellectual property rights. We also receive representations from customers and data providers about their privacy practices and compliance with applicable laws and regulations, including their maintenance of adequate privacy policies that disclose and permit our data collection practices. Nonetheless, there are many circumstances in which it is difficult or impossible for us to monitor or evaluate their compliance. For example, we cannot control the content of customer’s media properties, and we are often unable to determine exactly what information a partner collects after an ad has been placed, and how the customer uses any such collected information. Moreover, we are unable to prevent technological intermediaries from aggregating bid requests from customers and directing it to their own buying platforms or even reselling such bid data to customers or third parties.
If customers’ data providers, or partners fail to abide by relevant laws, rules and regulations, or our terms and conditions, when transacting over our platform, or after such a transaction is completed, we could potentially face liability to audiences for such misuse. Potential sources of liability to audiences include malicious activities, such as the introduction of malware into audiences’ computers through ads served through our platform, and code that redirects audiences to sites other than the ones audiences sought to visit, potentially resulting in malware downloads or use charges from the redirect site. Customers often have terms of use in place with their audiences that disclaim or limit their potential liabilities to such audiences, or pursuant to which audiences waive rights to bring class-action lawsuits against the customers related to ads. Similarly, if such misconduct results in enforcement action by a regulatory body or other governmental authority, we could become involved in a potentially time-consuming and costly investigation or we could be subject to some form of sanction or penalty. We may not have adequate indemnity to protect us against, and our policies of insurance may not cover, such claims and losses.
In addition, both customers and sellers of advertising inventory are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their consumers’ values, or illegal, and they are hesitant to spend money or make inventory available, respectively, without some guarantee of security. Consequently, our reputation depends in part on providing services that our customers and sellers of advertising inventory trust. We prohibit the misuse of our platform by our customers and sellers of advertising inventory and actively monitor inventory against our quality guidelines. Despite such efforts, we may provide access to inventory that is objectionable to our customers or serve advertising that contains objectionable content, which could harm our or our customers’ reputation, decrease their trust in our platform, and negatively impact our business, financial condition and results of operations. Furthermore, we may receive public pressure to discontinue working with certain sellers of advertising inventory or customers.
We are subject to anti-bribery, anti-corruption, and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives, and agents, even if we do not authorize such activities. As we develop our international sales and business, and increase our use of third parties, our risks under these laws will increase. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets. We have adopted policies and procedures and conducted training designed to prevent improper payments and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, and/or sanctions could have an adverse effect on our business, results of operations, and financial condition.
We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.
We are subject to various U.S. export control and trade and economic sanctions laws and regulations, including the U.S. Export Administration Regulations and the various sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Trade Controls”). U.S. Trade

Controls may prohibit the shipment of specified products and services to certain countries, governments, and persons. Although we endeavor to conduct our business in compliance with Trade Controls, our failure to successfully comply may expose us to negative legal and business consequences, including civil or criminal penalties, governmental investigations, and reputational harm.
Furthermore, if we export our technology or software, the exports may require authorizations, including a license, a license exception, or other appropriate government authorization or regulatory requirements. Complying with Trade Controls may be time-consuming and may result in the delay or loss of opportunities.
In addition, various countries regulate the import of encryption technology, including the imposition of import permitting and licensing requirements, and have enacted laws that could limit our ability to offer our platform or could limit our customers’ ability to use our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets or prevent our customers with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export our technology and services to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export our platform would likely adversely affect our business, results of operations, and financial condition.
We received a Paycheck Protection Program loan, and our application for the PPP Loan could in the future be determined to have been impermissible or could result in adverse publicity which could damage to our reputation.
In April 2021, we applied for and received an unsecured $3.3 million loan under the PPP Loan. In June 2021, the PPP Loan was forgiven in full. The Paycheck Protection Program was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), and is administered by the U.S. Small Business Administration (the “SBA”).
Our receipt of the PPP Loan or the forgiveness of the PPP Loan could result in adverse publicity. In addition, if we are later determined to have been ineligible to receive the PPP Loan or loan forgiveness, we may be subject to significant penalties, including significant civil, criminal and administrative penalties, we could be required to repay the PPP Loan in its entirety, and our reputation could suffer. A review or audit by the SBA or other government entity or claims under the U.S. False Claims Act could consume significant financial and management resources.
We may be subject to intellectual property rights claims by third parties, which may be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.
Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, trade secrets and other intellectual property rights, and frequently enter into or threaten litigation based on allegations of infringement or other violations of their intellectual property rights. We have in the past and may in the future be subject to claims that we have misappropriated, misused or infringed the intellectual property rights of our competitors, non-practicing entities or other third parties. There can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. Additionally, we cannot be assured that we are not infringing or otherwise violating any third-party intellectual property rights.
The intellectual property portfolio of some of our competitors and potential competitors may be larger than ours, or may include patents with greater strategic value. Any such disparity between our intellectual property portfolio and the portfolio of our competitors may increase the risk that they may sue us for infringement and may limit our ability to defend such claims (including through counterclaims for patent infringement) or settle through cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection.
Any intellectual property infringement claims, with or without merit, could be very time-consuming and expensive and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology or other intellectual property found to be in violation of a third party’s rights, some of which we have invested considerable effort and time to bring to market. We might be required to seek a license to continue operations found to violate such rights, which may not be available on commercially reasonable terms and may significantly increase our operating expenses. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative non-infringing technology, which could require significant effort and expense and may ultimately not be successful. If we cannot license or develop technology for any aspect of our business that may ultimately be determined to infringe on the intellectual property rights of another party, we could be forced to limit or stop sales of subscriptions to our software and may be unable to compete effectively. Any of these events could adversely affect our business, results of operations and financial condition.
Our intellectual property rights may be difficult to enforce and protect, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and having an adverse effect on our business, results of operations, and financial condition.
We take precautions designed to protect our intellectual property, including a combination of maintaining trade secrets, third-party confidentiality and non-disclosure agreements, additional contractual restrictions on disclosure and use, and pursuit of trademark, copyright, patent, and other intellectual property rights related to our proprietary technology.
We currently hold various Internet domain names related to our brand and business, including mountain.com, among others. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names or using trademarks that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.
While software and other of our proprietary works may be protected under copyright law, we have chosen not to register for statutory copyright protection in these works, as is typical for many software companies. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.
Historically, we have prioritized keeping our technology architecture, trade secrets, and engineering roadmap private, and as a general matter, have obtained minimal patent protection for our proprietary technology and our patent strategy is still in its early stages. We may not be able to obtain any further patents, and our pending application with respect to our Verified Visits technology may not result in the issuance of a patent. Any issued patents may be challenged, invalidated, or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute or maintain all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. We may not seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention, or that we will be able to effectively exclude others from practicing the claimed invention, or prevent others from designing around our patents. Further, we have filed, and may continue in the future to file, trademark applications to protect certain of our names and brands; however, we cannot guarantee that we will be successful in registering our trademarks.
Intellectual property laws may change in the future. Any changes in the law may reduce the scope of the protection afforded to our intellectual property, or may render our intellectual property invalid or unenforceable. Changes in the law may additionally make new technology developed in the future harder to protect. In many of these cases, we may have to expend additional resources to understand the implications of any new laws and adapt our intellectual property strategy accordingly.
While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation, dilution, or other violations of our intellectual property rights. Third parties may knowingly or unknowingly infringe our intellectual property rights. Unauthorized use of some aspects of our proprietary technology may be difficult to detect, which may reduce our ability to take timely action. Additionally, third parties may challenge intellectual property rights held by us. These claims may result in restrictions on our use of, or ability to protect, our intellectual property or the conduct of our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may also attempt to copy or obtain, reverse engineer, or use our technology to develop applications with the same functionality as our platform, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the United States, and mechanisms for enforcement of our intellectual property rights in such countries may be inadequate. If we are unable to protect our intellectual property rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create, and protect their intellectual property.
We also endeavor to enter into agreements with our team members and contractors in order to limit access to and disclosure of our confidential information, as well as to clarify rights to intellectual property and technology associated with our business. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our confidential information, intellectual property or technology, we cannot guarantee that we will be able to detect such unauthorized activity, or if detected, that our rights under these agreements will be effective in controlling access to, or use and distribution of, our confidential information, intellectual property or technology. Furthermore, protecting our intellectual property is particularly challenging after our team members or our contractors end their relationship with us, and, in some cases, decide to work for our competitors. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies.
We may rely on licenses to use the intellectual property rights of third parties to conduct our business.
Although we do not materially rely on any individual license agreements to operate our business, we rely, in part, on products, technologies, and intellectual property that we license from third parties for use in operating our business. We anticipate that we will continue to rely on such third-party products, technologies and intellectual property in the future. We cannot be assured that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience or upon a change of control or upon expiration of their then-current terms. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop and offer our products and services incorporating such technology, and otherwise operate and expand our business, could be adversely affected. Many of the risks associated with the use of third-party products cannot be eliminated, and these risks could negatively affect our business.
If customers do not have sufficient rights to the content, technology, data, or other material that they provide or make available to us, our business and reputation may be adversely affected.
If customers do not have sufficient rights to the content, technology, data, or other material associated with the advertising content that they provide, or if use of such items infringes or is alleged to infringe the intellectual property rights of third parties, we could be subject to claims from those third parties, which could adversely affect our business, results of operations, and financial condition. As a result, we may face potential liability for copyright, patent, trademark or other intellectual property infringement, or other claims. Litigation to defend these claims could be costly and have an adverse effect on our business, results of operations, and financial condition. We cannot assure you that we are adequately insured to cover claims of these types or adequately indemnified for all liability that may be imposed on us as a result of these claims.
Our platform relies on third-party open-source software components. Failure to comply with the terms of the underlying open-source software licenses could expose us to liabilities, and the combination of open-source software with code that we develop could compromise the proprietary nature of our platform.

Our platform utilizes software licensed to us by third-party authors under “open-source” licenses and we expect to continue to utilize open-source software in the future. The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay new solutions introductions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. Furthermore, some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use, or grant other licenses to our intellectual property as a condition of use. If we combine our proprietary software with open-source software in a specific manner, we could, under some open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar platforms with lower development effort and time and ultimately put us at a competitive disadvantage, or prevent us from enforcing our rights in our intellectual property against such competitors. From time to time, we may be subject to claims asserting licensed rights in, or demanding the release of, that the source code for our proprietary software that was developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which would have a negative effect on our business and results of operations.
Although we monitor our use of open-source software to avoid subjecting our platform to conditions we do not intend, we cannot assure you that our processes for controlling our use of open-source software in our platform will be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating using our platform on terms that are not economically feasible, to re-engineer our platform or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code.
We are subject to regulation with respect to political advertising, which lacks clarity and uniformity.
We are subject to regulation with respect to political advertising activities, which are governed by various federal and state laws in the United States, and national and provincial laws worldwide. Online political advertising laws are rapidly evolving and our customers may impose restrictions on receiving political advertising. The lack of uniformity and increasing compliance requirements around political advertising may adversely impact the amount of political advertising spent through our platform, increase our operating and compliance costs, and subject us to potential liability from regulatory agencies.
We identified a material weakness in our internal controls over financial reporting for the year ended December 31, 2020. If we fail to develop and maintain an effective system of disclosure control and internal controls over financial reporting, or if we identify potential future material weaknesses, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2020, we identified a material weakness in our internal controls resulting from lack of general information technology controls over financially significant applications and accounting personnel, including inadequate segregation of duties. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In addition, we did not design or maintain an effective control environment as we lacked sufficient oversight of activities related to our internal control over financial reporting due to a lack of a sufficient number of employees to maintain effective segregation of duties.
The control deficiency described above has not resulted in a material misstatement to our annual consolidated financial statements for the year ended December 31, 2020. However, the material weakness described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements for the year ended December 31, 2020 that would not be prevented or detected, and, accordingly, we determined that this control deficiency constituted a material weakness for the year ended December 31, 2020.
We remediated the identified material weakness by upgrading our accounting system, adding personnel and by engaging an external advisor who assisted us with evaluating and documenting the design and operating effectiveness of our internal controls over financial reporting, including general information technology controls, and who assisted us with the remediation of the deficiency, including implementing new controls and processes. In addition, we intend to continue to take steps to improve our internal controls through hiring additional personnel with public company experience, and further evolving our accounting and business processes related to internal control over financial reporting.
Although we remediated the identified material weakness, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and procedures and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.
Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal controls over financial reporting in accordance with the SEC rules because no such evaluation has been required. In addition, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting are documented, designed, or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal controls over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                 .
Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.
As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and                 , may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.
Most members of our management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management’s time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.
Additionally, as a public company, we may from time to time be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition and results of operations.
In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.
Risks Related to our Indebtedness
Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.
As of December 31, 2021, we had no outstanding indebtedness remaining under our Revolving Credit Facility. In connection with the QuickFrame Acquisition, we agreed to pay certain QuickFrame equityholders in the form of the QF Seller Note. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions—QuickFrame Acquisition”. We may incur additional indebtedness in the future, including additional borrowings under the Revolving Credit Facility. Our existing and future indebtedness could have significant effects on our business, such as:
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requiring us to pledge a significant portion of our assets, including our intellectual property, as collateral;

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limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

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limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

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making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

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placing us at a competitive disadvantage compared with our competitors that have less debt; and

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exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our future indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings under future indebtedness as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our future debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition and results of operations. In addition, we may be subject to prepayment penalties depending on when we repay our future indebtedness, which amounts could be material.
Restrictions imposed by our Revolving Credit Facility may materially limit our ability to operate our business and finance our future operations or capital needs.
The terms of our Revolving Credit Facility may restrict us and our subsidiaries from engaging in specified types of transactions. These covenants, subject to certain limitations and exceptions, restrict our ability, and that of our subsidiaries, to, among other things:
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incur indebtedness;

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incur liens;

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make investments, including engaging in mergers or acquisitions;

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convey, sell, lease, transfer or otherwise dispose of assets;

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pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

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make payments in respect of subordinated debt; and

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enter into transactions with affiliates.

Pursuant to our Revolving Credit Facility, we are required to maintain an Adjusted Quick Ratio (as defined in the Revolving Credit Facility) as further described in “Description of Material Indebtedness.” Our ability to borrow under our Revolving Credit Facility depends on our compliance with this financial covenant. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lender will waive any failure to satisfy the financial covenant.
A breach of the financial covenant, or any other covenant in the documents governing our Revolving Credit Facility, could result in a default or event of default under our Revolving Credit Facility. In the event of any event of default under our Revolving Credit Facility, the lender could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, if any, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, substantially all of our assets are pledged as collateral under the Revolving Credit Facility and the lender could exercise its rights under the Revolving Credit Facility with respect to the collateral. Any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.
If we were unable to repay or otherwise refinance these borrowings and loans when due, and the lender proceeded against the collateral granted to them to secure the indebtedness under the Revolving Credit Facility, we may be forced into bankruptcy or liquidation. In the event the lender accelerates the repayment of any future borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of future borrowings under our Revolving Credit Facility or other outstanding indebtedness would also likely have a material adverse effect on us.
Risks Related to Taxation Matters
Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes is limited.
As of December 31, 2021, we had federal net operating loss carryforwards of $10.3 million, which will begin to expire in 2037. Furthermore, we had state net operating loss carryforwards of $21.4 million, which will begin to expire in 2037. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the CARES Act, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020 is limited. It is uncertain how various states will respond to the Tax Act and the CARES Act. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning on or after January 1, 2020 and before January 1, 2023.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
We are subject to federal income taxes in the United States and state taxes in a number of states. Our effective tax rate could be adversely affected due to several factors, including:
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changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

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changes in the United States or foreign tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act, as modified by the CARES Act;

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changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

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the outcome of current and future tax audits, examinations, or administrative appeals; and

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limitations or adverse findings regarding our ability to do business in some jurisdictions.

As we expand the scale of our international business activities, any changes in the United States or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.
In particular, new income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net operating losses, and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.
Any successful action by state or other authorities to collect additional or past indirect taxes, including sales tax and other taxes, or to assert that we are subject to any taxes in a jurisdiction where we do not currently file could materially and adversely affect our business, financial condition and results of operations.
We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. Taxing authorities could assert that we have tax liability in jurisdictions where we do not currently file. A successful assertion that we should be collecting taxes in a jurisdiction where we have not historically done so could result in substantial tax liabilities for previous taxable periods or otherwise could materially and adversely affect our business, financial condition and results of operations.

In addition, it is possible that we could face indirect tax audits and that one or more states or local jurisdictions could seek to impose additional indirect or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to audits in state, local and foreign jurisdictions for which we have not accrued tax liabilities. Further, the administrative or legislative expansion of a state’s sales tax base to include digital goods or services could materially and adversely affect our business, financial condition and results of operations. While tax policy changes generally have prospective effects, some may be effective retroactively.
Risks Related to this Offering and Ownership of Our Common Stock
The market price for our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:
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actual or anticipated changes or fluctuations in our results of operations;

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the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

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announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

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industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

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rumors and market speculation involving us or other companies in our industry;

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future sales or expected future sales of our common stock;

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investor perceptions of us and the industries in which we operate;

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price and volume fluctuations in the overall stock market from time to time;

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changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

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failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

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actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

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litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

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developments or disputes concerning our intellectual property or proprietary rights or our platform, or third-party intellectual or proprietary rights;

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announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

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actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

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new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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actual or anticipated changes in our management or our board of directors;

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expiration of contractual lock-up agreements with our executive officers, directors and stockholders;

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material weaknesses, if any, in our internal control over financial reporting;

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general economic conditions and slow or negative growth of our target markets;

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other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

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the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our common stock. An active public trading market for our common stock may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following the closing of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price, or at all. The lack of an active trading market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.
After this offering, our executive officers, directors and principal stockholders will continue to have significant influence over us.
After the closing of this offering, our executive officers, directors and principal stockholders each holding more than 5% of our outstanding common stock will collectively beneficially own approximately    % of our outstanding common stock (or approximately       % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). See “Principal and Selling Stockholders.” These stockholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these stockholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other stockholders. For instance, these stockholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock. This concentration of ownership may also affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including to fund our growth, technology development, working capital, and operating expenses. Accordingly, we will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether such net proceeds are being used appropriately. Investors will need to rely upon the judgment of our management with respect to the use of such net proceeds. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering and may experience further dilution in the future.
The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. If you purchase common stock in this offering, you will suffer immediate dilution of $      per share, representing the difference between our pro forma as adjusted net tangible book value per share as of                 and the initial public offering price of $      per share. We also have a significant number of outstanding options to purchase shares of our common stock with exercise prices that are below the initial public offering price of our common stock. To the extent these options are exercised, you will experience further dilution. See the section of this prospectus titled “Dilution” for additional information.
Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.
Future sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                 and after giving effect to the Preferred Stock Conversion, we will have an aggregate of           shares of our common stock outstanding. This includes      shares of common stock that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining shares are currently restricted as a result of securities laws or restrictions in market stand-off provisions or the lock-up agreements described elsewhere in this prospectus under the caption “Underwriters” (which may be waived at any time, with or without notice, by Morgan Stanley & Co. LLC).
We, each of our officers and directors, and substantially all of our other existing stockholders will be subject to lock-up agreements that restrict their ability to transfer our shares of common stock and such securities, including any hedging transactions, for a period beginning on the date of this prospectus and ending on the date that is 180 days after the date of this prospectus, subject to certain exceptions and early release provisions as further described in “Shares Eligible for Future Sale” and “Underwriters.”
Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. Morgan Stanley & Co. LLC may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition,       have certain rights to require us to register the sale of common stock held by such stockholders, including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale.”
The market price of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse, including in the event of a partial release under the lock-up agreement, when we register the sale of our stockholders’ remaining shares of our common stock, or if there is an expectation that such a lapse of resale restrictions or registration of shares will occur. A decline in the trading price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may impair your ability to sell shares of our common stock at a price higher than the price you paid for them or at all.
Your ownership and voting power may be diluted by the issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.
After this offering, we will have           shares of common stock authorized but unissued, based on the number of shares of our common stock outstanding as of                 , and after giving effect to the Preferred Stock Conversion. Subject to compliance with applicable rules and regulations, we may issue common stock or securities convertible into common stock from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of                 , we had           shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $      per share,           of which were vested as of such date, and           additional shares of our common stock reserved for future issuance under our Existing Plans. See “Executive Compensation.” Any additional shares of common stock that we issue, including under our equity incentive plans that we may adopt in the future would dilute the percentage ownership and voting power held by the investors who purchase common stock in this offering. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of common stock. Any such issuance could substantially dilute the ownership and voting power of our existing stockholders and cause the market price of our common stock to decline.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our Post-IPO Certificate of Incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of our company, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and depress the market price of our common stock.
We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors, including transactions in which stockholders might otherwise receive a premium for their shares. Among others, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will include the following provisions:
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the delegation to our board of directors of the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by any such expansion or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our board of directors;

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the division of our board of directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

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advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

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a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;

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a forum selection clause, which means certain litigation against us can only be brought in Delaware;

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no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;

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directors will only be able to be removed for cause and only by the affirmative vote of two-thirds of the then outstanding voting power of our capital stock;

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certain amendments to our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will require the approval of two-thirds of the then outstanding voting power of our capital stock;

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the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, will be required for stockholders to amend or adopt any provision of our Post-IPO Bylaws; and

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the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders, which could be used to significantly dilute the ownership and voting rights of a hostile acquirer.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, as a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the common stock or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder.
Any provision of our Post-IPO Certificate of Incorporation, Post-IPO Bylaws or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed by investors as discouraging future takeover attempts or other transactions that may be in the best interests of our stockholders or that may otherwise enable them to obtain a greater return on their investment, which may impair your ability to sell shares of our common stock at a price greater than the price you paid for them or at all.
Our Post-IPO Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or team members.
Our Post-IPO Certificate of Incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, team members or other agents to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL, our Post-IPO Certificate of Incorporation or Post-IPO Bylaws (as either may be amended and/or restated), or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine. Under our Post-IPO Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Post-IPO Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, team members or other agents, which may discourage such lawsuits against us and our directors, officers, team members and other agents. Alternatively, if a court were to find the choice of forum provisions contained in our Post-IPO Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Our Post-IPO Certificate of Incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Post-IPO Certificate of Incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business and growth prospects.
We are highly dependent on our chief executive officer, as well as our senior management team, and our business and growth may be adversely affected if we fail to attract, retain, and motivate key personnel.
Our future success depends in significant part on the continued service of our key management and engineering personnel, including our CEO, Mark Douglas. Our ability to compete and grow depends in part on the efforts and talents of our team members and executives, who are important to our vision, strategic direction, culture, products, and technology. The loss of Mr. Douglas or any other member of our senior management team could cause disruption and adversely affect our business, financial condition, or results of operations.
In addition, our ability to execute our strategy depends in part on our continued ability to identify, hire, develop, motivate, and retain highly skilled team members. In particular, our brand marketing, which we view as a key differentiator for our success, is highly dependent on the experience and global influence of our creative team. We believe that our corporate culture has been an important factor in our ability to hire and retain key team members, and if we are unable to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. While we believe we compete favorably, competition for highly skilled team members is intense. Interviewing, hiring, and integrating new team members has been and will continue to be particularly challenging during the COVID-19 pandemic and the adoption of our entirely remote working plans. As part of our entirely remote working plans, we will devote increased efforts to maintaining our collaborative culture, including through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our team members, including new team members. If we are unable to identify, hire, and retain highly skilled team members, our business, financial condition, and results of operations could be adversely affected.

Our business is subject to the risk of catastrophic events such as pandemics, earthquakes, flooding, fire, and power outages, and to interruption by man-made problems such as terrorism.
Our business is vulnerable to damage or interruption from pandemics, earthquakes, flooding, fire, power outages, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. In particular, the COVID-19 pandemic, including the reactions of governments, markets, and the general public, may result in a number of adverse consequences for our business, results of operations, and financial condition, many of which are beyond our control. A significant natural disaster could have a material adverse effect on our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or customers’ and partners’ businesses or the economy as a whole. Our servers may also be vulnerable to computer viruses, break-ins, denial-of-service attacks, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting the United States. As we rely heavily on our data center facilities, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt customers’ and partners’ businesses, which could have an adverse effect on our business, results of operations, and financial condition.
Additionally, on February 24, 2022, the Russian Federation commenced a military invasion of Ukraine. Russian actions with respect to Ukraine have resulted in certain sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other jurisdictions. The conflict between Russia and Ukraine, including related economic sanctions, could lead to disruption, instability and volatility in global markets and industries that could negatively impact our business. We cannot predict the impact of Russian actions in the Ukraine and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions, heightened inflation and cyber disruptions or attacks. Any such disruptions or resulting sanctions may adversely affect our business.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:
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we are permitted to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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we are not required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

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we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have $1.07 billion or more in annual revenue in any fiscal year, (ii) if we qualify as a “large accelerated filer,” as defined in the rules under the Exchange Act, which, will occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our most recently completed second fiscal quarter, we have been subject to the Exchange Act reporting requirements for at least 12 calendar months and we have filed at least one Annual Report on Form 10-K, or

(iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above in the registration statement of which this prospectus forms a part, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. The JOBS Act also permits an emerging growth company like us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or be more volatile.
We do not anticipate paying dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase common stock in this offering may be unable to realize a return on their investment except by selling such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.
The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.
General Risk Factors
Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the ongoing COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.
In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, the market price and trading volume of our common stock could decline.
The trading market for our common stock is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our common stock would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our common stock to decline.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Following the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.
We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.
We may need to raise additional capital to fund operations in the future or to finance acquisitions or other business objectives. Additional capital may not be available on favorable terms or at all. Lack of sufficient capital resources could significantly limit our ability to meet our financial obligations or to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or convertible debt securities would dilute your stock ownership, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies and geographic expansion.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including among others, statements regarding expected new venue openings, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project,” “may,” “can,” “will,” “would,” “could,” “should,” “plan,” “potential,” “continue,” the negatives thereof and other similar expressions.
Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:
•
reduced growth and expansion of CTV and performance advertisers using CTV, including if the adoption of CTV by customers develops more slowly than we expect, as well as the reduced growth and expansion of our PTV platform;

•
our dependence on a limited number of large customers and the inability to attract new customers, expand existing customer usage of our platform or achieve our customers’ ROAS goals;

•
reduced demand for advertising, including factors that affect the level of demand and resulting amount of spend on general and digital advertising, such as economic downturns;

•
our results of operations may fluctuate significantly and may not meet our expectations or those of securities analysts and investors;

•
seasonal fluctuations in the demand for digital advertising and our solutions;

•
our short operating history in PTV;

•
inability to manage our growth effectively, and maintain the quality of our platform as we expand;

•
failure of our sales and marketing efforts to yield the results we seek;

•
our product development and innovation may be inefficient or ineffective;

•
our customers’ material reduction of the use of our platform;

•
errors, defects, or unintended performance problems with our platform;

•
changes or developments in the laws, regulations and industry requirements related to data privacy, data protection, information security and consumer protection, and failure to comply with such laws, regulations and industry requirements;

•
inability to collect, use, and disclose data, including the use of pixels, ISPs or other targeting technologies;

•
the use of digital advertising is rejected by audiences, through opt-in, opt-out or ad-blocking technologies or other means;

•
inability to increase the scale and efficiency of our technology infrastructure to support our growth and transaction volumes;

•
incurrence of cyber-attacks or privacy or data breaches resulting in platform outages or disruptions;

•
failure to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our customers and their audiences;

•
the intensely competitive market that we operate in;

•
inability to maintain our corporate culture as we grow or as we adapt to an entirely remote work environment, including if we fail to attract, retain, and motivate key personnel;

•
inability to identify and integrate future acquisitions;

•
our reliance on technological intermediaries to purchase advertising on behalf of customers;

•
the impact of COVID-19 on global markets, economic conditions, the advertising industry and our results of operations, and the response by governments and other third parties;

•
unfavorable or otherwise costly outcomes of lawsuits and claims that arise from the extensive laws and regulations to which we are subject;

•
risks related to our indebtedness, including our Revolving Credit Facility;

•
risks related to taxation matters;

•
risks related to the ownership of our common stock; and

•
the other factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The forward-looking statements contained in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties that may cause our actual results to differ materially from those projected in our forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events, changed circumstances or otherwise.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results of operations, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by reference to these cautionary statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, we estimate that our net proceeds will be approximately $      million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.
The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution for the selling stockholders, and create a public market for our common stock. As of the date of this prospectus, we do not have a specific plan for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering for general corporate purposes, including to fund our growth, technology development, working capital, and operating expenses. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in the way that we use the net proceeds of this offering.
This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the assumed initial public offering price stays the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. The Revolving Credit Facility substantially restricts our ability to pay cash dividends on our common stock, and our ability to pay cash dividends in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any other debt instruments or agreements we may incur in the future.
Accordingly, you may need to sell your shares of common stock in order to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them or at all. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not anticipate paying dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021, as follows:
•
on an actual basis;

•
on a pro forma basis to give effect to (i) the Preferred Stock Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of        shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.
	As of December 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
	(dollar amounts in thousands)
Cash and cash equivalents	$97,030	$	$
Redeemable convertible preferred stock, par value $0.0001 per share; 52,515,168 shares authorized, 41,994,022 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	168,888
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; 101,300,000 shares authorized, 12,646,062 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1
Preferred stock, par value $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	42,493
Accumulated deficit	(76,001)
Total stockholders’ (deficit) equity	(33,507)
Total capitalization	$135,381	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $      million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares in the table above does not include:
•
       shares of our common stock issuable upon the exercise of stock options outstanding as of                 under our Existing Plans, at a weighted average exercise price of $      per share;
•
up to                 shares of our common stock issuable upon the exercise of the Warrants at an exercise price of $      per share;
•
       shares of our common stock reserved for issuance under our 2022 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2022 Plan as of           ; and
•
       shares of our common stock reserved for future issuance under our ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2021, our historical net tangible book value was $      million, or $      per share of our common stock. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities and convertible preferred stock, divided by the number of shares of our common stock outstanding as of December 31, 2021.
Our pro forma net tangible book value as of December 31, 2021 was $      million, or $      per share of our common stock. Pro forma net tangible book value per share represents our net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2021, after giving effect to (i) the Preferred Stock Conversion and (ii) the filing and effectiveness of our Post-IPO Certificate of Incorporation, in each case, upon the consummation of this offering.
After giving further effect to our sale of            shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting our pro forma as adjusted net tangible book value per share after this offering from the amount of cash per common share paid by new investors in this offering.
The following table illustrates this dilution:
Assumed initial public offering price per share	$
Historical net tangible book value per share as of December 31, 2021	$
Decrease in pro forma net tangible book value per share
Pro forma net tangible book value per share as of December 31, 2021
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $      , and dilution per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $      per share and decrease (increase) the dilution to new investors by approximately $      per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
If the underwriters’ option to purchase additional shares of our common stock is exercised in full, our pro forma as adjusted net tangible book value per share after this offering would be $      , the increase in pro forma net tangible book value per share attributable to new investors would be $      and the dilution per share to new investors would be $      , in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2021, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors
Total		100%		100%
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $      million and $      per share, respectively. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the consideration paid by new investors and the average price per share paid by new investors by $      million and $      per share, respectively.
If the underwriters exercise their option to purchase additional shares of our common stock in full:
•
the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to            , or approximately    % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2021, after giving effect to the Preferred Stock Conversion, and exclude:
•
       shares of our common stock issuable upon the exercise of stock options outstanding as of                 under our Existing Plans, at a weighted average exercise price of $      per share;

•
up to            shares of our common stock issuable upon the exercise of the Warrants at an exercise price of $      per share;

•
       shares of our common stock reserved for issuance under our 2022 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2022 Plan as of           ; and

•
       shares of our common stock reserved for future issuance under our ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

To the extent any of the outstanding options or warrants described above are exercised, new options are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options or warrants described above had been exercised as of December 31, 2021, the pro forma as adjusted net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      .

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE QUICKFRAME ACQUISITION
The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of MNTN Digital, Inc. (the “Company”), as adjusted to give effect to the QuickFrame Inc. (“QuickFrame”) transaction (the “Transaction”).
On December 30, 2021 (“Closing Date”), the Company consummated an agreement and plan of merger with QuickFrame, QF Merger Sub, Inc. (“Merger Sub”) and QF SH Rep LLC to acquire QuickFrame through the merger of Merger Sub with and into QuickFrame (the “Merger”), with QuickFrame being the surviving corporation of the Merger. As consideration, the Company agreed to pay to the QuickFrame equityholders $75.5 million (subject to customary purchase price adjustments) in the form of deferred cash evidenced by a seller note (the “QF Seller Note”), provided that (i) any accredited QuickFrame equityholders could elect to forego 50% of such equityholder’s respective portion of the QF Seller Note to receive shares of the Company’s common stock and (ii) all QuickFrame optionholders will receive a mix of QF Seller Note consideration and options to purchase the Company’s common stock, such that the total amount of shares of the Company’s common stock issued as consideration to the QuickFrame equityholders in connection with clauses (i) and (ii) is equal to approximately 2.5% of all of the Company’s issued and outstanding shares of common stock on a fully diluted and as converted basis on December 30, 2021, and provided further that certain non-continuing service providers will receive cash rather than an interest in the QF Seller Note. The QF Seller Note will become payable upon the earlier of: (a) one year from the closing date of the transaction, (b) the Company’s consummation of a bona fide financing pursuant to which it issues and sells shares of the Company’s common stock with aggregate gross proceeds of at least $150 million and (c) immediately prior to (i) a sale of all or substantially all of the Company’s assets on a consolidated basis or (ii) a change of control of the Company. The Transaction also contemplates up to an aggregate of $10 million of earnout consideration (subject to customary purchase price adjustments) payable in cash to the equityholders of QuickFrame in two equal installments on the first and second anniversary of the closing date of the transaction if certain conditions are met. Included within the Company’s unaudited pro forma condensed combined statement of operations are transaction expenses of approximately $4.4 million for the year ended December 31, 2021. These transaction expenses consist of professional fees incurred as a result of the Transaction.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to the Transaction as if it had occurred on January 1, 2021. The Transaction was consummated prior to completion of the year ended December 31, 2021 and therefore will already be included in the Company’s consolidated balance sheet as of December 31, 2021. The balance sheet is therefore not presented.
The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and does not represent the consolidated results of the Company had the Transaction been completed as of the date indicated. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the Transaction. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future operating results of the combined company. The Company based the pro forma adjustments on available information and on assumptions that the Company believes are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of the Company. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of the Company’s results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project the Company’s results of operations or financial position for any future period or date.
In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Company has adopted the provisions of the Final Rule, and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.
The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2021 and QuickFrame’s historical audited financial statements and notes thereto for the nine months ended September 30, 2021.

The unaudited pro forma condensed combined financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2021
(amounts in thousands, except share and per share amounts)
	Historical Company	Historical QuickFrame for the Period from January 1, 2021 through December 30, 2021	Transaction Accounting Adjustments	Ref	Company Pro Forma
Revenue	$99,305	$9,199	$(782)	a	$107,722
Cost of revenues	33,331	2,684	10,208	a, b	46,223
Gross profit	65,974	6,516	(10,990)		61,500
Operating expenses:
Technology and development	5,715	614			6,329
Sales and marketing	32,598	5,696	1,790	b	40,084
General and administrative	38,735	5,414	1,411	c, d, e	45,560
Total operating expenses	77,048	11,724	3,201		91,973
Operating loss	(11,074)	(5,208)	(14,191)		(30,473)
Other (expense) income:
Interest expense, net	(560)	(47)	(1,812)	f	(2,419)
Other expense, net	(7,105)	579			(6,526)
Total other (expense) income	(7,665)	532	(1,812)		(8,945)
Loss before income tax provision	(18,739)	(4,676)	(16,003)		(39,418)
Income tax benefit	4,594		3,923	g	8,517
Net loss	$(14,145)	$(4,676)	$(12,080)		$(30,901)
Numerator for basic earnings per share – Net loss attributable to common stockholders	$(19,094)				$(35,850)
Numerator for diluted earnings per share – Net loss attributable to common stockholders after assumed conversion	$(24,447)				$(35,850)
Net loss per share attributable to common stockholders:
Basic	$(1.79)				$(3.27)
Diluted	$(1.98)				$(3.27)
Weighted average shares outstanding used to compute net loss per share attributable to common stockholders:
Basic	10,674,978				10,951,237
Diluted	12,335,755				10,951,237

Notes to Unaudited Pro Forma Condensed Combined Financial Information for the QuickFrame Acquisition
1.
Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared using the historical information of the Company and QuickFrame and presents the pro forma effects of the Transaction and certain transaction accounting adjustments described herein. The historical financial information of the Company and QuickFrame have been prepared in accordance with accounting principles generally accepted in the United States. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the historical financial statements included elsewhere in this prospectus. The pro forma combined financial statements do not necessarily reflect what the combined company’s results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
2.
Assets Acquired and Liabilities Assumed

The Company acquired substantially all the assets and liabilities of QuickFrame for a purchase price of approximately $75.5 million. The Company has performed a preliminary valuation analysis of the fair market value of the assets to be acquired and liabilities to be assumed. The Company has estimated the allocation of assets and liabilities assumed in the acquisition as follows (amounts in thousands):
Estimated Fair Value as of December 30, 2021
Cash	$1,098
Accounts receivable, net	4,192
Prepaid and other current assets	611
Content creator network intangible asset	20,300
Customer relationships intangible asset	9,400
Trademarks and tradenames intangible assets	8,500
Developed technology intangible asset	4,200
Goodwill	38,553
Total assets	$79,193
Accounts payable and accrued expenses	$2,145
Deferred revenue	$1,516
Deferred tax liabilities	7,661
Total liabilities	$3,661
Purchase price / Net equity	$75,532

3.
Pro Forma Earnings Per Share

Pro forma net loss per share attributable to common stockholders consists of the following (in thousands, except share and per share information):

Year ended December 31, 2021
Net loss	$(30,901)
Less: distributed earnings deemed on preferred stock redemption	(4,949)
Numerator for basic EPS – loss available to common stockholders	$(35,850)
Add back effect of dilutive securities:
Numerator for diluted EPS – loss available to common stockholders after assumed conversions	$(35,850)
Denominator
Denominator for basic EPS – weighted average shares outstanding	10,951,237
Effect of dilutive securities:
Denominator for diluted EPS – adjusted weighted average shares and assumed conversions	10,951,237
Basic EPS	$(3.27)
Diluted EPS	$(3.27)
Refer to Note 3, “Net Income (Loss) Per Share Attributable to Common Stockholders” to the audited consolidated financial statements included elsewhere in this prospectus.
4.
Adjustments to Reflect the Transaction

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:
a.
During the year ended December 31, 2021, approximately $0.8 million of revenues were recognized in QuickFrame’s historical results that were attributable to services rendered to the Company. Therefore, a pro forma adjustment has been made to reflect what would have been an intercompany transaction of $0.8 million between the Company and QuickFrame. The intercompany amounts are removed from revenue and cost of revenues to reflect the results of operations as if the Transaction had occurred on January 1, 2021.

b.
Pursuant to the Transaction, the Company assumed intangible assets measured at a fair value of $42.4 million with amortizable lives ranging from 2 to 10 years. The fair values and amortizable lives assigned to the intangible assets are preliminary, pending finalization of the valuation of fair values of assets assumed in the acquisition. The final allocation will be completed as soon as practicable, but not longer than one year from the acquisition date. Adjustments made to the allocations of purchase price to the fair value of assets or liabilities will result in a corresponding adjustment to goodwill. If the Transaction had occurred on January 1, 2021, the Company would have reflected amortization of intangible assets assumed in the Transaction for the full year of 2021. As such, one full year of amortization was calculated and reflected herein, based on the preliminary fair values and estimates, in the amount of $12.8 million. Information regarding the intangible assets assumed is as follows (amounts in thousands):

Intangible asset	Fair value assumed	Amortizable life
Content creator network	$20,300	2 years
Customer relationships	$9,400	10 years
Trademarks and tradenames	$8,500	10 years
Developed technology	$4,200	2 years
Pro forma adjustments have been made to reflect amortization related to the content creator network and developed technology acquired totaling $11.0 million and is reflected in cost of revenues. Amortization related to customer relationships and trademarks and tradenames acquired totaled $1.8 million and is reflected as a pro forma adjustment within sales and marketing.

c.
Approximately $4.4 million of direct, incremental costs of the Transaction that are reflected in the historical financial statements of QuickFrame and the Company were incurred as part of the Transaction. These costs are removed as an adjustment for non- recurring costs directly related to the Transaction.

d.
Pursuant to the Transaction, stock options of QuickFrame were canceled and replaced with stock options of the Company. In determining purchase price allocation, it was determined that $1.5 million of fair value of the new options were related to post-Transaction service and will be recognized as an expense post-Transaction over a weighted average period of 1.2 years. If the Transaction had occurred on January 1, 2021, this fair value would have been expensed throughout the period. As such, $1.3 million in stock compensation expense is reflected as a pro forma adjustment.

e.
Pursuant to the Transaction, the Company owes $9.0 million in earnout consideration, with $4.5 million due on the first anniversary of the acquisition date and the remaining $4.5 million due on the second anniversary of the acquisition date. It was determined that the earnout was not part of purchase consideration and instead treated as compensation cost. If the Transaction had occurred on January 1, 2021, the first year earnout would be due and therefore the pro forma results for the period presented are adjusted to reflect the $4.5 million in compensation cost.

f.
The Company assumed a $46.5 million note payable for deferred cash consideration in connection with the Transaction. The note bears an interest rate of 4%. If the Transaction had occurred on January 1, 2021, the Company would have assumed a full year of interest to be paid on the obligation. The annual interest calculated and reflected for 2021 is $1.9 million. Additionally, on June 17, 2021, the Company issued a $3.0 million note to QuickFrame (the “2021 Convertible Note”). The 2021 Convertible Note and accrued interest was effectively settled at the closing date of the Transaction. If the Transaction had occurred on January 1, 2021, QuickFrame would not have accrued any interest on the 2021 Convertible Note. Therefore, the interest reflected in QuickFrame’s historical results relating to the 2021 Convertible Note is eliminated from interest expense, net.

g.
The effect of income taxes on the pro forma adjustments was calculated using the Company’s effective tax rate for the period, resulting in a pro forma adjustment of approximately $3.9 million in tax benefit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the “Summary Historical Consolidated Financial and Other Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
MNTN is on a mission to transform CTV into a next-generation performance marketing channel.
Our revolutionary PTV software platform allows marketers, for the first time, to combine the powerful storytelling format of TV advertising with the targeting and measurement capabilities of paid search and social advertising. Our self-serve software enables marketers to precisely target audiences and then directly tie each view to a purchase or other action. Marketers set performance goals such as ROAS and our algorithms continuously optimize a campaign around key metrics to drive higher performance. Since we launched our PTV platform in 2018, our company has experienced rapid growth due to the robust performance our platform delivers to our customers. The number of live PTV campaigns our customers conducted using our platform grew by 60 % from 2020 to 2021.
From emerging companies to large brands, marketers can easily manage CTV campaigns with minimal dedicated resources. Our self-serve platform provides a single user interface across campaign setup, audience targeting, programmatic bidding, ad serving, attribution and reporting.
Our company was founded in 2009 as Steel House, Inc., by Mark Douglas, a pioneer and thought leader in the performance advertising industry. We set out to help marketers target consumers with performance display advertisements across desktop, mobile and other devices. In 2018, we saw an opportunity in CTV, and we began developing purpose-built CTV technologies leveraging our existing audience targeting and measurement expertise. We commercially launched our PTV offering in 2018. Since the launch of our PTV offering, we have quickly advanced our key technological capabilities (e.g. data integration, algorithms, user interface, reporting, etc.). In 2019, 16% of our revenue was from our PTV offering, growing to 41% for 2020 and 80% for 2021. Our PTV revenue increased to $79 million for the year ended December 31, 2021, from $21 million for the year ended December 31, 2020, representing a 276% increase from 2020 to 2021. We recently phased out our display-only offering, and now include our display marketing technologies as part of our audience extension feature, which extends a customer’s CTV campaign to other devices after a CTV ad view in an integrated and cohesive manner.
Business Model
Customers use our PTV software platform to drive performance marketing outcomes measured by ROAS. Customers set the parameters of their campaign, including budget, duration and desired performance goals, and our platform automatically executes the campaign using proprietary algorithms based on the parameters defined by our customers. Our leading PTV technology and business model help drive our ability to efficiently attract new customers to our platform, retain them, and increase their ad spend. We expect our revenue to continue to increase as CTV adoption expands and more brands increase their PTV spend.
Revenue for the year ended December 31, 2021 was primarily generated by PTV Customers and customers that use our legacy display platform. As of December 31, 2020, we had 594 Aggregate Customers which increased to 672 Aggregate Customers by December 31, 2021, representing 13% growth from the previous year. Our NRR of Aggregate Customers was 119% for the year ended December 31, 2021. Our growth rate and our NRR of Aggregate Customers are lower than those of PTV Customers because we discontinued our display-only offering during 2021.

As we plan to invest for long-term growth, we anticipate that our operating expenses will increase as we invest in technology, development and operations to enhance platform features, and in sales and marketing to acquire new customers and grow usage by existing customers. In addition, we expect to continue making investments in our infrastructure, including our information technology, financial and administrative systems and controls, to support our operations. Given the operating leverage in our business, we expect to improve our Adjusted EBITDA margin as our revenue scales.
Our business model allows for high growth and profitability. For the year ended December 31, 2021, we generated revenue of $99 million, compared to revenue of $52 million for the year ended December 31, 2020, representing a 91% increase. For the year ended December 31, 2021, we generated a net loss of $14 million, compared to net income of $4 million for the year ended December 31, 2020. Our Adjusted EBITDA increased from $9 million for the year ended December 31, 2020 to $15 million for the year ended December 31, 2021, which represents a 66% increase. See “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures.” for more information about Adjusted EBITDA, a non-GAAP measure, and a reconciliation to net income (loss), the most directly comparable GAAP measure.
Factors Affecting Our Performance
Growth of the CTV Market and Marketers Using CTV as a Performance Marketing Channel
Our growth and operating results will be impacted by the overall growth of the CTV market, which relies upon the continued consumer adoption of CTV and the proliferation of marketing budgets for TV. CTV has grown rapidly in recent years and we expect that any acceleration, or deceleration, of this trend may affect demand for our platform.
Our success depends on marketers using CTV as a performance marketing channel. As the first brand-direct performance advertising platform for TV, we are defining the PTV market and we believe we are uniquely positioned to benefit from this transition. We anticipate our market opportunity will expand over time as our outcome-based platform attracts performance marketers to TV for the first time. We also depend on traditional TV advertisers moving to PTV.
Ability to Acquire New Customers
We focus our new customer acquisition primarily on emerging companies that currently engage in performance marketing through paid search and social channels, many of whom have never advertised on TV before. We also target large brands that typically advertise on TV and are seeking greater targeting, attribution, optimization and reporting capabilities. We gain new customers primarily through our direct sales and marketing efforts. Our ability to add new customers is dependent upon our ability to attract and retain productive sales personnel to manage inbound and outbound PTV leads, as well as our ability to optimize our sales process to enable sales professionals to be more productive. These efforts have led to significant growth of our PTV Customers. For the year ended December 31, 2021, we had 620 PTV Customers, which represented a 142% growth from 256 PTV Customers from the previous year.
Ability to Increase Sales to Existing Customers
Our success depends on our ability to cultivate lasting relationships with existing customers and increase incremental usage on our platform. We seek to increase our share of advertising spend from existing customers by increasing the value our platform provides them, driving larger and more frequent marketing campaigns through our platform. We plan to invest substantially in research and development to introduce new products and features to enhance our platform and to acquire additional sources of data that further accelerate our methodologies. Our NRR of PTV Customers, which measures our ability to retain and grow spend with our existing PTV Customers, was 150% for the year ended December 31, 2021. Our NRR of Aggregate Customers was 119% for the year ended December 31, 2021. We believe our NRR demonstrate our ability to retain and grow spend with our existing customers.
Investment in Innovation
We believe continuous improvement of our platform and customer experience will increase demand from new and existing customers and drive our success. We plan to invest substantially in our platform to maintain our market-leading position in PTV by continuing to refine our campaign optimization software and improving attribution capabilities. We may also introduce new features, functionalities or integrations to enhance our platform’s value to customers and our overall competitiveness. Our ability to successfully innovate and integrate new technologies by assessing customer needs, industry trends, and competitors’ alternatives is critical to our success.
Investment in Talent
As of December 31, 2021, we had 270 full-time team members, an increase of 141% from December 31, 2020. Hiring productive and diverse talent is a key driver of our success and we expect to continue to grow headcount as our business scales. We plan to further invest in research and development to extend our data and technology lead and to enhance our platform. We will also continue to invest in sales and marketing efforts to acquire new customers and to increase sales to existing customers. We also expect to incur additional general and administrative expenses to support our growth and our transition to a publicly traded company. Our headcount may increase through direct hires or through acquisitions of companies or teams.
Seasonality
We experience seasonal fluctuations in revenue due to increased spend during the fourth quarter holiday season and around notable consumer viewing events. This trend is especially relevant for direct-to-consumer and e-commerce brands, many of which use our platform to advertise on TV. Fourth quarter revenue comprised 32% and 33% of our revenue for the years ended December 31, 2021 and 2020, respectively. We expect revenue to fluctuate in the future based on seasonal and event-driven factors; however, historical trends may not be indicative of future results given evolving industry dynamics, changes to consumer spending patterns due to COVID-19, expansion of our customer base into new verticals, or potential changes to our business model.
Key Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements, we use Adjusted EBITDA and Adjusted EBITDA margin to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.
The following table sets forth Adjusted EBITDA and Adjusted EBITDA margin for the periods set forth below and their most directly comparable GAAP measures:
	Years ended December 31,
	2021	2020
Net income (loss) (in thousands)	$(14,145)	$3,688
Adjusted EBITDA (in thousands)	$14,842	$8,718
Net income (loss) margin	(14)%	7%
Adjusted EBITDA margin	15%	17%
Adjusted EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, interest income (expense) and income tax expense, as further adjusted to exclude stock-based compensation expense, fair value adjustments on outstanding warrants and contingent liabilities, acquisition costs, lease impairment and gains from extinguishment of the Convertible Debt and forgiveness of the PPP Loan. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they provide useful supplemental information to investors regarding our operating performance and are frequently used by investors in evaluating companies in our industry. We believe that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. For more information about how we use Adjusted EBITDA and Adjusted EBITDA margin in our business, the limitations of these measures, and a reconciliation to the most directly comparable GAAP measure, please see the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures.”

Recent Acquisitions
QuickFrame Acquisition
On December 10, 2021, we entered into an agreement and plan of merger with QuickFrame, Inc., QF Merger Sub, Inc. (“Merger Sub”) and QF SH Rep LLC to acquire QuickFrame through the merger of Merger Sub with and into QuickFrame (the “QuickFrame Acquisition”), with QuickFrame being the surviving corporation of the QuickFrame Acquisition. The primary reason for the QuickFrame Acquisition was to expand our current offerings, including our CaaS offering, and leverage QuickFrame’s large network of freelance creative talent to enable our CaaS offering in a highly scalable fashion. The transaction closed on December 30, 2021. As consideration, we agreed to pay to the QuickFrame equityholders $75.5 million (subject to customary purchase price adjustments) in the form of deferred cash evidenced by a seller note (the “QF Seller Note”), provided that (i) any accredited QuickFrame stockholder could elect to forego 50% of such stockholder’s respective portion of the QF Seller Note to receive shares of our common stock and (ii) all QuickFrame optionholders will receive a mix of QF Seller Note consideration and options to purchase our common stock, such that the total amount of shares of our common stock issued as consideration to the QuickFrame equityholders in connection with clauses (i) and (ii) is equal to approximately 2.5% of all of our issued and outstanding shares of common stock on a fully diluted and as converted basis on December 30, 2021 and provided further that certain non-continuing service providers will receive cash rather than an interest in the QF Seller Note. The QF Seller Note will become payable upon the earlier of: (a) one year from the closing date of the transaction, (b) our consummation of a bona fide financing pursuant to which we issue and sell shares of our common stock with aggregate gross proceeds of at least $150 million and (c) immediately prior to (i) a sale of all or substantially all of our assets on a consolidated basis or (ii) a change of control of our company. The QuickFrame Acquisition also contemplates up to an aggregate of $10 million of earnout consideration (subject to customary purchase price adjustments) payable in cash to the equityholders of QuickFrame in two equal installments on the first and second anniversary of the closing date of the QuickFrame Acquisition if certain conditions are met.
Maximum Effort Acquisition
On August 25, 2021, we acquired all of the issued and outstanding equity interests of Maximum Effort in exchange for 1,574,721 shares of common stock, with up to an additional 1,574,721 shares of common stock as contingent consideration in the form of an earnout. The primary reason for the acquisition was to acquire Maximum Effort’s differentiated creative talent.
COVID-19
During March 2020, the World Health Organization declared a pandemic related to the outbreak of COVID-19. The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States and globally. Since the COVID-19 pandemic began late in the first quarter of 2020, the results for the first quarter of 2020 remained largely unaffected. However, the economic impact of the COVID-19 pandemic began in the second quarter of 2020 and impacted the remainder of the year ended December 31, 2020. Additionally, in the third quarter of 2020, we made the decision to begin operating as an entirely remote company, meaning that all of our workforce will continue to operate in an entirely remote working environment. We believe that our team members have been able to work productively in an entirely remote environment.
In April 2020, we received a loan of $3.3 million under the Paycheck Protection Program to help cover the salaries of our employees and for rent expenses, which was forgiven in full in June 2021.
While the pandemic impacted the growth in our business as described above, we do not expect the pandemic to have a continuing material adverse impact on our business overall. However, due to the substantial uncertainties associated with the pandemic, the extent to which the pandemic (and actions taken in response to it by governments, businesses, and individuals) will ultimately impact our business is currently unknown, and depends on various factors that are outside of our control, including the ultimate severity of the pandemic and its impact on our customers who are in industries more negatively impacted by the pandemic.

Components of Our Results of Operations
We have one primary business activity and operate in one operating and reportable segment.
Revenue
Our revenue is generated through usage-based fees from customers based on their level of ad spend. We expect our revenue to continue to increase as CTV adoption expands and more brands increase their PTV ad spend.
Cost of Revenues
Cost of revenues consists primarily of hosting costs, data costs, third-party service fees, and personnel costs. Personnel-related costs included in cost of revenues include salaries, benefits, bonuses, and stock-based compensation, and are primarily attributable to personnel who support our platform. We capitalize costs associated with software that is developed or obtained for internal use and amortize the costs associated with our revenue-producing platform in cost of revenues over their estimated useful lives. We allocate facility related costs based on headcount. Although we expect that cost of revenues will remain relatively consistent as a percentage of revenues it may fluctuate from period to period as a result of the level and timing of costs to support our platform.
Technology and Development Expense
Technology and development expense consists of facility-related costs and personnel-related costs (including salaries, bonuses, benefits and stock-based compensation) related to the development and operation of our platform. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in internal use software, net on our consolidated balance sheets. We allocate facility related costs based on headcount. We expect that our technology and development expense will increase in absolute dollars as our business grows and we continue to invest in optimization and feature expansion of our platform as well as technology improvements to support and drive efficiency in our operations. We expect that these expenses will increase as a percentage of revenue, as we continue to invest in our technology.
Sales and Marketing Expense
Sales and marketing expense consists of personnel-related costs (including salaries, commissions, bonuses, benefits and stock-based compensation), as well as costs related to promotional activities such as online advertising, branding products and trade shows as well as fees paid to third parties for marketing and product research. We allocate facility related costs based on headcount. Commissions costs are expensed as incurred. We expect sales and marketing expenses to grow in absolute dollars as we add personnel to increase the number of customers and expand their adoption of our platform. Sales and marketing expense as a percentage of revenue may fluctuate from period to period based on revenue levels and the timing of our investments, which may be impacted by the revenue seasonality in our industry and business as described further above.
General and Administrative Expense
General and administrative expenses consist of facility and personnel-related costs (including salaries, bonuses, sales commissions, benefits, and stock-based compensation) related to our executive, finance and accounting, human resources and administrative departments. General and administrative costs also include fees for third-party professional services, including consulting, legal and accounting services, merchant service fees, charitable contributions and other employee-related costs. We allocate facility related costs based on headcount. We expect that our general and administrative expense will increase in absolute dollars as we invest in corporate infrastructure and incur additional expenses associated with our operations as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with developing the requisite infrastructure required for sufficient internal controls.

Other (Expense) Income
Interest Expense, Net.   Interest expense, net consists of interest expense incurred on our outstanding borrowings under our Convertible Debt and Revolving Credit Facility, offset by interest income earned on our cash balances.
Other Income (Expense), Net.   Other income (expense), net primarily consists of non-operating gains or losses, including gains resulting from extinguishment of debt and fair value adjustments to outstanding warrants.
Income Tax Provision (Benefit)
Our income tax provision (benefit) primarily consists of U.S. federal and state income taxes, adjusted for allowable credits, deductions, and valuation allowance against deferred tax assets. Our effective tax rate is affected by tax rates in the jurisdictions in which we operate and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance against deferred tax assets.
Results of Operations
Comparison of the Year Ended December 31, 2021 versus the Year Ended December 31, 2020
The following table sets forth, for the periods indicated, selected statements of income data and the period-over-period change expressed in a dollar amount and as a percentage. The period-to-period comparisons of our historical results are not necessarily indicative of our future results.
	Years ended December 31,		Period-over-Period Change
	2021	2020	Dollar	Percentage
	(in thousands, except percentages)
Revenue	$99,305	$52,116	$47,189	90.5%
Cost of revenues	33,331	19,895	13,436	67.5%
Gross profit	65,974	32,221	33,753	104.8%
Operating expenses:
Technology and development	5,715	3,405	2,310	67.8%
Sales and marketing	32,598	13,767	18,831	136.8%
General and administrative	38,735	9,854	28,881	293.1%
Total operating expenses	77,048	27,026	50,022	185.1%
Operating income (loss)	(11,074)	5,195	(16,269)	(313.2)%
Other (expense) income:
Interest expense, net	(560)	(2,055)	1,495	(72.7)%
Other income (expense), net	(7,105)	733	(7,838)	(1,069.3)%
Total other expense	(7,665)	(1,322)	(6,343)	479.8%
Income (loss) before income tax provision	(18,739)	3,873	(22,612)	(583.8)%
Income tax provision (benefit)	(4,594)	185	(4,779)	(2,583.2)%
Net income (loss)	$(14,145)	$3,688	$(17,833)	(483.5)%

The following table sets forth our results of operations as a percentage of revenue for the periods presented.
	Years ended December 31,
	2021	2020
Revenue	100%	100.0%
Cost of revenues	33.6%	38.2%
Gross profit	66.4%	61.8%
Operating expenses:
Technology and development	5.8%	6.5%
Sales and marketing	32.8%	26.4%
General and administrative	39.0%	18.9%
Total operating expenses	77.6%	51.9%
Operating income (loss)	(11.2)%	10.0%
Other (expense) income:
Interest expense, net	(0.6)%	(3.9)%
Other income (expense), net	(7.2)%	1.4%
Total other expense	(7.7)%	(2.5)%
Income (loss) before income tax provision	(18.9)%	7.4%
Income tax provision (benefit)	(4.6)%	0.4%
Net income (loss)	(14.2)%	7.1%
Revenue
Revenue increased $47.2 million, or 91%, to $99.3 million for the year ended December 31, 2021 compared to $52.1 million for the year ended December 31, 2020. The increase was due primarily to an increase of $58.0 million in revenue generated from PTV, driven by an increase in PTV Customers and an increase in ad spend by existing PTV Customers.
Cost of Revenues
Cost of revenues increased $13.4 million, or 68%, to $33.3 million for the year ended December 31, 2021 compared to $19.9 million for the year ended December 31, 2020. The increase was primarily due to a $6.6 million increase in hosting fees and a $4.9 million increase in third-party service fees associated, in each case, with increased usage of our platform by our customers.
Technology and Development Expense
Technology and development expense increased $2.3 million, or 68%, to $5.7 million for the year ended December 31, 2021 compared to $3.4 million for the year ended December 31, 2020. The increase was primarily due to an $2.0 million increase in personnel costs attributable to increased headcount to maintain and support further development of our platform. Technology and development headcount increased from 27 at the end of 2020 to 40 at the end of 2021.
Sales and Marketing Expense
Sales and marketing expense increased $18.8 million, or 137%, to $32.6 million for the year ended December 31, 2021 compared to $13.8 million for the year ended December 31, 2020. The increase was primarily due to an $17.4 million increase in personnel costs attributable to increased headcount to support our sales and marketing efforts and continue to develop and maintain relationships with our customers. Sales and marketing headcount increased from 45 at the end of 2020 to 92 at the end of 2021.
General and Administrative Expense
General and administrative expense increased $28.9 million, or 293%, to $38.7 million for the year ended December 31, 2021 compared to $9.8 million for the year ended December 31, 2020. The increase was primarily due to an increase of $22.1 million in personnel costs, of which $17.7 million was in stock-based compensation, substantially driven by increases resulting from the issuance of executive option grants. General and administrative headcount increased from 14 at the end of 2020 to 51 at the end of 2021. The increase in general and administrative expense was also impacted by (i) an increase of $1.2 million in professional fees, primarily related to costs incurred in connection with initial public offering preparation, (ii) $3.0 million of professional fees and other costs incurred in connection with acquisitions and (iii) $2.0 million of charitable contributions.           .
Interest Expense, Net
Interest expense, net decreased $1.5 million, or 73%, to $(0.6) million for the year ended December 31, 2021 compared to $(2.1) million for the year ended December 31, 2020. The decrease was primarily due to a decrease in interest expense for the Convertible Debt, which is no longer outstanding as of December 31, 2021.
Other Income, Net
Other income, net decreased $7.8 million, or 1,069%, to $(7.1) million for the year ended December 31, 2021 compared to $0.7 million for the year ended December 31, 2020. The decrease was primarily due to the increase in the fair value measurement of our preferred stock warrants and contingent liabilities, offset by gains resulting from the forgiveness of the PPP Loan and the extinguishment of the Convertible Debt.
Income Tax Provision
Income tax provision was a benefit of $4.6 million for the year ended December 31, 2021 compared to an expense of $0.2 million for the year ended December 31, 2020, representing an effective tax rate of 24.5% for the year ended December 31, 2021 and 4.8% for the year ended December 31, 2020. The increase in the effective tax rate was primarily due to the release of the valuation allowance resulting from usage of net operating losses. In 2021, we incurred a significant amount of taxable income, and combined with other evidence, we concluded that it would be more likely than not that existing deferred tax assets would be realizable, resulting in the full release of the valuation allowance during 2021.
Liquidity and Capital Resources
Overview
Since inception, we have financed operations to date primarily through cash flow from operating activities, net proceeds received from sales of equity securities and borrowings under our Revolving Credit Facility and other indebtedness. In November 2021, we issued and sold shares of our Series D Preferred Stock for an aggregate purchase price of approximately $118.7 million, of which $18.3 million was used to repurchase shares and cancel stock options. As of December 31, 2021, we had cash and cash equivalents of $97.0 million and no borrowings outstanding under our Revolving Credit Facility and $30.0 million of additional borrowings available thereunder.
We believe that our existing cash and cash equivalents, together with cash flow from operations and borrowings under our Revolving Credit Facility, will be sufficient to support our working capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of product development efforts and other investments to support our growth (including through acquisitions), the expansion of sales and marketing activities, and increases in general and administrative costs. To the extent our current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. In the event additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. In particular, the recent COVID-19 pandemic has caused disruption in the global financial markets, which could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.
Revolving Credit Facility
On November 23, 2021, we entered into an Amended and Restated Business Financing Agreement (the “Revolving Credit Agreement”) with Western Alliance Bank. The Revolving Credit Agreement provides for a senior secured asset-based revolving credit facility (the “Revolving Credit Facility”), pursuant to which we may incur up to $30.0 million aggregate principal amount of revolver borrowings. The amount of borrowing availability under the Revolving Credit Facility is based on our accounts receivable balance, reduced by reserves. For additional information on material terms, see “Description of Material Indebtedness.”
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2021 and 2020:
	Years ended December 31,
	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$(1,096)	$6,152
Net cash used in investing activities	(1,365)	(3,109)
Net cash provided by financing activities	91,713	2,118
Net increase in cash and cash equivalents	$89,252	$5,161
Operating Activities
Net cash provided by (used in) operating activities consists of net income (loss) adjusted for certain non-cash items and changes in operating assets and liabilities. Our cash flows from operating activities are primarily impacted by growth in our operations, increases or decreases in collections from our customers and related payments to third-parties for ad inventory and data. Our collection and payment cycles can vary from period-to-period.
Net cash used in operating activities was $(1.1) million for the year ended December 31, 2021, as compared to net cash provided of $6.2 million for the year ended December 31, 2020, a decrease of $7.2 million. This decrease was primarily due to a net loss of $(14.1) million in 2021, compared to net income of $3.7 million in 2020, offset by non-cash adjustments of $22.8 million in 2021 compared to non-cash adjustments of $4.5 million in 2020. In 2021, net changes in working capital resulted in a usage of cash of $9.8 million compared to a usage of cash of $2.0 million in 2020. The net changes in working capital for both periods presented are primarily due to the timing of cash receipts from customers and payments to vendors.
Investing Activities
Net cash used in investing activities primarily consists of investments in businesses and investments in capitalized internal use software costs to develop our technology platform. As our business grows, we expect our investments in our platform development to increase.
Net cash used in investing activities was $3.1 million for the year ended December 31, 2020, as compared to $1.4 million for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2020 was comprised of investments in capitalized internal use software costs. Net cash used in investing activities for the year ended December 31, 2021 was comprised of investments in capitalized internal use software costs and purchases of intangible assets, off-set by business combinations net of cash.
Financing Activities
Net cash provided by financing activities consists of proceeds from the sale of preferred stock and the exercise of warrants and stock options, offset by the repurchase of stock and cancellation of stock options. Financing activities also consist of borrowings and repayments on our Revolving Credit Facility, as well as borrowings from our PPP Loan.

Net cash provided by financing activities was $91.7 million for the year ended December 31, 2021, which was comprised of $118.5 million in net proceeds from sale of Series D Preferred Stock, offset by $18.3 million of shares repurchased and stock options canceled. Net cash provided by financing activities was further offset by repayments of $11.6 million on our Revolving Credit Facility. Net cash provided from financing activities for the year ended December 31, 2020 was $2.1 million, which consisted of $3.3 million in proceeds from the PPP Loan, offset by repayments of $1.2 million on our Revolving Credit Facility.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2021:
	Payments due by year
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Deferred consideration for QuickFrame Acquisition in the form of a note payable(1)	$46,474	$46,474	$—	$—	$—
Seller transactions costs payable in connection with QuickFrame acquisition(1)	3,250	3,250
QuickFrame earnout(1)	9,019	4,509	4,509	—	—
Operating lease obligations(2)	2,250	1,454	796	—	—
Purchase obligations(3)	7,241	7,241	—	—	—
Total	$68,234	$62,928	$5,305	$—	$—

(1)
Represents amounts payable in connection with the QuickFrame Acquisition. on December 30, 2021. Refer to Note 7, “Business Combinations” to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the QuickFrame Acquisition.

(2)
Represents non-cancelable lease obligations for our office facilities. All currently leased office space expires in June 2023. We do not expect to renew these lease obligations due to our shift to being an entirely remote company. Refer to Note 12, “Commitments and Contingencies” to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our operating lease obligations.

(3)
Represents other contractual commitments related to obligations for hosting services and other vendor agreements.

Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and the related disclosures. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates set forth in the consolidated financial statements, and the reported amounts of revenue and expenses during the applicable reporting periods. Actual results could differ from those estimates.
We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding these and our other significant accounting policies.
Revenue Recognition
Our revenue is generated through usage-based fees from customers based on their level of ad spend.
We recognize revenue through the following steps:

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identification of the contract, or contracts, with a customer;

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identification of the performance obligations in the contract;

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determination of the transaction price;

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allocation of the transaction price to the performance obligations in the contract; and

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recognition of revenue when, or as, the performance obligations are satisfied.

The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of payments to suppliers (net basis) requires significant judgment and is based on our assessment of whether we are acting as the principal or an agent in the transaction. We have determined that we do not act as the principal in the purchase and sale of digital advertising inventory because we do not control the advertising inventory and we do not set the price which is the result of an auction within the marketplace. Based on these and other factors, we report revenue on a net basis.
We bill our customers on a gross basis, inclusive of the cost of procuring the advertising inventory. We report revenue on a net basis which represents gross billings net of amounts we pay suppliers for the cost of advertising inventory. Our accounts receivable are recorded at the amount of gross billings to customers, net of allowance, for the amounts we are responsible to collect, and our accounts payable are recorded at the amounts payable to suppliers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.
Business Combinations
The financial results of a business acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price of a business combination, which is the sum of the consideration provided, which may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.
When we issue stock-based or cash awards to an acquired company’s stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.
We estimate the fair value of the intangible assets acquired generally using a discounted cash flow approach, which includes an analysis of the future cash flows expected to be generated by the asset and the risk associated with achieving these cash flows. The key assumptions used in the discounted cash flow model include the discount rate that is applied to the forecasted future cash flows to calculate the present value of the those cash flows and the estimate of future cash flows attributable to the acquired intangible asset, which include revenue, expenses and taxes. The carrying value of acquired working capital assets and liabilities approximates its fair value, given the short-term nature of these assets and liabilities.
Valuation of Goodwill and Intangibles
The valuation of assets acquired in a business combination and asset impairment reviews require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired, liabilities assumed, and any non-controlling interest in an acquired business to properly allocate purchase price consideration between assets that are depreciated or amortized and goodwill.
Long-lived assets, including property and equipment and intangible assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The valuation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss would be recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value.
We evaluate goodwill annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. In accordance with guidance related to impairment testing, we have the option to first assess qualitative factors to determine whether or not it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment option is not elected, or if the qualitative assessment indicates that it is more likely than not that the fair value is less than its carrying amount, a quantitative analysis is then performed. The quantitative analysis, if performed, compares the estimated fair value of the Company with its respective carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, including goodwill, goodwill is considered not to be impaired and no additional steps are necessary. If the fair value is less than the carrying amount, including goodwill, then an impairment adjustment must be recorded up to the carrying amount of goodwill.
Stock-Based Compensation
We recognize compensation expense related to employee stock option grants in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”).
We measure stock-based compensation costs for stock options granted to employees at their grant date estimated fair value, which is determined by applying the Black-Scholes option pricing model. The Black-Scholes option-pricing model requires us to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.
The fair values of stock option awards are estimated on the grant date using the Black-Scholes option pricing model, except for performance options that are estimated using a Monte Carlo simulation model. Both the Black-Scholes option-pricing model and Monte Carlo simulation model require us to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate, the dividend yield, and the derived service period. The assumptions used represent management’s best estimates, which involve inherent uncertainties. The assumptions and estimates are summarized as follows:
Fair Value of the Underlying Common Stock—We estimate the fair value of our stock with the assistance of a third-party valuation specialist, who derives the value using a combination of market and income approach valuation models.
Risk-Free Interest Rate—The risk-free interest rate used is based on the implied yield in effect at the time of grant of U.S. treasury securities with maturities similar to the expected term of the options.
Expected Term—We calculate the expected term of our employee options based upon the simplified method, which estimates the expected term as the average of the contractual life of the option and its vesting period.
Volatility—The expected volatility is based on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market-capitalization data.
Dividend Yield—The dividend yield is zero as we have not declared or paid any dividends to date and we do not currently expect to do so in the future.
Derived Service Period—For performance options, the derived service period is the time from the service inception date to the expected date of satisfaction of the market condition. We estimate the derived service period with the assistance of a third-party valuation specialist, utilizing a Monte Carlo simulation representing the median of all paths to vest by tranche.
Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Stock-based compensation expense for performance options is recognized on a graded-vesting basis over a derived service period, but may be accelerated if the vesting criteria are fulfilled prior to the estimated performance period. Stock-based compensation expense is recorded net of actual forfeitures. Modifications to stock options are remeasured to fair value using the Black-Scholes model at the date of modification, with the incremental increase in fair value being recognized in expense. See Note 14, “Stock-Based Compensation” to the audited consolidated financial statements included elsewhere in this prospectus for further discussion of our stock-based compensation awards.
Income Taxes
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.
We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense.
Recent Accounting Pronouncements
Refer to Note 2, “Summary of Significant Accounting Policies” to the audited consolidated financial statements included elsewhere in this prospectus for information regarding recent accounting pronouncements.
Jumpstart Our Business Startups Act of 2012
Under the JOBS Act, an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies that have adopted the new or revised accounting standards.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.
Foreign Currency and Exchange Risk
We currently have operations solely in the United States. All of our revenue and operating expenses are denominated in U.S. dollars, and therefore, neither our revenue nor operating expenses are currently subject to foreign currency or exchange risk.
Interest Rate Risk
Our cash and cash equivalents are held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on our Revolving Credit Facility accrues at a floating rate based on U.S. Prime rate plus a margin. We do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Impact of Inflation
While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.
Internal Controls over Financial Reporting
As a high-growth company, we are still in the process of developing our internal processes and procedures to accommodate our rapid growth in recent years. In the course of preparing the consolidated financial statements for the year ended December 31, 2020, our management determined that we had material weaknesses in our internal controls over financial reporting for the year ended December 31, 2020 resulting from lack of general information technology controls over financially significant applications and accounting personnel, including inadequate segregation of duties. In addition, for the year ended December 31, 2020, we did not design or maintain an effective control environment as we lacked sufficient oversight of activities related to our internal control over financial reporting due to a lack of a sufficient number of employees to maintain effective segregation of duties. The control deficiency has not resulted in a material misstatement to our annual consolidated financial statements for the year ended December 31, 2020. However, the material weakness described above could have resulted in a misstatement of one or more account balances or disclosures for the year ended December 31, 2020 that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, we determined that this control deficiency constituted a material weakness.
We remediated the identified material weakness by upgrading our accounting system, adding personnel and by engaging an external advisor who assisted us with evaluating and documenting the design and operating effectiveness of our internal controls over financial reporting, including general information technology controls, and who assisted us with the remediation of the deficiency, including implementing new controls and processes. In addition, we intend to continue to take steps to improve our internal controls through hiring additional personnel with public company experience, and further evolving our accounting and business processes related to internal control over financial reporting.
Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal controls over financial reporting in accordance with the SEC rules because no such evaluation has been required. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” Material weaknesses may still exist when we report on the effectiveness of our internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

BUSINESS
Overview
MNTN is on a mission to transform CTV into a next-generation performance marketing channel.
Our revolutionary PTV software platform allows marketers, for the first time, to combine the powerful storytelling format of TV advertising with the targeting and measurement capabilities of paid search and social advertising. Our self-serve software enables marketers to precisely target audiences and then directly tie each view to a purchase or other action. Marketers set performance goals, such as ROAS, and our algorithms continuously optimize a campaign around key metrics to drive higher performance. Since we launched our PTV platform in 2018, our company has experienced rapid growth due to the robust performance our platform delivers to our customers. The number of live PTV campaigns our customers conducted using our platform grew by 60% from 2020 to 2021.
Our market opportunity sits at the center of three large markets: performance marketing, traditional TV advertising, and CTV advertising. Performance marketing has become the dominant form of digital advertising, giving marketers the ability to leverage data to target specific audiences and drive measurable outcomes. By the end of 2021, digital performance marketing spend in the United States was expected to reach $169 billion according to Magna Global. Although TV historically lacked the targeting and measurement necessary for performance marketing, TV’s vivid storytelling, massive audience reach and deep audience engagement, makes it a preferred premium channel for marketers seeking to increase brand awareness. Today, the average American household watches over three hours of TV daily and brand marketers were expected to spend $66 billion on traditional TV advertising in 2021 according to eMarketer.
In recent years, the TV industry has undergone a digital revolution with the advent of CTV. CTV adoption continues to grow rapidly as audiences are empowered to watch what they want when and where they want it, resulting in TV audiences moving from traditional TV to CTV. In the first quarter of 2021, consumers watched almost 30 billion minutes of streaming on CTV, a more than twofold increase from the 13.5 billion minutes in the first quarter of 2018. Furthermore, CTV represented 33% of total TV viewing time across the United States as of March 2021, led by the highly sought after 18 to 34 age demographic.
As a result of CTV’s accelerated audience adoption and digital infrastructure, CTV advertising is the fastest growing advertising channel in the world, with TV marketers rapidly shifting ad budgets to CTV. Since 2017, annual ad spend on CTV has grown from $2.6 billion to an estimated $14 billion in 2021 according to eMarketer. CTV advertising, like traditional TV advertising, has been largely brand marketing in nature, focused on maximizing impressions versus driving measurable performance-driven outcomes. This is primarily due to a combination of the limitations around CTV performance measurement and attribution technology as well as decades of established ad buying practices. With our transformative PTV technology, we believe we are unlocking CTV’s potential to become the next dominant performance marketing channel. As performance marketers seek new channels for growth, and as TV brand marketers increasingly embrace the technology underlying performance marketing, we expect PTV to capture a significant portion of the performance marketing, traditional TV and CTV ad spend.
We offer marketers a comprehensive and fully integrated solution that combines audience targeting and attribution for performance marketing on CTV. Our revolutionary Verified Visits technology links internet connected devices in the household to CTV, which allows our platform to target consumers and attribute consumers’ actions including purchases, online visits and app installs across devices after they view the CTV campaign. Through our PTV self-serve software platform with a highly intuitive user interface, marketers can intelligently plan CTV campaigns, set ROAS goals, launch CTV ad campaigns across premium networks, target audiences with unified first-party, third-party and CRM data, measure and attribute performance and optimize campaign outcomes in a highly automated manner. As a result, marketers from emerging to large brands (defined as brands who spend over $3 million annually on traditional TV advertising) can easily manage PTV campaigns with minimal dedicated resources. The key functions and features of our platform include:
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Targetability:  Our “audience-first” targeting technology allows marketers to target consumers in a highly precise manner on CTV and across devices.

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Measurability:  Our PTV platform leverages our revolutionary Verified Visits technology, making it possible for marketers to measure and directly attribute CTV ad impressions to purchases, online visits or app installs across approximately 400 million devices through third-party data and potentially unlimited additional households through customers’ CRM data and first-party data.

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Automated Optimization:  Our PTV platform, and specifically our dynamic campaign optimization technology, leverages algorithms which automate and continuously optimize our targeting capabilities, our programmatic ad execution (including automating creative and price optimization), as well as other elements of the campaigns. Our technology measures 53 signals, which refers to types of data, such as time of day and geography, resulting in approximately 651,000 daily optimizations, or real-time decisions, including about how to determine what ad inventory to buy, when to buy it and where to buy it. This is done to drive higher ROAS for our customers.

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Delivers Stunning Ads:  Our software controls the quality and format of video ads by automatically screening creative for TV network formats and standards. We ensure ads are not rejected due to a failure to meet a content provider’s technical requirements—one of the common barriers for smaller brands to advertise.

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Self-Serve:  Our platform delivers an intuitive, customizable user interface that streamlines the entire campaign planning, execution and optimization workflow for marketers.

In an era where CTV, software and data analytics are creating new possibilities for performance marketing, we provide differentiated value to our customers. Marketers now have an additional, scaled performance channel to acquire and engage consumers. Our platform reaches nearly all CTV households in the United States. Furthermore, as an independent software platform focused on CTV, our curated access to inventory across premium TV content providers ensures a brand-safe and visually captivating advertising environment that, we believe, search and social channels lack. The simplicity and accessibility of our platform also democratizes TV advertising for all marketers and allows for a single solution for both emerging and large brands. Most importantly, we help our customers quantify and drive ROAS to achieve campaign objectives.
Based on our industry knowledge, we believe we are the first mover in the PTV market. Our platform is differentiated by our deep performance marketing data and insights, attribution capabilities and our easy-to-use platform. This combination provides a foundation to further accelerate our growth and gain share in a massive, growing market which we believe is only in its earliest stages. We are continuously innovating our software platform to add new, and improve existing, capabilities to deliver higher ROAS for our customers, which we believe will drive more usage of our platform. As customer usage increases, our data and scale advantages drive better ROAS for customers and expands our competitive advantage. We are also investing in initiatives to expand our platform into adjacent channels and markets.
Our focus on building a leading PTV platform has contributed to our rapid growth. Our revenue has grown by 91% to $99 million for the year ended December 31, 2021 from $52 million for the year ended December 31, 2020, driven by our powerful, unique value proposition, as well as our ability to efficiently attract new customers and drive upsell with existing customers. We generated $14 million of net loss and $15 million of Adjusted EBITDA for the year ended December 31, 2021, compared to $4 million of net income and $9 million of Adjusted EBITDA, respectively, for the year ended December 31, 2020. Our net income (loss) margin was (17)% in 2021 and 7% in 2020 and our Adjusted EBITDA margin was 15% in 2021 and 17% in 2020. See the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures” for a description of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of each measure to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP. As of December 31, 2021, we had an accumulated deficit of $76 million and no outstanding indebtedness (other than the QF Seller Note incurred in connection with the QuickFrame Acquisition). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions—QuickFrame Acquisition.” Although we had operating income of $5 million for the year ended December 31, 2020, we had an operating loss of $11 million for the year ended December 31, 2021, and we have historically incurred losses from operations, including for 2009 through 2013 and 2016 through 2019.

Industry Background
Performance marketing has become the dominant form of digital advertising in the United States and globally. The rapid growth in this market has largely been driven by two major channels—search and social advertising—and the success of these two channels is based on two key attributes. First, the ability for marketers to leverage data to identify and reach specific target audiences. Second, is the ability to measure the ROAS or other outcomes tied to an ad campaign through attribution. Together, performance marketing enables marketers to analyze the impact of an ad on a specific target audience and ultimately optimize a campaign to drive results such as a purchase, an online visit, or app install. Additionally, performance marketing enables marketers to spend budgets efficiently with significant audience reach and scale.
Despite the rapid growth of digital performance marketing on search and social, TV remains a leading advertising channel. TV is an integral part of everyday life and captures audiences with its diverse, highly captivating content. Advertising on TV also benefits from its significant reach and scale with more than 120 million homes with TVs in the United States during the 2020 to 2021 TV season, according to Nielsen. Furthermore, according to eMarketer, Americans watch over three hours of traditional TV per day. As a result, traditional TV continues to be a highly sought-after advertising channel for marketers, however, given its lack of effective audience targeting, measurement and attribution, marketers are migrating their spend to new digital channels, and performance related, marketing channels.
In recent years, the TV industry has been undergoing a digital revolution with the advent of new technology that delivers TV over the internet. CTV continues to grow rapidly as consumers are empowered to watch what they want, when they want. Consumers watch content on CTV via subscription streaming services or through free or more affordable streaming services that are supported through advertising. Although initial adoption of CTV was driven by SVOD services, AVOD content is the fastest growing form of content, with 51% of United States consumers preferring AVOD services and 36% of consumers planning to decrease their number of paid subscriptions, according to Future Today as of September 2021.
PTV leverages CTV’s digital IP-based infrastructure, allowing marketers to better engage with CTV audiences and measure ad campaigns more effectively, similar to other digital channels such as social and search. For the first time, TV marketers can accurately target, measure, and optimize an ad campaign as opposed to the blind approach intrinsically embedded within traditional TV advertising. This powerful combination of audience targeting and campaign attribution, along with the influence and engagement of a large screen TV format, positions PTV as a promising performance marketing channel for any marketer, including both large brands with established TV ad budgets and emerging brands who have never advertised on TV before.
Market Opportunity for PTV
We believe our PTV market opportunity sits at the center of three large advertising markets: performance advertising, traditional TV advertising, and CTV advertising.
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Performance Advertising:  We expect to expand the performance advertising market while also capturing share from existing performance channels as PTV uniquely combines the powerful TV ad format never before available to advertisers with the performance benefits of search and social that marketers are already accustomed to. According to Magna Global, United States performance marketing is estimated to represent $169 billion in ad spend in 2021 and is expected to grow at a 11% CAGR to $224 billion by 2024.

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Traditional TV Advertising:  We also believe PTV addresses the need of traditional TV brand marketers, who are expected to spend approximately $66 billion annually between 2021 and 2024 according to eMarketer, as they enjoy the benefits of full-screen non-skippable commercial ad format now with the benefits of data-driven audience targeting, measurement and optimization that historically has not been available to them.

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CTV Advertising:  We expect to attract a portion of CTV ad spend, as these marketers are already well aware of TV audiences shifting to CTV as well as the benefits of using data for enhanced targeting and attribution, and therefore using our software can now focus on driving performance-based outcomes. The CTV market is expected to grow at a 27% CAGR from $14 billion in 2021 to $30 billion in 2024, according to eMarketer.

Combined with its powerful ability to influence audiences, PTV has the potential to deliver compelling ROAS relative to other performance marketing channels, allowing marketers to pay for advertising with measurable performance and actionable results versus only reach and impressions. Because PTV can target audiences of any size, it has the potential to open PTV marketing to marketers of all sizes.
PTV has significant growth potential with multiple drivers and favorable market trends:
Performance marketing is a massive market opportunity with significant growth potential.  Performance marketing has grown rapidly because of the digital infrastructure that enables search and social marketing. These channels allow marketers to spend ad budgets with the expectation that they can achieve a specific campaign goal or ROAS. Additionally, as marketers continue to be more data driven and results oriented, performance marketing channels will continue to capture additional share of the total advertising market.
Performance marketers continue to test new channels and platforms to enhance and diversify their advertising. Historically, marketers have had limited performance marketing alternatives to paid search and social that offer comparable targeting, measurement and scale. Additionally, as demand for search and social increases, so does pricing, thereby reducing marketers’ campaign ROAS and exacerbating the need for channel diversification. We believe that PTV has the potential to be the preferred alternative and will capture a significant share of the performance marketing industry over time.
Traditional TV has exceptional reach and engagement but is undergoing significant change.  Advertising on TV benefits from its significant reach and scale with more than 120 million homes with TVs in the United States. Furthermore, Americans watch over three hours of traditional TV per day. As a result, traditional TV continues to be a highly sought-after marketing channel for marketers who can afford to advertise without effective audience targeting, measurement, and attribution.
CTV audiences are large, growing and highly engaged, all of which are expected to continue to increase rapidly. There is a major shift in consumption toward CTV, which reflects the modern-day consumer’s desire for a better and more personalized content experience offered through streaming, as well as a less expensive alternative to cable and satellite offerings. According to Nielsen, CTV reaches almost 142 million adults in the United States each week. Consumption trends are equally impressive, with consumers two years and older watching almost 30 billion minutes of streaming in the first quarter of 2021, an increase from 13.5 billion in the first quarter of 2018. CTV is the only platform that provides the combination of scale, engagement, and measurability similar to search and social.

Rapidly increasing ad-supported content and corresponding CTV advertising inventory.  Increasing CTV viewership, combined with the growth of AVOD services, partially due to the consumer’s willingness to watch ad-supported content in lieu of paying higher subscription fees, has led to a significant increase in available advertising inventory for marketers. According to eMarketer, it is estimated that nearly 128 million Americans will stream ad-supported content in 2021, an increase of 17.6% from 2020. According to Deloitte, as of February 2021, 55% of United States consumers used ad-supported video streaming services. As of March 2021, CTV represented 33% of total TV viewing time but only 18% of TV ad spend, creating a substantial opportunity as CTV ad spend normalizes to meet this increasing audience engagement.
Increasing need for software and technology to take full advantage of CTV’s digital infrastructure.  Marketers are increasingly leveraging digital platforms. According to the August 2021 edition of The CMO Survey, sponsored by Deloitte, over 60% of marketing leaders said their companies have invested in marketing technology systems and platforms over the last year. Marketers looking to take full advantage of CTV, similar to how they use search and social, will require a purpose-built platform that offers targeting, measurement and attribution, along with advanced algorithms to optimize and automate ad buying decisions in real time. Additionally, marketing platforms need to be easy-to-use while operating at immense scale.
Competitive Strengths
We believe the following attributes and capabilities form our core strengths and provide us with a competitive advantage:
Leading the Next Era of Performance Marketing.  We are transforming CTV into what we believe will become a leading performance marketing channel. Our software platform combines the storytelling power of TV advertising with the targeting and measurement capabilities of paid search and social advertising. We put marketers at the forefront of the PTV revolution where they can tell their story to audiences they select on CTV and effectively measure subsequent audience actions. Our unique, results-driven approach coupled with our independent position in the CTV ecosystem makes us the trusted partner to marketers. We believe that our intuitive, accessible platform enables marketers of all sizes to engage audiences through CTV as easily as they do in social or search, opening TV advertising to virtually any marketer. As of December 31, 2021, 66% of our existing customers had never advertised on TV before, demonstrating that our platform is able to expand the number of TV marketers from only the largest companies to potentially all performance marketers.
Powering Unique Verified Visits Attribution for CTV.  Our Verified Visits technology offers an attribution solution purpose-built for CTV advertising, giving marketers direct insight into which ad views subsequently drove a consumer’s purchase, online visit, or app install regardless of which device the consumer used. Furthermore, we provide granular ROAS data by audience intent and demographics, geography, campaign, time of day, and hundreds of other parameters. Our proprietary attribution engine and custom integrations with industry leading data providers allow us to analyze the performance of any ad we serve across approximately 400 million devices through first- and third-party data and potentially unlimited additional households through CRM data. We are also seamlessly integrated with our customers’ transactional data to tie campaigns to specific actions by their consumers.
Our Large and Growing Data and Technology Moat.  We believe that we have a multi-year head start in PTV during which we have driven approximately 120 million Verified Visits and 19 million conversions since January 2020, generating billions of dollars in revenue for our customers and providing us a large data set against which our algorithms continually update and optimize. The result is continuously improving performance that drives higher ROAS for our customers. We believe our expanding pool of data, alongside our optimization and measurement capabilities, provides us with a growing competitive advantage.
Our Comprehensive Solution Serves Emerging and Large Brands.  We started by enabling PTV advertising for emerging brands and are increasingly becoming integral to the marketing strategies of large brands. Our platform combines an intuitive, easy-to-use interface with enterprise grade technology. Further, our solution does not require our customers to enter into long-term committed contracts, giving our customers flexibility to spend marketing dollars at times and in amounts that make sense for them. Our comprehensive solution automates the entire PTV marketing process, from audience targeting to dynamic campaign optimization and real-time reporting. In addition, our independent technology platform purpose-built for the CTV ecosystem affords us a differentiated position to automate and transform all facets of the CTV advertising process. For example, we recently launched CaaS, which enables our customers to create and refresh TV quality ads that maximize consumers’ interest, engagement and conversion, thereby continuing to increase our customers’ ROAS over time. Lastly, our platform allows marketers to target audiences of any size, thereby democratizing TV advertising for all marketers.
Leading Position in CTV Ecosystem Powers Cost-Advantaged Flywheel.  We believe that the combination of our pioneering technology and rapidly growing scale forms a powerful organic strategic flywheel. Every ad transaction a customer executes on our platform improves our data-driven audience targeting, increases ROAS and attracts more budget from our customers as our business scales. Greater ad transaction volume results in greater negotiation power with content providers, driving improved pricing. Lower pricing results in higher ROAS for our customers, which drives more ad spend on our platform. We believe this continuously improving flywheel drives better outcomes for our customers’ businesses and strengthens our competitive moat.
Business Model Allows for High Growth and Profitability.  Our revenue grew 91% in 2021 compared to 2020. We believe this rapid growth is a testament to our platform differentiation and industry-leading ROAS. Our direct-to-brand strategy has enabled us to achieve efficiencies in our sales cycle and rapid customer adoption. For performance brands, which we define as brands from which we derive PTV revenue, our inbound and outbound average sales cycles over the course of 2020 and 2021 were 24 days and 33 days, respectively. Furthermore, our self-serve platform requires minimal professional support and can be maintained and updated cost effectively, enabling profitable operations and margins similar to leading, scaled software companies. We generated $14 million of net loss and $15 million of Adjusted EBITDA for the year ended December 31, 2021, compared to $4 million of net income and $9 million of Adjusted EBITDA for the year ended December 31, 2020. See the section titled “Summary Historical Consolidated Financial and Other Data—Key Non-GAAP Financial Measures” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP. Our growth allows us to invest in technology that increases the value of our platform to customers and further strengthens our business model.
Founder-Led Management Team with Tech-Focused DNA.  Our founder and CEO, Mark Douglas, has more than two decades of experience at leading technology companies and is a pioneer and thought leader in the performance advertising industry. He leverages his deep knowledge and experience to lead a team of engineers focused on constant innovation and delivering a best-in-class user experience. Additionally, our management team includes operators with decades of experience leading companies in technology, advertising, and media as well as influential voices who help extend our brand. This depth of experience continues to position us as the leader in PTV.

Growth Strategies
We believe we are in the early days of our market opportunity and are focused on executing against our multi-pronged strategy to grow our business. We will continue to invest in technology, channels and markets to deliver greater value to our customers. We expect our investment to enable us to extend our market leadership and sustain our momentum around customer adoption. Our key growth strategies include:
Grow New Customers by Democratizing Access to PTV for Both Performance and Brand Marketers.  We believe all performance marketers are potential customers. The performance marketing industry is massive and growing as marketers spend more on digital platforms. For the years ended December 31, 2021 and 2020, we had $79 million and $21 million in PTV revenue, respectively, representing a 276% increase from 2020 to 2021. For the year ended December 31, 2021, we had 620 PTV Customers, representing 142 % growth from the previous year. While a limited number of large customers account for a significant portion of our revenue, we intend to focus sales and marketing resources to acquire new performance marketing customers from the millions of marketers currently using paid search and social channels. Further, we are also investing in sales and marketing resources to target traditional TV advertisers, which includes the top 500 global brands who have historically been the only advertisers able to afford advertising on TV. We believe that large brands represent a significant opportunity for our growth and increased awareness of the MNTN brand. Additionally, many of these traditional TV advertisers are global companies that could represent an attractive entry point as we seek to expand into international markets.
Increase Our Share of Existing Customers’ Advertising Spend by Innovating Our Platform.  Our commitment to product innovation is a key driver for building and deepening relationships with our customers and fueling growth. We continuously refine our algorithms, add data sources, and improve automation, all of which we believe increase our customers’ ROAS and the value of our solutions. As customers recognize this value, they spend more, resulting in our NRR of 150% for PTV Customers and our NRR of 119% for Aggregate Customers for the year ended December 31, 2021. As we continue to improve our value proposition to marketers, we position ourselves to capture an increased share of marketing spend.
Extend Platform into Adjacent Markets and Channels.  We have numerous long-term opportunities to extend our platform into new markets and channels such as mobile applications, and expand audience extension into other advertising units such as onsite messaging. We believe that these opportunities present a significant opportunity for our long-term growth as technological advancements further disrupt CTV and performance marketing, and as we adapt the scope and capabilities of our core platform.
Leverage Our Creative Offering. Our newly-launched subscription solution, CaaS, enables emerging and large brands to develop creative content quickly and cost effectively, significantly reducing the friction in developing and launching ad campaigns. Our creative solution connects marketers with creative talent that produces custom, professional TV ads in a variety of formats and that can easily be refreshed, thereby maximizing reach and performance of campaigns. Instead of charging a la carte for ad production costs, we bundle creative services with our PTV platform as a subscription offering with minimum annual ad spend requirements. We believe our integrated creative product creates a comprehensive, accessible and sticky TV advertising service for all marketers and is particularly relevant for emerging brands who have never developed TV advertising before. We expect CaaS to strengthen our business model by increasing recurring revenue and visibility, and by acting as a differentiated lead-generation channel. As CaaS scales, we may be able to leverage insights from our deep, growing dataset to identify, deliver and measure personalized content that maximizes consumers’ interest, engagement and likelihood to purchase or take other action, thereby continuing to increase our customers’ ROAS over time.
Develop and Promote the MNTN Brand.  We promote our brand through our social media presence, public relations efforts, and the production of original guides, reports, and other research that establishes us as a thought leader in PTV. This positioning helps us attract new customers and gives existing customers the confidence to launch more campaigns on our platform. We believe that our brand marketing is a key differentiator for our business and our team includes influential voices who help us extend our brand.

Acquisitions.  We may opportunistically acquire businesses that bolster our product offering, team, customer base and overall differentiation in the market, thereby accelerating our growth. For example, we completed two strategic acquisitions in 2021—the acquisition of QuickFrame and the acquisition of Maximum Effort. Together, the acquisitions will help us build our creative offering and bolster our brand awareness through Maximum Effort’s differentiated creative talent and QuickFrame’s global marketplace of over 5,500 independent creators.
Our Platform
We believe that we are transforming CTV into a powerful, next-generation performance marketing channel. In the same way that paid search and paid social introduced performance marketing in digital channels, our leading software platform brings performance marketing to CTV. We enable both emerging and large brands to launch highly targeted CTV ads, measure and attribute performance and optimize campaigns in a highly automated manner. Our comprehensive platform offers end-to-end solutions for accessing premium CTV ad inventory, including audience selection, campaign budgeting and goal setting, creative set up, campaign launch, and measurement and reporting. Our platform was designed with enterprise-grade workflows in mind, but its user interface allows for easy navigation—and minimizes dedicated resources needed to launch and manage campaigns at scale. We believe customers depend on our platform for the following reasons:
•
Targetability:  Our platform was built to be “audience-first.” This means that marketers have the ability to target users in a highly precise manner, never before possible with traditional TV. Our unique combination of our customers’ first party, third party, and CRM data allows marketers to target audiences based on their behavior and shopping intent instead of basic demographic data across nearly every addressable American household leveraging a potentially limitless number of audience categories.

•
Measurability:  Our PTV platform leverages our revolutionary Verified Visits technology to allow marketers to measure and directly attribute CTV ad impressions to purchases, online visits or app installs across approximately 400 million devices through first- and third-party data and unlimited additional households through CRM data. Additionally, our performance data reports directly into the key measurement platforms relied on by marketers via API which allows our customers to compare our platform’s performance against other performance channels side-by-side.

•
Automated Optimization:  Our PTV platform, and specifically our dynamic campaign optimization technology, leverages algorithms which automate and continuously optimize our targeting capabilities, our programmatic ad execution (including automated creative and price optimization), as well as other elements of the campaigns, which drives higher ROAS for our customers. Our technology measures 53 signals, which refers to types of data, such as time of day and geography, resulting in approximately 651,000 daily optimizations, or real-time decisions, including about how to determine what ad inventory to buy, when to buy it and where to buy it.

•
Delivers Stunning Ads:  Our software rigorously controls the quality and format of video ads by automatically screening creative for TV network formats and standards. By guaranteeing the correct format, resolution, sound and other standards that publishers of advertising inventory impose on ads, we ensure ads are not rejected due to a failure to meet a content provider’s technical requirements—one of the common barriers for emerging brands to TV marketing. In doing so, we increase the likelihood that customers’ ads are accepted by publishers and viewed by audiences.

•
Self-Serve:  Our software platform delivers an intuitive user interface that simplifies a complex workflows technology. MNTN is designed for performance marketers, not IT specialists. Customizable features at every step allow marketers to define, action and measure campaign-specific ROAS goals—which we believe are unique to our platform.
Marketer’s PTV Journey on Our Platform
Our full-lifecycle workflow solution spans the entire PTV Customer journey across:
•
Step 1: Select Audiences;

•
Step 2: Set Budget and Goals;

•
Step 3: Setup Creative;

•
Step 4: Launch Campaigns; and

•
Step 5: Report and Measure.

Audience Selection as Unique as Brands Themselves:   Our platform seamlessly integrates our customers’ first party, third party, and CRM data to help marketers build highly granular and customizable audience segments. We allow marketers to easily segment across over 120 million United States households with both off-the-shelf audience segments (e.g. luxury gym members, new home buyers) and customizable audience attributes (e.g. visit history, browsing activity, and location), as well as adjust in real time depending on performance results.
Enter Budget and Goals—We Take Care of the Rest:   Marketers turn to our platform for campaign insights and recommendations. Our platform intelligently recommends budgets and performance goals (e.g., ROAS) based on audience segments. Budgets can also be set for future campaigns with the ability to model performance against spend. Our proprietary algorithms dynamically optimize campaign buying decisions in real time, ensuring that performance goals are met consistently without human oversight so marketers can focus on higher value responsibilities.
Create Highly Engaging PTV Commercials That Delight Audiences:   Whether brands have historically advertised via traditional TV or are new to TV advertising entirely, our software platform allows marketers to either upload their own creative or, through our CaaS solution, engage us to create and refresh ads. Access to our creative network provides professionally designed, customizable ads that are easy to refresh, maximizing media budgets across both emerging and large brands alike. In a matter of minutes, our software intelligently converts each ad into dozens of ad sizes and formats for TV, web and mobile placements.
Launch and Delivery of CTV and Omni-Channel Campaigns:   We allow brands to launch highly targeted and engaging campaigns against TV-network content. Advertising against TV-network content typically results in superior performance because audiences are more engaged and receptive to ads relative to other forms of streaming video. We also take TV marketing to the next level through a feature called audience extension, which allows marketers to determine whether to engage users across various devices with a continuation of the original ad that was first displayed on the big screen.
Verified Results…Period:   Our powerful attribution capabilities eliminate the guesswork from measurement and reporting. We are differentiated in our Verified Visits capabilities, measuring any post-view visit, purchase, and app download on customers’ websites and apps—regardless of device. Verified Visits technology allows marketers to precisely measure the performance of their campaigns against key metrics such as ROAS.
Our Technology
Our PTV platform is built on a scalable software stack that includes support for campaign setup, audience targeting, automated ad bidding, ad serving, attribution and reporting. The result is a fully integrated software solution that gives marketers the ability to create and launch TV ad campaigns directly without the help of traditional media agencies. Users already familiar with setting up campaigns for paid search and social find the platform highly intuitive.
Our key components of technology are as follows:
•
Audience Targeting Solutions:  We provide our customers a full digital targeting system to select the specific audiences to which they want to deliver ads. We offer marketers the ability to target audiences through our unique combination of data sources—first party, third party and CRM data. Through custom integrations with trusted leading consumer data providers, our platform makes available audience behavioral data across more than over 16 trillion data points. Marketers can also use CRM data to target audiences based on data their consumers provide. Our unified audience solution synchronizes the first party, third party and CRM data to enable the ability to target a single set of audiences that combines segments for both new and existing customer marketing.

•
Automated Buying:  We fully automate the ad buying process for our customers. Ad buying decisions are made programmatically 200,000 times per second, matching against multiple variables such as audience data (geography, demographics, and behavior), ad inventory data (day/week parting, viewability, and publisher quality), and customer preferences (data budget allocation, pricing limits, performance metrics, and frequency caps). Price is determined dynamically and our platform decides what ads to purchase and what price to pay hundreds of thousands of times per second. Multiple data centers support our enterprise-grade, automated, real-time bidding ensuring our ability to continue scaling and meet customer demands.

•
Verified Visits:  Our proprietary Verified Visits technology is a cross-device solution for measuring consumer responses to TV ads. Verified Visits builds a dynamic map of every computing device in the home, including CTVs, OTT devices, phones, tablets and computers. Measurement across multiple devices in the home is enabled when we serve a TV ad on one device and then measures the response from other devices. For example, if a consumer watches a TV ad and then visits the brand’s website from his or her phone, the action is recorded by Verified Visits and made available in our reporting user interface.

•
Dynamic Campaign Optimization: Our dynamic campaign optimization technology leverages algorithms which automate and continuously optimize our targeting capabilities, our programmatic ad execution (including automating creative and price optimization), as well as other elements of the campaigns. Our technology measures 53 signals, which refers to types of data, such as time of day and geography, resulting in approximately 651,000 daily optimizations, or real-time decisions, including about how to determine what ad inventory to buy, when to buy it and where to buy it.

•
Ad Serving:  We deliver ads directly using two layers of ad serving technology. The first layer responds to requests for an ad, verifies the request is valid and then selects which ad to serve. Dynamic ad placement technology decides on a per household basis, which ad creative should be served. The second layer of ad serving technology implements the VAST standard for streaming TV directly into the home via OTT devices and Smart TVs.

•
Reporting:  In addition to standard performance marketing reports, we offer marketers analytics by brand, objective, audiences, campaign, creative, geography, and TV network, as well as a nearly unlimited number of custom reports across 13 dimensions and 400 metrics. All our reporting uses data that is collected by our technology. All data is accessible to our customers via our user interface. Data can also be pulled directly from the platform through our API and placed in customer data warehouses, providing off-platform access to all reporting data available in our user interface. We also provide integration with Google Analytics and impression tracking with systems like Google DCM.

•
User Interface:  We have a single user-friendly interface for campaign setup, creative editing and reporting—creating the most comprehensive software platform for TV advertising on the market. First, the campaign user interface provides campaign and creative setup, budgeting and targeting. Campaign setup includes audience selection for first party audiences, third party audiences and marketer audiences. Budget and goals can also be set. Creative can be set up for automated A/B testing enabling customers to try multiple TV ads in an ad campaign to determine which ad is the most effective. The full creative user interface enables customers to set up campaigns that extend ads beyond TV to smartphones, tablets and computers. The interface also provides customizable reporting with the ability to add, remove and change metrics, as well as to adjust the layout of any reporting dashboard.

Audience Targeting Solutions
Automated Buying
Ad Serving
Dynamic Campaign Optimization
Verified Visits
Reporting
User Interface

Our Customers
As of December 31, 2020 and 2021, we had 256 and 620 PTV Customers, respectively and 594 and 672 Aggregate Customers, respectively. Our diversified customer base consists of both emerging and large brands, many of which primarily have an e-commerce presence. We believe that our customers include experts in performance marketing as well as marketers who are just beginning to leverage the benefits of data-driven performance marketing. Many of our customers have never advertised on CTV due to its brand marketing nature and our platform is their first entry point into TV as a performance marketing channel. We believe we maintain strong relationships with our customers over time.

THIRDLOVE

ThirdLove Tied Positive ROAS To Upper Funnel Efforts With MNTN.

ThirdLove, a leading American women's essentials company, was searching for a way to replenish their upper funnel while still maintaining a profitable return on investment. ThirdLove previously tested other TV and OTT ad solutions, but had not found what it was looking for. MNTN Performance TV delivered on ThirdLove's camapign goals, driving new users to ThirdLove's brand while simultaneously generating a positive ROAS.

Performance Highlights

2.3x
Evergreen Campaign ROAS
(September-November 2021)

4.2x
Evergreen Holiday ROAS
(November & December 2021)

2.3x
New Product Launch ROAS Short-term
(September-November 2021)

$6.76
Evergreen CPV
(June-October 2021)

Key Callouts

ThirdLove was in search of a top-of-funnel approach to supplement their linear TV, OTT, and YouTube campaigns, as their media mix was missing the link between top-of-funnel and performance tactics.

It launched an evergreen Performance TV prospecting campaign which drove a 2X+ ROAS—convincing ThirdLove to launch and promote a brand new product line.

Automated media buying and targeting audiences via the fully integrated Oracle Data Cloud, ensured ThirdLove's budget returned strong performance.

CTV ads were served exclusively to TV screens to take full advantage of TV advertising's impact, memorability, and prestige.

ThirdLove also uploaded email lists to its Performance TV targeting, which contained users who had used ThirdLove's "Fit Finder" tool, but did not make a purchase—allowing ThirdLove to target these high-intent shoppers alongside relevant 3rd party audiences.

Build with Ferguson Drove Incremental Revenue Growth with MNTN.

Build with Ferguson, a leading home improvement retailer, was eager for a new channel that could help generate incremental revenue—not only for its own brand, but for its partner brands as well. With effective campaigns that stretched across the entire sales funnel, MNTN Performance TV allowed Ferguson to reach valuable new customers and drive more sales.

Performance Highlights

24.8x
ROAS
(2021)

$30
CPA
(2021)

$4.85
CPV
(2021)

“

MNTN was an invaluable resource that enabled us to get the right message to the right consumer—all at the right time. MNTN'S data-driven targeting was seamless to activate and allowed us to quickly scale and optimize, ultimately driving incremental revenue across the entire customer journey.

Shawn Clark
Director of Digital Media, Build with Ferguson

Key Callouts

Build with Ferguson was an early adopter of CTV advertising, and worked with MNTN to generate incremental revenue.

Ferguson's goal was to accelerate its revenue, as well as for its partner brands via co-op campaigns.

Ferguson launched Performance TV prospecting and retargeting to reach new audiences early in their buying journey, and re-engage existing website visitors.

Automated media buying, and targeting audiences via the fully integrated Oracle Data Cloud, ensured Build with Ferguson's budgets returned strong performance.

CTV ads were served exclusively to TV screens to take full advantage of TV advertising's impact, memorability, and prestige.

gorjana

gorjana Made TV an Effective Performance Channel With MNTN.

gorjana, a leading jewelry brand, was searching for a way to drive high-intent users to its site, while efficiently generating revenue and return on investment. MNTN Performance TV's upper- and lower-funnel capabilities allowed it to reach the right consumers and achieve measurable profit—all from a single software platform.

Performance Highlights

4.3x
ROAS
(December 2021)

$2.00
CPV
(December 2021)

> “
> **MNTN has been a great partner in the Connected TV space. It tailored a strategy to capture high intent viewers and lead them through our customer journey.**
>
> **Marc-Anthony Sanata**
> Sr. Acquisition Manager, gorjana

Key Callouts

- gorjana was looking for a full-funnel solution that would reach shoppers at every stage of the buying journey, while still generating a profitable return on investment.
- It launched Performance TV prospecting and retargeting campaigns to reach new audiences and drive conversions at the top and bottom of the funnel.
- Automated media buying, and targeting valuable site visitors and new audiences via the fully integrated Oracle Data Cloud ensured gorjana's ads reached the right consumers.
- gorjana leveraged dynamic product carousels in its Audience Extension creative to highlight multiple products that had a high chance to prompt users to take action.
- CTV ads were served exclusively to TV screens to take full advantage of TV advertising's impact, memorability, and prestige.

tarte

Tarte Drove Net-New Business With MNTN Performance TV.

Tarte, a leading cosmetics brand, wanted an effective way to raise brand awareness, while simultaneously generating revenue by tapping into new audiences. MNTN Performance TV's audience targeting and purpose-built technology helped them achieve their goals.

Performance Highlights

4.9x
Total Campaign ROAS (August-December 2021)

7.4x
Birthday Week ROAS (October 2021)

“

Investing in CTV has allowed Tarte to increase national product awareness while driving topline revenue for our direct-to-consumer business. A channel that can drive awareness and sales simultaneously is extremely rare and highly valued.

Jenna Manula Linares
Executive Director, Digital Marketing, Tarte

Key Callouts

Tarte was searching for a way to increase brand awareness and generate revenue via new audiences.

They launched evergreen Performance TV prospecting and retargeting campaigns to reach new shoppers and generate revenue across the sales funnel.

With automated media buying and targeting audiences via the fully integrated Oracle Data Cloud, Tarte ensured its budget returned strong performance.

CTV ads were served exclusively to TV screens to take full advantage of TV advertising's impact, memorability, and prestige.

Thanks to strong campaign performance, Tarte increased their monthly budget by 166% from September to October 2021.

Our Business Model
Our revenue is generated through usage-based fees from customers based on their level of ad spend. We generally collect revenue directly from the customer. We purchase advertising through both technology intermediaries and negotiated arrangements directly with television networks, who sell advertising inventory on CTV. Our customers are invoiced based on the amount they spend on a campaign. The customer selects the amount they wish to spend on our platform for a given campaign, and our platform allocates that budget with the intention to generate the highest ROAS for the customer.
Sales and Marketing
Our go-to-market approach is driven by our highly efficient sales organization and our differentiated brand marketing strategy. We believe the combination of these elements is a competitive advantage contributing to our growth and enables efficient customer acquisition and high net revenue retention.
Brand Marketing
Brand marketing is responsible for our brand, voice, and identity—for making sure the world knows who we are. We employ a diverse set of marketing tactics to continue to build on our brand as follows:
(1)
digital marketing, including producing all types of media, such as website, marketing collateral, presentations, and all other visual assets, advertising of our platform and its benefits through various channels (e.g., search, social, webinars and content syndication), and overseeing marketing analytics to measure impact;

(2)
producing original guides, reports, and other research that establish our PTV thought leadership; and

(3)
assisting other teams within our company, particularly our sales team, in marketing our platform by translating complex technologies from the product and engineering teams into sales enablement material for the rest of our company.

Our creative team of 18 team members, as of December 31, 2021, has decades of experience creating high quality and memorable content and includes a global influencer with millions of social media followers. We believe that our brand marketing, including public relations, is a key differentiator for our business.
Sales
Since our inception, we have strived to build a sales organization to acquire customers quickly and efficiently. We generate a significant number of inbound leads that continue to grow over time as we continue to build awareness of the MNTN brand. We also employ an outbound sales force focused on identifying performance marketers as well as large brands that spend significantly on TV advertising today. We are also at the early stages of generating both inbound and outbound leads through QuickFrame and Maximum Effort.
After we receive inbound or outbound leads, our sales development representatives follow up with a demonstration, or demo, of our platform and user interface. Following a demo, our account representatives offer a paid performance trial of our platform to potential customers, after which the customer is onboarded onto our platform. We believe that due to our platform’s ease of use, intuitive function and clear ROAS results, we have been able to implement an accelerated sales cycle. The average sales cycle in 2021 for inbound and outbound leads over the course of 2020 and 2021 was 24 days and 33 days, respectively. When the customer is ready to launch, management of the customer’s performance goals is taken over by our customer success team. The customer success team serves as the primary point of contact from this stage forward, collaborating with customers to optimize use of the platform to maximize their ROAS goals and drive higher spend. We continue to provide technical support as needed, however our platform is designed to be self-serve and once a customer has gained experience using our platform, they look to our customer success team to provide strategic advice regarding their campaigns.
Competition
The CTV marketing channel is nascent, fragmented and rapidly evolving. However, there is significant competition for marketers and CTV ad inventory. Within the broader performance marketing space, we face competition from players that vary in size and approach.

We believe that we primarily compete on the following factors:
•
the ability to innovate our technologies and offerings;

•
experience and connectivity in the PTV and broader performance marketing ecosystem;

•
relationship with constituents in the CTV marketing ecosystem;

•
access to CTV ad inventory at competitive rates;

•
brand and reputation of our platform;

•
effectiveness of our sales and marketing and customer support teams;

•
the ability to expand into new revenue streams and international geographies; and

•
ability to attract and retain talent.

We believe that we compete favorably in performance marketing, differentiated by our proprietary technology platform that has been purpose-built for PTV, our highly innovative approach both around technology and business model, the flywheel effect of our rapidly growing scale, and our entrepreneurial and highly effective team.
Our Team and Culture
We put our people at the heart of everything we do as they have been critical in growing our business to be the pioneer in PTV. Our team draws from a broad spectrum of knowledge, including data science, algorithms, infrastructure, software development, and from experienced leadership in digital marketing, including across CTV, mobile and video channels. As of December 31, 2021, we had 270 full-time team members, including over 100 team members across sales, marketing, and customer success. We have invested and continue to invest substantial time and resources in building our team. We are highly dependent on our management, highly-skilled software engineers, sales personnel and other professionals. None of our team members are represented by a labor union or covered by collective bargaining agreements and we believe that our team member relations are strong.
Culture
Everything we do at MNTN is grounded in the core principles of trust, ambition and quality. Our success is driven by a collaborative, team-based model where all members of a team are encouraged to take ownership of their functional area and assume leadership responsibilities. We expect all our team members to regularly question themselves and their fellow team members about what their team’s goals are, how to achieve them, and whether there are better goals their team should be striving toward. We facilitate this through regular one-on-one conversations among team members and senior management so that we are able to provide our team members with the support they need, and mandate compassion and honesty in all such conversations. We believe that if our team members keep our core principles in mind, they will be successful here.
The culture of our company is critical to growing our business and continuing to drive innovation in PTV. The culture we thrive on is focused on making decisions based on our best interest, providing quick solutions while efficiently managing resources, and focusing on results rather than process. To achieve this, our hiring efforts seek to attract diverse, loyal and responsible team members who have an appetite for success and growth. Our recruitment team seeks individuals who naturally want to do more, own more, and make an impact in their careers.
We have an entirely remote workforce. To ensure our culture is retained as we grow our workforce in an entirely remote environment, we have developed a strategy focused on fostering engagement among our team members and development that includes regular events and team-building initiatives, fireside chats with our leadership, quarterly off-site meetings (which we refer to as MNTN Meets), and monthly onboarding training sessions. We believe this strategy ensures our people are empowered in driving our business forward by integrating them into our culture.

Representation, Inclusion, Social Impact and Equality (RISE)
We are focused on enhancing diversity, equality and inclusion. Our objectives are to create “the best” experience for our team members, continually deploying programs to develop diverse talent, and support external partners that emphasize the global promotion of diversity, equality and inclusion. We are codifying these objectives through a new initiative called RISE, an acronym that stands for representation, inclusion, social impact and equality. The goals of this initiative are to make us representative of the communities we work in, to cultivate a culture of belonging, mutual respect and engagement, to invest time and money into giving back to communities, and to ensure equal practices in everything we do.
Talent Retention
We believe our culture enables us to attract, retain and develop exceptional talent, which is a critical component of our success, as evidenced by low turnover rates and the long average tenure of our team members. We ensure we keep our turnover level low through maintaining quarterly one-on-one’s with every team member. We strive to hire and retain exceptionally talented people who embrace our culture. We offer our team members, amongst other things, competitive compensation packages, 100% healthcare coverage, annual vacation stipends, an open-ended vacation policy and a monthly three-day weekend for months without a holiday weekend. We have further initiatives planned for 2022 to develop our retention strategy further, such as engagement surveys, increased learning and development opportunities, and developing new best practices for how we hire, onboard and develop our teams.
Team Member Wellness and Safety
Due to the COVID-19 pandemic, we adopted an entirely remote policy for the entirety of the second, third, and fourth quarters of 2020 that is now a full-time policy and is expected to continue in the foreseeable future. We believe that our team members have been able to work productively during the time period in which our office has been shut down. However, we recognize that the challenges resulting from COVID-19 require us to provide additional care for our team members. We provide our team members and their families with access to a variety of innovative, flexible, and convenient health and wellness programs. We continue to evolve our programs to meet our team members’ health and wellness needs.
Conduct
We are committed to promoting high standards of honest and ethical business conduct in alignment with our cultural values. We do not tolerate harassment or discrimination. Our team members are required to take annual harassment and discrimination training. Each of our team members acknowledge our cultural values that are contained in our Employee Handbook.
Privacy and Security Laws
Our business is and will continue to be subject to existing and emerging laws regulations, including laws and regulations concerning data privacy, security and the collection, use and sharing of data. There is an increasing awareness of how Internet user data is being used in the advertising technology ecosystem, in particular, focused on the use of technology (including “cookies” and “pixels”) to collect or aggregate data about Internet users’ online browsing activity.
As described above, our customers share data about Internet users with us that is collected through pixels. We do not collect data from Internet users that can be used directly to identify an actual, identifiable person (such as name, address, or phone number), and we take steps not to collect and store such data. Instead, our technology collects and uses IP addresses and persistent identifiers about Internet users to provide our services to customers. We also collect other data about Internet users in the course of providing services to our customers, including non-identifiable data that allows our customers to better understand their audiences. We do not use any of this non-identifiable data to identify specific individuals, nor does our product enable our customers to identify specific individuals. However, the definitions of “personal information”, “personal data” and “personally identifiable information” vary by jurisdiction, and data privacy laws worldwide continue to evolve. Because we, and our customers, rely upon large volumes of such data, and new laws may require us, other companies in the digital advertising landscape, and our customers, to adapt our practices, it is essential that we monitor developments in this area in each jurisdiction where we do business (and as we expand) to avoid violating applicable legislation and regulation.
In the United States, both state and federal legislation govern activities such as the collection and use of data by companies like us. Digital advertising in the United States has primarily been subject to regulation by the FTC which has primarily relied upon Section 5 of the Federal Trade Commission Act, which prohibits companies from engaging in “unfair” or “deceptive” trade practices, including alleged violations of representations concerning privacy protections and acts that allegedly violate individuals’ privacy interests.
Other United States data privacy laws apply to us, such as the CCPA (which became effective January 1, 2020). The CCPA imposes obligations and restrictions on businesses that handle the personal information of California residents and provides new and enhanced data privacy rights to California residents. The CCPA applies to us and many of our customers, and requires us to maintain ongoing significant resources for compliance purposes. Certain requirements in the CCPA remain uncertain due to ambiguities in the drafting of or incomplete guidance. Adding to the uncertainty facing the ad tech industry, a new law, titled the CPRA, recently passed as a ballot initiative in California and will impose additional notice and opt out obligations on the digital advertising space. This law (which amends and expands upon the CCPA) takes effect in January 2023 and applies to information collected by businesses on or after January 1, 2022. In addition, other states in the United States have enacted data privacy laws. For example, Virginia recently passed its Consumer Data Protection Act, and Colorado recently passed the Colorado Privacy Act, both of which differ from the CPRA and will become effective in 2023. These new laws will cause us to incur additional compliance costs and impose additional restrictions on us, our customers, and on our industry partners. These ambiguities and resulting impact on our business will need to be resolved over time.
Further, as we expand internationally, some of our activities may become subject to foreign legislation and regulation, such as the GDPR, UK GDPR and the EU ePrivacy Regulation (which is expected to replace the EU ePrivacy Directive). In the coming years, we expect further consumer data privacy regulation both in the United States and abroad that will likely apply to our business and that of our customers and industry partners.
Beyond laws and regulations, we are members of self-regulatory bodies that impose additional requirements related to the collection, use, and disclosure of Internet user data, including the DAA and the NAI. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we provide Internet users with notice via our privacy policy about our use of pixels and similar technologies to collect their data, and of our collection and use of such data to assist our customers in delivering personalized advertisements. We provide Internet users with information on how to opt-out from the use of information for interest-based advertising, and provide links to opt-out mechanisms and portals maintained by some of these self-regulatory bodies in our privacy policy. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties, and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies.
Increasing regulation of cookies, pixels and similar technologies, and any decline of such technologies in the advertising technology ecosystem, may lead to broader restrictions and impairments on our technology platform and business practices and may negatively impact our efforts to understand Internet users’ behaviors and market trends. Until prevailing compliance practices standardize, the impact of worldwide privacy regulations on our business and, consequently, our revenue, could be negatively impacted.
For additional information regarding regulatory risks to our business, see “Risk Factors—Risks Related to Our Legal and Regulatory Environment.”
Our Intellectual Property
Our proprietary technologies are important, and we rely upon trade secret, trademark and patent laws in the United States and abroad to establish and protect our intellectual property and protect our proprietary technologies. Our success depends in part upon our ability to protect our intellectual property rights with respect to our proprietary technologies, and to operate without infringing, misappropriating or violating valid and enforceable third-party intellectual property.

We register certain domain names, trademarks and service marks in the United States and in certain locations outside the United States. We also rely upon common law protection for certain trademarks. We generally enter into confidentiality and invention assignment agreements with our team members that are developing intellectual property for us to ensure we own all intellectual property rights in their work product. We also generally enter into confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of, our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiate us from our competitors.
However, we cannot assure you that the steps taken by us will prevent misappropriation of our trade secrets or other proprietary rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our technologies or software, or obtain and use information that we regard as proprietary.
Further, our intellectual property rights may be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. Any impairment of our intellectual property rights, or any unauthorized disclosure or use of our intellectual property or technology, could harm our business, our ability to compete and our operating results.
Legal Proceedings
We are not currently a party to any legal proceedings, litigation or claims, which, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition or cash flows. We may from time to time be party to litigation and subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.
Name	Age	Position with Company
Executive Officers
Mark Douglas	58	Founder, President, Chief Executive Officer and Director
Patrick A. Pohlen	63	Chief Financial Officer
Christopher Innes	39	Chief Operating Officer
Non-Employee Directors
Joe B. Johnson	62	Director
Grant Ries	49	Director
Executive Officers
Mark Douglas, our founder, has served as our President, Chief Executive Officer and a member of our board of directors since 2009. In 2015, he co-founded and served as the President and Chief Executive Officer of HomeMe until 2018. From 2008 to 2009, he was the Vice President of Engineering at Magnite (formerly the Rubicon Project). Prior to joining Magnite, Mr. Douglas was the Vice President of Technology at eHarmony from 2004 to 2008. Mr. Douglas founded CenterView Software in 1994. He has also held positions at Covalent Technologies, Persistence Software and Oracle. We believe Mr. Douglas is well-qualified to serve as a member of our board of directors because of his historical knowledge, operational expertise, leadership, and continuity that he brings to our board as founder, President and Chief Executive Officer.
Patrick A. Pohlen has served as our Chief Financial Officer since May 2021. Prior to joining MNTN, Mr. Pohlen was a partner at the law firm of Latham & Watkins LLP from 2002 to 2021, where he was global chair of the emerging company practice for approximately 15 years. He represented technology and life science companies, as well as venture capitalists and investment banks on a variety of corporate matters, including private financings, initial public offerings, capital market transactions, and mergers and acquisitions. Mr. Pohlen has published and lectured on various corporate law topics. He has lectured at the University of California at Berkeley’s Coleman Fung Institute for Engineering Leadership and Carnegie Mellon University, among others. Mr. Pohlen also ran a venture-backed technology company from 2000 to 2002. Mr. Pohlen holds a Bachelor of Arts degree from Iowa State University and a Juris Doctor from the University of Iowa College of Law.
Christopher Innes has served as our Chief Operating Officer since January 2017 and oversees all process and systems across the company in addition to assuming a broad, top-level management function. Mr. Innes began his relationship at MNTN as a former customer who has helped lead the organization from the mind of a marketer. Prior to becoming MNTN’s first Chief Operating Officer, Mr. Innes served as our Chief Monetization Officer from 2015 to 2017, Senior Vice President for Client Services from 2013 to 2015 and Vice President of Client Services from 2011 to 2013.
Non-Employee Directors
Joe B. Johnson has served as a member of our board of directors since 2021. From 1998 to 2021, Mr. Johnson held various roles at BDO USA, LLP, serving most recently as the National Managing Partner, Industry Groups and Relationship and Account Management. Mr. Johnson also served as a member of the board of directors of BDO USA, LLP from 2012 to 2018, where he held various roles, including as chair of the Firm’s Partner Matters Committee, a member of the Firm’s Compliance and Ethics Committee, and as the board representative for the Firm’s Women’s Initiative. Prior to joining BDO USA, LLP, Mr. Johnson was a senior manager at the accounting firm KPMG LLP. Mr. Johnson holds a Bachelor of Science degree in Accounting from the University of Southern California and a Master of Business Administration from California State

University-Fullerton. We believe Mr. Johnson is well-qualified to serve as a member of our board of directors because of his extensive accounting and executive leadership experience.
Grant Ries has served as a member of our board of directors since 2021. Since 2018, Mr. Ries has acted as the Executive Vice President of Emerging Markets at LiveRamp, where he has been leading the expansion of LiveRamp’s presence into new business sectors. From 2016 to 2017, Mr. Ries served as the Chief Business Officer for Convoy. Mr. Ries was also a co-founder and board member of BlueKai, which was acquired by Oracle in 2014. Mr. Ries holds a Bachelor of Arts degree majoring in Psychology from the University of Washington and a Master’s degree in Health Care from the University of Washington. We believe Mr. Ries is well-qualified to serve as a member of our board of directors because of his experience providing advisory, operating and recruiting support to various companies in the technology sector.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition and Election of Directors
Our board of directors is currently composed of four members. Our board of directors has determined that, of our four directors,                 ,                 and                 do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” for board service as that term is defined under the rules of                 . There are no family relationships among any of our directors or executive officers.
Classified Board of Directors
In accordance with our Post-IPO Certificate of Incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:
The Class I directors will be                 and                 , and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be                 and                 , and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be                 and                 , and their terms will expire at our third annual meeting of stockholders following this offering.
Our Post-IPO Certificate of Incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions—Post-IPO Certificate of Incorporation and Post-IPO Bylaws” for a discussion of these and other anti-takeover provisions found in our Post-IPO Certificate of Incorporation and Post-IPO Bylaws, which will become effective upon the closing of this offering.
Our directors were elected to and currently serve on the board pursuant to a voting agreement among us and several of our largest stockholders. See “Certain Relationships and Related Party Transactions—Voting Agreement.” This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.
Director Independence
We intend to apply to have our common stock listed on the                 . Under the rules of                 , the board of directors must be composed of at least a majority of directors who qualify as independent

within one year following the listing date of the company’s securities. Under the rules of the           , a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that such person does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
In connection with this offering, our board of directors has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of           ,           and           , representing                 of our four directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” for board service as that term is defined under the rules of the                 . In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock and/or convertible preferred stock by certain non-employee directors and the relationships of certain non-employee directors with certain of our significant stockholders.
Board Committees
Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, the compensation committee and the nominating and corporate governance committee charters will be available on the investors section of our corporate website at www.mountain.com upon the closing of this offering. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider such information to be part of this prospectus.
Audit Committee
Our audit committee will oversee our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:
•
appointing, compensating, retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

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discussing with our independent auditor any audit problems or difficulties and management’s response;

•
pre-approving all audit and non-audit services provided to us by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the committee or exempt from such requirement under SEC rules);

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reviewing and discussing our annual and quarterly financial statements with management and our independent auditor;

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discussing and overseeing our policies with respect to risk assessment and risk management; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our team members of concerns regarding questionable accounting or auditing matters.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                 ,                 and                 , with                 serving as chair. Our board of directors has determined that all members of our audit committee are financially literate under the applicable rules and regulations of the SEC and the                 . Our board of directors has affirmatively determined that                 ,                 and                 satisfies the heightened independence requirements under Rule 10A-3 of the Exchange Act specific to audit committee members and meets the other requirements of                 for service on an audit committee. In addition, our board of directors has determined that                 ,         and                 will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K and have the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the                 .
Compensation Committee
Our compensation committee will oversee our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

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reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

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reviewing and making recommendations to our board of directors regarding director compensation;

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reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•
appointing and overseeing any compensation consultants.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                 ,                 and                 , with                 serving as chair. Our board of directors has affirmatively determined that                 ,                 and                 qualify as independent under the applicable                 rules specific for compensation committee members and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:
•
identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

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recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

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overseeing the annual self-evaluations of our board of directors and management; and

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developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                 ,                 and                 , with                 serving as chair. Our board of directors has affirmatively determined that                 ,                 and                 qualify as independent under applicable                 rules.

Board Leadership Structure
Our board of directors is currently chaired by our chief executive officer, Mr. Douglas. Our corporate governance guidelines, which will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part, provide that, if the chairperson of our board of directors is a member of management or does not otherwise qualify as independent, the independent members of our board of directors may elect among themselves a lead independent director.                 currently serves as our lead independent director. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors on the one hand and the chief executive officer and chairman of our board of directors on the other. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions with committee members and regular reports from management about such risks, as well as the actions taken by management to adequately address those risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Business Conduct and Ethics
Our board of directors has adopted a written Code of Business Conduct and Ethics that applies to our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and team members, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the Code of Business Conduct and Ethics will be posted on the investor section of our corporate website www.mountain.com upon the closing of this offering. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider such information to be part of this prospectus. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website rather than by filing a Current Report on Form 8-K.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an executive officer or one of our other team members. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION
The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.
Our NEOs for the year ended December 31, 2021 were as follows:
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Mark Douglas, our President and Chief Executive Officer;

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Patrick Pohlen, our Chief Financial Officer; and

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Christopher Innes, our Chief Operating Officer.

2021 Summary Compensation Table
The following table sets forth total compensation paid to our NEOs for the year ended December 31, 2021.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Mark Douglas	2021	468,375	46,762,598	167,476	6,395,861	53,794,310
President and Chief Executive Officer
Patrick Pohlen	2021	302,891	4,080,246	165,209	—	4,548,346
Chief Financial Officer
Christopher Innes	2021	445,250	2,689,995	126,625	2,597,950	5,859,820
Chief Operating Officer

(1)
Amounts shown represent the grant date fair value of option awards granted during the year ended December 31, 2021 as calculated in accordance with ASC Topic 718. See note 14 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

(2)
Amounts paid under our cash-based performance bonus program for 2021.

(3)
$6,384,861 of the amount reported for Mr. Douglas represents the excess of the $22.9653 per share price our stockholders paid Mr. Douglas to purchase shares of our common stock and the $14.34 per share fair market value of our common stock as of the date of purchase. $2,587,950 of the amount reported for Mr. Innes represents the excess of the $22.9653 per share price we paid Mr. Innes in exchange for cancelling his option to purchase 300,000 shares of common stock over the $14.34 per share fair market value of our common stock as of the date of cancellation. $11,000 of the amount reported for Mr. Douglas and $10,000 of the amount reported for Mr. Innes constitutes a vacation allowance.

Narrative to Summary Compensation Table
2021 Base Salaries
Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
In February 2021, the annual base salary of Messrs. Douglas and Innes was set at $475,000 and $450,000, respectively.
In connection with Mr. Pohlen’s commencement of employment in April 2021, his annual base salary was set at $410,000. Following our acquisition of Maximum Effort in August 2021, Mr. Pohlen’s annual base salary was increased to $450,000, and will increase on January 1, 2022 to $475,000. In August 2021, our board of directors also provided that Mr. Pohlen’s minimum cash compensation, comprised of annual base salary and performance-based cash bonus, for each of 2021 and 2022 will be $700,000, pro-rated for 2021.
In February 2022, the annual base salaries of Messrs. Douglas and Innes to was increased to $600,000 and $500,000, respectively.
Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.
2021 Annual Bonuses
We maintain an annual performance-based cash bonus program in which each of our NEOs participated in 2021. Under our annual performance-based cash bonus program, bonuses may be earned based on the achievement of certain performance goals.
Under our performance-based cash bonus program, Mr. Douglas’ annual target bonus opportunity was $150,000 for 2021, and Mr. Innes’ annual target bonus opportunity was established at $110,000 for 2021, but increased to $150,000 effective July 1, 2021 for a total annual target bonus opportunity of $130,000.
In connection with Mr. Pohlen’s commencement of employment in April 2021, his annual target bonus opportunity was established at $205,000. Following our acquisition of Maximum Effort in August 2021, Mr. Pohlen’s annual target bonus opportunity was increased to $250,000 for a total annual target bonus opportunity of $160,247, as pro-rated for his partial year of service. As noted above under the section titled “2021 Base Salaries”, in August 2021, our board of directors also provided that Mr. Pohlen’s minimum cash compensation, comprised of annual base salary and performance-based cash bonus, for each of 2021 and 2022 will be $700,000, pro-rated for 2021.
The actual bonuses paid to our named executive officers for 2021 are set forth in the Summary Compensation Table above in the ‘‘Bonus’’ and “Non-Equity Incentive Plan Compensation” columns. The target bonus opportunities for Messrs. Douglas, Pohlen and Innes for 2022 are $700,000, $750,000 and $725,000, respectively.
Equity-Based Compensation
We have granted stock options to our NEOs to attract and retain them, as well as to align their interests with the interests of our stockholders. Our stock options generally vest over four years subject to continued service to the company.
In connection with his commencement of employment in May 2021, we granted Mr. Pohlen an option to purchase 1,043,376 shares of our common stock with an exercise price of $1.95 per share. The option vests as to 1/8th of the shares underlying the option on the six-month anniversary of Mr. Pohlen’s commencement of employment with us and as to 1/48th of the shares underlying the option on each monthly anniversary of his employment commencement date thereafter such that the option will be fully vested on the fourth anniversary of his commencement of employment with us. The option granted to Mr. Pohlen permits exercise prior to vesting, provided, that any unvested shares are subject to repurchase by us at the original exercise price in the event of certain terminations of his employment. As described in more detail below under “employment arrangements”, in the event of certain terminations of Mr. Pohlen’s employment with us, the vesting of the option will be accelerated. In August 2021, our board of directors increased the exercise price of Mr. Pohlen’s option to $3.79 per share. In September 2021, Mr. Pohlen exercised the option in full using a promissory note. In           , 2022, the promissory note was repaid in full.
In August 2021, we granted Messrs. Douglas, Pohlen and Innes service-based options to purchase 4,724,164 shares of our common stock, 531,345 shares of our common stock and 1,277,332 shares of our common stock, respectively, with an exercise price per share of $3.79 and a vesting commencement date of June 23, 2021. Mr. Pohlen’s option vests as to 1/8th of the shares underlying the option on the six-month anniversary of the vesting commencement date and as to 1/48th of the initial number of shares underlying the option on each monthly anniversary of the vesting commencement date thereafter such that the option will be fully vested on the fourth anniversary of the vesting commencement date. Messrs. Douglas’ and Innes’ options vest as to 1/48th of the initial number of shares underlying the option on each monthly anniversary of the vesting commencement date, such that the options will be fully vested on the fourth anniversary of the vesting commencement date. The option granted to Mr. Pohlen and the portion of Mr. Innes’ option that vests in the first year may be exercised prior to vesting, provided, that any unvested shares are subject to repurchase by us at the original exercise price in the event of certain terminations of employment. As described in more detail below under “employment arrangements”, in the event of certain terminations of our NEO’s employment with us, the vesting of the option will be accelerated. In September 2021, Mr. Pohlen exercised his option in full and Mr. Innes exercised his option to purchase 319,333 shares, in each case, using a promissory note. In           , 2022, each promissory note was repaid in full.
Also, in August 2021, we granted Mr. Douglas a performance-based option to purchase 7,086,246 shares of our common stock with an exercise price of $3.79 per share. The option vests in seven tranches, which, following the completion of this offering, are based on Mr. Douglas’ continued service as our Chief Executive Officer through the achievement of certain market capitalization goals. In the event of a change in control of our company, the option will vest based on the amount paid by the buyer in the change in control. In the event Mr. Douglas’ employment as our Chief Executive Officer is terminated by us without cause or by Mr. Douglas for good reason, then, subject to his provision of a release of claims, the option will remain eligible to vest for 12 months following such termination of employment.
In connection with this offering, we intend to adopt a 2022 Incentive Award Plan, referred to below as the 2022 Plan, in order to facilitate the grant of cash and equity incentives to directors, team members (including our NEOs) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2022 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2022 Plan, please see the section titled “Equity Compensation Plans” below.
Other Elements of Compensation
Retirement Savings and Health and Welfare Benefits
We currently maintain a 401(k) retirement savings plan for our team members, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time team members. The Internal Revenue Code allows eligible team members to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our team members, including our NEOs, in accordance with our compensation policies.
All of our full-time team members, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.
Perquisites and Other Personal Benefits
We provide perquisites and other personal benefits to our NEOs when we believe it is necessary to attract or retain the NEO.
In November 2021, certain of our stockholders purchased an aggregate of 740,248 shares of our common stock from Mr. Douglas at a purchase price of $22.9653 per share, the per share price paid for our Series D Preferred Stock, at a time when our board of directors had determined that the fair market value of our common stock was $14.34 per share.
Also in November 2021, we paid Mr. Innes $6,814,590 in exchange for the cancellation of an option to purchase 300,000 shares that had an exercise price per share equal to $0.25. The amount paid represented the difference between, $22.9653, the per share price paid for our Series D Preferred Stock, and the exercise price.
Outstanding Equity Awards as of December 31, 2021
The following table lists all outstanding equity awards held by our NEOs as of December 31, 2021.

		Option Awards					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Mark Douglas	8/25/2021(2)	393,680	4,330,484	7,086,246(3)	3.79	8/25/2031
Patrick Pohlen	4/19/2021(4)						869,480	11,624,948
	6/23/2021(4)						464,927	6,216,074
	6/23/2021(5)	99,263			14.34	12/16/2031
Christopher Innes	1/1/2019(6)	609,381	13,285		1.59	7/26/2029
	3/1/2021(7)		2,000		1.69	3/15/2031
	6/23/2021(8)						159,667	2,134,748
	6/23/2022(9)		957,999		3.79	8/25/2031

(1)
Amounts are calculated by multiplying the number of shares shown in the table by $17.16 per share of common stock underlying the restricted stock units or per share of restricted stock, which constitutes the fair market value per share as of December 31, 2021, as determined by the board of directors and, in the case of restricted stock, is net of the repurchase price applicable in the event of a termination of employment.

(2)
Option vests and becomes exercisable as to 1/48th of the shares underlying the option on each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through the applicable vesting date.

(3)
Performance-based option that vests upon the attainment of certain closing trading prices of our common stock.

(4)
Restricted shares of common stock acquired upon exercise of option prior to vesting. The restricted stock vests in equal monthly installments through the fourth anniversary of the vesting commencement date. Any unvested shares are subject to repurchase at the original exercise price of $3.79 per share upon certain terminations of employment.

(5)
Option is immediately exercisable and vests as to 1/48th of the shares underlying the option each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through the applicable vesting date. In the event the option is exercised prior to vesting, unvested shares of common stock are repurchasable by us for the original exercise price upon any termination of service to us.

(6)
Option fully vested on January 1, 2022.

(7)
Option fully vested on March 1, 2022.

(8)
Restricted shares of common stock acquired upon exercise of option prior to vesting. The restricted stock vests in equal monthly installments through the first anniversary of the vesting commencement date. Any unvested shares are subject to repurchase at the original exercise price of $3.79 per share upon certain terminations of employment.

(9)
Option vests and becomes exercisable as to 1/36th of the shares underlying the option on each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to the company through the applicable vesting date.

Executive Compensation Arrangements
We are party to offer letters with each of our NEOs, other than Mr. Douglas. Each offer letter provides for the initial base salary, target bonus opportunity and stock option grant. In addition, the offer letter with Mr. Pohlen, as amended and restated in August 2021, provides for an option grant to be made upon the consummation of this offering and severance benefits payable in connection with certain terminations of Mr. Pohlen’s employment with us.
Under Mr. Pohlen’s amended and restated offer letter with us, we have agreed to grant Mr. Pohlen an option to purchase shares of our common stock constituting 2% of our fully diluted capitalization on the earliest to occur of the nine-month anniversary of his commencement of employment with us, the date the initial public offering of our common stock is consummated or the consummation of a de-SPAC transaction. The option will have an exercise price equal to the fair market value of a share of our common stock as of the date of grant and will vest on the same schedule applicable to Mr. Pohlen’s initial stock option grant. In the event Mr. Pohlen’s employment with us is terminated by us without cause or by Mr. Pohlen for good reason within 12 months following a change in control, then the vesting of each option held by Mr. Pohlen, along with any other equity award, will vest as to 100% of the then-unvested shares, subject to Mr. Pohlen providing us a general release of claims. Mr. Pohlen’s offer letter also provides that in the event we enter into an offer letter, employment agreement or other agreement that provides a team member with more favorable severance or vesting acceleration terms, Mr. Pohlen will also be provided such more favorable severance or vesting acceleration terms.
In connection with the offering, we expect to enter into new employment agreements with each of our NEOs.
Equity Compensation Plans
The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our existing equity plans, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key team members.
2022 Incentive Award Plan
We intend to adopt the 2022 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2022 Plan is to attract, retain and motivate selected team members, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2022 Plan, as it is currently contemplated, are summarized below.
Share Reserve.   Under the 2022 Plan,           shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2022 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2009 Plan, as amended, or 2021 Plan, in each case referred to as Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (A) 5% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than           shares of stock may be issued upon the exercise of incentive stock options.
The following counting provisions will be in effect for the share reserve under the 2022 Plan:
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to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2022 Plan;

•
to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2022 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2022 Plan;

•
to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2022 Plan;

•
to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2022 Plan;

•
the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2022 Plan; and

•
to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2022 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $      .

Administration.   The compensation committee of our board of directors is expected to administer the 2022 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2022 Plan provides that the board or compensation committee may delegate its authority to grant awards to team members other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.
Subject to the terms and conditions of the 2022 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2022 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2022 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2022 Plan. The full board of directors will administer the 2022 Plan with respect to awards to non-employee directors.
Eligibility.   Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2022 Plan may be granted to individuals who are then our officers, team members or consultants or are the officers, team members or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only team members of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.
Awards.   The 2022 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
•
Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•
Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to team members, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2022 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•
Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•
Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•
Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2022 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2022 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•
Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•
Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Change in Control.   In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2022 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2022 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.
Adjustments of Awards.   In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2022 Plan or any awards under the 2022 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2022 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2022 Plan.
Amendment and Termination.   The administrator may terminate, amend or modify the 2022 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date (but no lower than the then-current fair market value on the amendment date) and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.
No incentive stock options may be granted pursuant to the 2022 Plan after the tenth anniversary of the effective date of the 2022 Plan, and no additional annual share increases to the 2022 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2022 Plan will remain in force according to the terms of the 2022 Plan and the applicable award agreement.
2021 Equity Incentive Plan
We currently maintain the 2021 Plan, as amended, which became effective on May 25, 2021 upon its adoption by our board of directors and approval of our stockholders. Following this offering and in connection with the effectiveness of our 2022 Plan, the 2021 Plan will terminate and no further awards will be granted under the 2021 Plan. However, all outstanding awards will continue to be governed by their existing terms.
Administration.   Our board of directors, the compensation committee or another committee thereof appointed by our board of directors, has the authority to administer the 2021 Plan and the awards granted under it. The administrator has the authority to select the service providers to whom awards will be granted under the 2021 Plan, the number of shares to be subject to those awards under the 2021 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2021 Plan and to adopt rules for the relating to the 2021 Plan, and exercise such other powers that it deems necessary and desirable to promote the bests interests of the company and that are consistent with the terms of the 2021 Plan.
Share Reserve.   We have reserved an aggregate of 23,462,808 shares of our common stock for issuance under the 2021 Plan. As of December 31, 2021, options to purchase a total of 14,919,347 shares of our common stock were outstanding, 4,312,135 shares of restricted stock were outstanding and 3,913,983 shares remained available for future grants.
Awards.   The 2021 Plan provides that the administrator may grant options, including ISOs and NSOs, restricted stock units, restricted stock and other stock-based awards units to team members, consultants and directors; provided that only team members may be granted ISOs.
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Stock Options.   The 2021 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to team members. NSOs may be granted to team members, directors or consultants. The exercise price of ISOs granted to team members who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other team members may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to team members, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant.

•
Restricted Stock.   The 2021 Plan provides for the grant of restricted stock or the right to purchase restricted stock, each of which may be subject to our right to repurchase or a risk of forfeiture in respect of all or part of such shares at their issue price or other stated or formula price (or our right to require forfeiture of such shares if issued at no cost) in the event that the condition specified in the applicable Restricted Stock Agreement are not satisfied prior to the end of the applicable restriction period or periods established for such awards. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of stock options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, subject to the terms of the 2021 Plan.

•
Restricted Stock Units.   The 2021 Plan provides for the grant of restricted stock units. Each restricted stock unit represents the unfunded, unsecured right to receive a share of our common stock or an amount of cash or other consideration equal to the fair market value of a share of our common stock. The terms of each award of restricted stock units are set forth in a restricted stock unit agreement.
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Other Stock Based Awards.   The 2021 Plan provides for the grant of other stock-based awards; however, no such awards have been granted and it is not expected that any such awards will be granted prior to the Offering.

Adjustments of Awards.   In the event of any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of substantially all of our assets, or exchange of shares or other similar corporate transaction or event, the administrator may, or in the case of an equity restructuring (such as a stock split, stock dividend, spin-off or recapitalization), will make adjustments to the number and class of shares available for issuance under the 2021 Plan and the number, class and price of shares subject to, and modify the terms and conditions of, outstanding awards, in order to prevent dilution or enlargement of benefits. In the event of an equity restructuring of the company, the number, class and price of shares subject to outstanding options and stock purchase rights, and the number and class of shares available for issuance under the 2021 Plan will be proportionately adjusted by the administrator.
Transferability.   Except as otherwise provided by our board of directors or as set forth in an applicable award agreement, awards granted under the 2021 Plan may not be transferred except by will or the laws of descent and distribution.
Change in Control.   In the event of a change in control, our board of directors may (i) cause any outstanding awards to terminate in exchange for cash or other property with a value equal to the amount that could have been obtained upon settlement of the vested portion of such award, (ii) provide for full accelerated vesting of outstanding awards, (iii) to provide that outstanding awards will be assumed, substituted or replaced, (iv) make adjustments to the number and type of shares underlying outstanding awards or the terms and conditions of such awards, (v) replace outstanding awards with other rights or property or (vi) provide that outstanding awards will be terminated and may not vest or become payable following the consummation of such change in control; provided however, that if a change in control occurs and awards are not continued, converted, assumed or replaced with a substantially similar awards, and further provided that the participant is still a service provider of the company, then immediately prior to the change in control such awards shall become fully vested, exercisable and/or payable.
Amendment and Termination.   Our board of directors may amend or terminate the 2021 Plan or any portion thereof at any time. However, no amendment may materially and adversely affect any outstanding award, and any action by our board of directors to increase the number of shares subject to the plan or extend the term of the plan is subject to the approval of our stockholders. Additionally, an amendment of the plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Following this offering and in connection with the effectiveness of our 2021 Plan, the 2021 Plan will terminate and no further awards will be granted under the 2021 Plan.
2009 Equity Incentive Plan
We currently maintain the 2009 Plan, as amended, which became effective on April 30, 2009 upon its adoption by our board of directors and approval by our stockholders. In connection with the effectiveness of our 2021 Plan, the 2009 Plan terminated and no further awards will be granted under the 2009 Plan. However, all outstanding awards continue to be governed by their existing terms.
Administration.   Our board of directors, the compensation committee or another committee thereof appointed by our board of directors, has the authority to administer the 2009 Plan and the awards granted under it. The administrator has the authority to select the service providers to whom awards will be granted under the 2009 Plan, the number of shares to be subject to those awards under the 2009 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2009 Plan and to adopt rules for the relating to the 2009 Plan, and exercise such other powers that it deems necessary and desirable to promote the bests interests of the company and that are consistent with the terms of the 2009 Plan.

Share Reserve.   We have reserved an aggregate of 2,904,771 shares of our common stock for issuance under the 2009 Plan. As of December 31, 2021, options to purchase a total of 2,904,771 shares of our common stock were outstanding and no shares remained available for future grants.
Awards.   The 2009 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, and stock purchase rights to team members, consultants and directors; provided that only team members may be granted ISOs.
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Stock Options.   The 2009 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to team members. NSOs may be granted to team members, directors or consultants. The exercise price of ISOs granted to team members who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other team members may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to team members, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant.

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Stock Purchase Rights.   The 2009 Plan provides for the grant of stock purchase rights. Each stock purchase right that is accepted will be governed by a restricted stock purchase agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock acquired upon exercise of a stock purchase right may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of stock options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Adjustments of Awards.   In the event of any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of substantially all of our assets, or exchange of shares or other similar corporate transaction or event, other than with respect to an equity restructuring (such as a stock split, stock dividend, spin-off or recapitalization), the administrator will make adjustments to the number and class of shares available for issuance under the 2009 Plan and the number, class and price of shares subject to outstanding awards, in order to prevent dilution or enlargement of benefits. In the event of an equity restructuring of the company, the number, class and price of shares subject to outstanding options and stock purchase rights, and the number and class of shares available for issuance under the 2009 Plan will be proportionately adjusted by the administrator.
Change in Control.   In the event of a change in control, any outstanding awards may be assumed or substituted and where the acquirer does not assume or replace such awards, prior to the consummation of such transaction, such outstanding awards will accelerate in full. Otherwise, in the event of a merger or change in control, the administrator has broad discretion to determine the treatment of each outstanding award, including providing for awards to terminate or accelerate in full immediately prior to the change in control or for awards to terminate in exchange for cash or other property.
Amendment and Termination.   Our board of directors may amend or terminate the 2009 Plan or any portion thereof at any time. However, no amendment may impair the rights of a holder of an outstanding award without the holder’s consent, and any action by our board of directors to increase the number of shares subject to the plan or extend the term of the plan is subject to the approval of our stockholders. Additionally, an amendment of the plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. In connection with the effectiveness of our 2021 Plan, the 2009 Plan terminated and no further awards will be granted under the 2009 Plan.
2022 Employee Stock Purchase Plan
We intend to adopt and ask our stockholders to approve the 2022 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible team members to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration.   Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or team members to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.
Share Reserve.   The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)           shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (i)    % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than           shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility.   Team members eligible to participate in the ESPP for a given offering period generally include team members who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our team members (and, if applicable, any team members of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.
Participation.   Team members will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of    % of their compensation or $      . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than                 shares in each offering period and may not subscribe for more than $      in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.
Offering.   Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.
The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale.   In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.
Amendment and Termination.   Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Director Compensation Table for the Year Ended December 31, 2021
The following table sets forth information regarding the compensation of our non-employee directors for the year ended December 31, 2021.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joe B. Johnson(2)			1,623,577				1,623,577
Grant Ries(3)			848,638				848,638

(1)
Amounts shown represent the grant date fair value of stock awards and option awards granted during the year ended December 31, 2021 as calculated in accordance with ASC Topic 718. See note 12 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2021 by each non-employee director who was serving as of December 31, 2021.
Name	Shares Underlying Options Outstanding at Fiscal Year End
Joe B. Johnson	196,850
Grant Ries	393,700

(2)
Mr. Johnson joined our board of directors in November 2021.

(3)
Mr. Ries joined our board of directors in September 2021.

Narrative Disclosure to Director Compensation Table
Historically, we have not had a formalized non-employee director compensation program; however, we have granted each of our non-employee directors who are not associated with one of our investors an option to purchase shares of our common stock in connection with their commencement of service with us. Accordingly, during 2021, Mr. Johnson and Mr. Ries were granted an option to purchase 196,850 and 393,700 shares of our common stock, respectively, in connection with joining our board of directors. Mr. Johnson’s option has an exercise price per share equal to $14.34 and Mr. Ries’ option has an exercise price per share equal to $3.79, which, in each case, was equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Each option vests as to 1/48th of the total number of shares underlying the option on each monthly anniversary of the date the director commenced service with us, subject to continued service. In the event of a change in control, the vesting of each option fully accelerates.
In connection with this offering, we intend to adopt a new non-employee director compensation program that will provide for annual retainers for board and committee service and the automatic grant of initial and annual equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2019 and each currently proposed transaction, in which:
•
we have been or are to be a participant;

•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.
Executive Officer Promissory Notes
We have entered into secured promissory notes with certain of our executive officers, collateralized by the stock purchased through exercise of their employee stock options.
The following table summarizes each such promissory note entered into since January 1, 2019 having a principal amount in excess of $120,000, including the date it was issued; its principal amount; the aggregate principal amount of indebtedness outstanding thereunder as of December 31, 2021; principal and interest payments made on such indebtedness during the years ended December 31, 2021, 2020 and 2019; and the applicable interest rate. Each promissory note currently outstanding is secured by a lien on certain shares of common stock purchased by the applicable executive officer. All outstanding promissory notes shown in the table below will be repaid in full prior to the first public filing of the registration statement of which this prospectus forms a part.
	Issue Date	Principal Amount(1)	Principal Amount Outstanding as of December 31, 2021	Principal Payments	Interest Payments	Interest Rate (per annum)
Executive Officers
Patrick Pohlen	September 9, 2021	$5.97 million	$5.97 million	(2)	(2)	1.00%
Christopher Innes	September 9, 2021	$1.21 million	$1.21 million	(2)	(2)	0.86%

(1)
Also represents the largest principal amount of indebtedness outstanding after the applicable issue date.

(2)
No principal or interest payments were made during the year ended December 31, 2021.

Series C and Series D Preferred Stock Financings
In September 2015 and November 2021, we issued and sold an aggregate of 9,827,567 shares of our Series C Preferred Stock at a purchase price of $2.9431 per share, for an aggregate purchase price of $28,923,520.58, including cancellation of indebtedness. Each share of Series C Preferred Stock will automatically convert into one share of our common stock immediately upon the closing of this offering.
In November 2021, we issued and sold an aggregate of 5,170,396 shares of our Series D Preferred Stock at a purchase price of $22.9653 per share, for an aggregate purchase price of $118,739,695.39. Each share of Series D Preferred Stock will automatically convert into one share of our common stock immediately upon the closing of this offering.
The following table summarizes the participation in the foregoing transactions by our directors, executive officers, and holders of more than 5% of our capital stock:

Related Party	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Aggregate Purchase Price
Baroda Ventures LLC(1)	74,398	—	$218,962.23
Entities affiliated with Mercato Partners(2)	5,747,653	380,562	$25,655,640.62
Entities affiliated with Rincon Venture Partners(3)	111,597	—	$328,443.34
Greycroft Partners II, L.P.	464,990	—	$1,368,513.89

(1)
Peter Lee was, at the time of the Series C and Series D preferred stock financings, a member of our board of directors and is a managing partner at Baroda Ventures LLC.

(2)
Includes shares of preferred stock purchased by Mercato Partners Growth AI III, L.P., Mercato Partners Growth III, L.P. and Fund 00103 a series of Assure Labs GB 2021, LLC. Joe Kaiser was, at the time of the Series C and Series D preferred stock financings, a member of our board of directors and is a director at Mercato Partners.

(3)
Includes shares of preferred stock purchased by Rincon Venture Partners II QP, L.P., Rincon Venture Partners II, L.P., and Rincon Venture Partners, L.P. Jim Andelman was, at the time of the Series C and Series D preferred stock financings, a member of our board of directors and is a managing partner at Rincon Venture Partners.

Investors’ Rights Agreement
We are party to an Amended and Restated Investors’ Rights Agreement, or the A&R IRA, dated November 5, 2021, with certain holders of our capital stock, including Baroda Ventures LLC, Greycroft Partners II, L.P., Qualcomm Incorporated, and entities affiliated with Mark Douglas, Mercato Partners, Rincon Venture Partners and MEM Newco Holdings, LLC, all of which are beneficial holders of more than 5% of our capital stock or are entities with which certain of our directors are affiliated. Mark Douglas, our Chief Executive Officer and Chairman, is also party to the A&R IRA. Under the A&R IRA, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Upon consummation of this offering, the A&R IRA will terminate, except with respect to these registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding the registration rights granted under the A&R IRA.
Right of First Refusal and Co-Sale Agreement
We are party to an Amended and Restated First Refusal and Co-Sale Agreement, or the ROFR Agreement, dated November 5, 2021, with certain holders of our capital stock, including Baroda Ventures LLC, Greycroft Partners II, L.P., Qualcomm Incorporated, and entities affiliated with Mark Douglas, Mercato Partners and Rincon Venture Partners, all of which are beneficial holders of more than 5% of our capital stock or are entities with which our directors are affiliated. Mark Douglas, our Chief Executive Officer and Chairman, is also party to the ROFR Agreement. Under the ROFR Agreement, certain holders of our capital stock and we have a right to purchase shares of our capital stock that our stockholders propose to sell to other parties. See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock. Upon consummation of this offering, the ROFR Agreement will terminate, and we will not have the right to purchase shares of our capital stock that our stockholders propose to sell to other parties.
Voting Agreement
We are party to an Amended and Restated Voting Agreement, or the Voting Agreement, dated November 5, 2021, under which certain holders of our capital stock, including Baroda Ventures LLC, Greycroft Partners II, L.P., Qualcomm Incorporated, and entities affiliated with Mark Douglas, Mercato Partners, Rincon Venture Partners and MEM Newco Holdings, LLC, all of which are beneficial holders of more than 5% of our capital stock or are entities with which our directors are affiliated, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Mark Douglas, our Chief Executive Officer and Chairman, is also party to the Voting Agreement. Upon consummation of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Policies and Procedures for Related Person Transactions
Prior to the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock, as of           , 2021 and as adjusted to reflect ours and the selling stockholders’ sale of common stock in this offering, by:
•
each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•
each of our named executive officers;

•
each of our directors;

•
all of our executive officers and directors as a group; and

•
each of the selling stockholders.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.
Percentage ownership of our common stock before this offering is based on                  shares of our common stock outstanding as of            , after giving effect to the Preferred Stock Conversion. Percentage ownership of our common stock after this offering is based on                  shares of our common stock outstanding as of            , after giving effect to the Preferred Stock Conversion as described above and our issuance of                  shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of           are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. See “Underwriters.” Unless noted otherwise, the address of all listed stockholders is 3644 Eastham Drive, Culver City, California 90232.
	Shares beneficially owned prior to this offering		Shares offered		Percentage of common stock beneficially owned after this offering
	Number	%	Number (with no option)	Number (with option)	Number (with no option)	% (with no option)	Number (with option)	% (with option)
Name of beneficial owner 5% stockholders:

Named executive officers and directors:
Mark Douglas
Patrick Pohlen
Christopher Innes
Joe B. Johnson
Grant Ries
All executive officers and directors as a group ( individuals)

*
Less than 1%.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our Post-IPO Certificate of Incorporation and Post-IPO Bylaws are summaries and are qualified by reference to the Post-IPO Certificate of Incorporation and the Post-IPO Bylaws that will be in effect upon the consummation of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the consummation of this offering.
General
Upon the consummation of this offering, our authorized capital stock will consist of                 shares, all with a par value of                 per share, of which:
•
shares are designated as common stock; and

•
shares are designated as preferred stock.

Common Stock
As of December 31, 2021, after giving effect to the Preferred Stock Conversion, we had outstanding                 shares of common stock held of record by                 stockholders.
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
As of December 31, 2021, after giving effect to the Preferred Stock Conversion, we had no outstanding shares of preferred stock.
Under the terms of our Post-IPO Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants
As of December 31, 2021, we had warrants to purchase an aggregate of up to 534,388 shares of our common stock outstanding, having an exercise price of $0.01 per share. Upon the closing of this offering, these warrants may remain outstanding.
Options
As of December 31, 2021, options to purchase 17,824,118 shares of our common stock were outstanding under our Existing Plans, of which 2,811,411 options were vested as of that date (not including restricted stock awards).
Registration Rights
The Amended and Restated Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) shares of our common stock issuable or issued upon the conversion of the shares of Preferred Stock held by the investors party thereto, (ii) shares of our common stock issued as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) as dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in clause (i) and (iii) shares of our common stock held by certain key holders. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Amended and Restated Investors’ Rights Agreement, we will generally be required to pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will be required to pay all underwriting discounts and commissions relating to the sale of their shares, stock transfer taxes and other fees of counsel to the selling shareholders. The Amended and Restated Investors’ Rights Agreement also includes customary covenants, indemnification provisions and procedural terms.
Following the closing of this offering, holders of                  shares of our common stock (including shares issuable upon the Preferred Stock Conversion) will be entitled to such registration rights pursuant the Amended and Restated Investors’ Rights Agreement. These registration rights will terminate upon the earliest of (i) the date that is five years after the effective date of this offering, (ii) the completion of certain liquidation events, or (iii) as to a given holder of registration rights, when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act, or holds one percent or less of our common stock and all registrable securities held by such holder can be sold during a 90-day period without registration.
Demand Registration Rights
At any time after the earlier of (x) five years after the date of the Amended and Restated Investors’ Rights Agreement and (y) six months following the effective date of the registration statement filed in connection with the initial public offering, the holders of at least 40% of the registrable securities then outstanding may request that we file a registration statement with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $5 million. Generally, we are only obligated to effect up to two such registrations.
Once we are eligible to use a registration statement on Form S-3, the holders of registrable securities then outstanding may request that we file a registration statement on Form S-3 with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $2 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we generally will not be required to effect a registration on Form S-3 if we have effected two or more such registrations within the twelve-month period preceding the date of the request.
The demand registration rights described above are subject to certain customary conditions and limitations, including, if the holders requesting registration intend to distribute their securities by means of an underwritten offering, the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect any such demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with the public offering of such securities, the holders of registrable securities party to the Amended and Restated Investors’ Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include all or a portion of their registrable securities in such registration, subject to certain marketing and other limitations. These “piggyback” registration rights do not apply to certain excluded registrations, including (i) registrations relating to a demand registration right described above, (ii) registrations on a registration statement relating solely to the sale of securities of participants in a Company stock plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (v) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. As a result, whenever we propose to file a registration statement under the Securities Act, other than in connection with one of the foregoing excluded registrations, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-Takeover Provisions
Certain provisions of Delaware law, our Post-IPO Certificate of Incorporation and our Post-IPO Bylaws may have the effect of delaying, deferring, discouraging or preventing another person from acquiring control of us. As discussed below, these provisions are intended to discourage coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. These provisions may also have the effect of inhibiting fluctuations in the market price of our common stock that may result from actual or rumored takeover attempts, and could make it more difficult to accomplish or deter transactions that stockholders may otherwise consider to be in their or our best interest, including transactions that provide for payment of a premium over the market price of our common stock. We believe, however, that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Post-IPO Certificate of Incorporation and Post-IPO Bylaws
Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Undesignated Preferred Stock
Our board of directors will have the authority, without action by our stockholders, to issue up to            shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Elimination of Stockholder Action by Written Consent; Special Meetings of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our Post-IPO Certificate of Incorporation will provide that all stockholder actions must be effected at a duly called annual or special meeting of stockholders and not by written consent in lieu of a meeting. In addition, our Post-IPO Bylaws will provide that a special meeting of stockholders may be called only by the chair of our board of directors, our chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Post-IPO Bylaws will establish advance notice procedures for stockholders seeking to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders. Our Post-IPO Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Classified Board
Our Post-IPO Certificate of Incorporation will provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms. Our Post-IPO Certificate of Incorporation will further provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it will generally make it more difficult for stockholders to replace a majority of the members of our board of directors.
Board of Directors Vacancies
Subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will authorize our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholders Not Entitled to Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Post-IPO Certificate of Incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they choose, subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future.
Choice of Forum
Our Post-IPO Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, team members or other agents to us or to our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Post-IPO Certificate of Incorporation or Post-IPO Bylaws (as either may be amended and/or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (4) any action asserting a claim governed by the internal affairs doctrine. Under our Post-IPO Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Post-IPO Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Our Post-IPO Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and it is possible that a court of law could rule that the choice of forum provision contained in our Post-IPO Certificate of Incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.
Amendment of Charter and Bylaw Provisions
Our Post-IPO Certificate of Incorporation will further provide that the affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon will be required to amend certain provisions of our Post-IPO Certificate of Incorporation, including provisions relating to the size and classification of our board of directors, the election and removal of directors, the prohibition on stockholder action by written consent and the ability of stockholders to call special meetings. The affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon will be required to amend, alter or repeal our Post-IPO Bylaws, although our Post-IPO Bylaws may be amended by a simple majority vote of our board of directors.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder. In general, Section 203 defines business combination to include the following:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Post-IPO Certificate of Incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our Post-IPO Certificate of Incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of us or any of our subsidiaries unless (1) we or such subsidiary would be permitted to undertake such transaction or opportunity in accordance with our Post-IPO Certificate of Incorporation, (2) we or such subsidiary, at such time, have sufficient financial resources to undertake such transaction or opportunity, (3) we or such subsidiary have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of business in which we or such subsidiary are then engaged, or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Limitations on Liability and Indemnification Matters
Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we will agree to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our Post-IPO Certificate of Incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We intend to apply to list our common stock on the                 under the symbol “           .”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is                 .

DESCRIPTION OF MATERIAL INDEBTEDNESS
Revolving Credit Facility
On November 23, 2021, we amended an existing Revolving Credit Agreement with Western Alliance Bank. The Revolving Credit Agreement provides for the Revolving Credit Facility, pursuant to which we may incur up to $30.0 million aggregate principal amount of revolver borrowings. The amount of borrowing availability under the Revolving Credit Facility is based on our accounts receivable balance, reduced by reserves. As of December 31, 2021, we had no outstanding principal balance under the Revolving Credit Facility.
Interest Rate
Borrowings under the Revolving Credit Facility bear interest at a per annum rate of the Prime Rate plus 0.75%. Prime Rate is defined as the greater of (i) 3.25% per annum or (ii) the Prime Rate published in the Money Rates section of the Western Edition of The Wall Street Journal, or such other rate of interest publicly announced from time to time by the lender as its prime rate. Interest is payable on the revolving borrowings on a monthly basis.
Maturity
The Revolving Credit Facility matures and all outstanding amounts become due and payable on November 23, 2023.
Covenants and Other Matters
The Revolving Credit Facility contains customary conditions to borrowings, events of default and covenants, including, without limitation, covenants that restrict our ability to sell assets, engage in mergers or acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay dividends, make distributions or redeem or repurchase capital stock or make other investments, engage in transactions with affiliates and make payments in respect of subordinated debt. The Revolving Credit Facility also requires us to maintain compliance with an Adjusted Quick Ratio (defined as unrestricted cash maintained with the lender plus eligible receivables divided by the sum of outstanding loans plus accounts payable aged over 60 days from the invoice date) covenant at least 1.35 to 1.00. Such covenant will be tested at the end of each calendar quarter during any calendar quarter where the Company maintains unrestricted cash with the lender of at least $35.0 million and at the end of each month at all other times. Our obligations under the Revolving Credit Facility are collateralized by a pledge of substantially all of our assets, including accounts receivable, deposit accounts, intellectual property, investment property and equipment.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Common Stock and this Offering—Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.” Furthermore, although we intend to apply to have our common stock listed on the                  , we cannot assure you that there will be an active public trading market for our common stock.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of            and after giving effect to the Preferred Stock Conversion, we will have an aggregate of                  shares of our common stock outstanding (or                  shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining                  shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, these shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.
Lock-Up Agreements
We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who will collectively own                  shares of our common stock upon the closing of this offering (based on our shares outstanding as of                  and after giving effect to the Preferred Stock Conversion), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC.
Notwithstanding the foregoing, (i) up to      shares of our common stock held by our current or former employees or contractors (but excluding current officers (as defined in Rule 16a-1(f) under the Exchange Act) and current directors) may be sold beginning on the opening of trading on the second trading day immediately following the public release of our earnings for the quarterly period ending      and (ii) up to      shares of our common stock held by other securityholders, including current officers (as defined in Rule 16a-1(f) under the Exchange Act) and current directors, may be sold only if at any time beginning on the date that is 90 days after the date of the prospectus of which this registration forms a part, the closing price of our common stock is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 5 trading days out of the 10-consecutive trading day period ending on or after such 90 day period and we have publicly released our earnings for the quarterly period ended      .
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see the section titled “Underwriters.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, and subject to any lock-up agreement or market stand-off provisions, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately           shares of our common stock immediately after this offering; or

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the average weekly trading volume in shares of our common stock on the                 during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the                 concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, and subject to any lock-up agreement or market stand-off provision, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our Existing Plans. As of December 31, 2021, options to purchase            shares of our common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of                  shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities

Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or traders in securities;

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“controlled foreign corporations” (as defined in Section 957 of the Code), “passive foreign investment companies” (as defined in Section 1297 of the Code), and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock (determined separately with respect to each share of our common stock), but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.
Subject to the discussion below regarding effectively connected income, any dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations would eliminate FATCA withholding on gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.
The preceding discussion of U.S. federal income tax considerations is general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional       shares of common stock.
	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We expect that our common stock will trade on        under the trading symbol “           .”
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Notwithstanding the foregoing, (i) up to            shares of our common stock held by our current or former employees or contractors (but excluding current officers (as defined in Rule 16a-1(f) under the Exchange Act) and current directors) may be sold beginning on the opening of trading on the second trading day immediately following the public release of our earnings for the quarterly period ending             and (ii) up to            shares of our common stock held by other securityholders, including current officers (as defined in Rule 16a-1(f) under the Exchange Act) and current directors, may be sold only if at any time beginning on the date that is 90 days after the date of the prospectus of which this registration forms a part, the closing price of our common stock is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus for any 5 trading days out of the 10-consecutive trading day period ending on or after such 90 day period and we have publicly released our earnings for the quarterly period ended             .
Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•
the sale of shares to the underwriters; or

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•
facilitating the establishment of a trading plan on behalf of a stockholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant

State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (QII)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Fenwick & West LLP, Santa Monica, California.
EXPERTS
The consolidated financial statements of MNTN Digital, Inc. as of and for the years ended December 31, 2021 and 2020 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of QuickFrame, Inc. as of and for the years ended December 31, 2020 and 2019 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.mountain.com. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
MNTN Digital, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of MNTN Digital, Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Los Angeles, California
March 28, 2022

MNTN Digital, Inc.
CONSOLIDATED Balance SHEETS
December 31, 2021 and 2020
(In thousands, except par value and share amounts)
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$97,030	$7,778
Accounts receivable, net	40,913	17,255
Prepaid expenses and other current assets	5,705	576
Total current assets	143,648	25,609
Internal use software, net	5,299	5,124
Property and equipment, net	18	73
Operating lease right-of-use assets	1,485	3,217
Deferred tax assets	1,284	—
Intangible assets, net	45,110	—
Goodwill	52,103	—
Other assets	187	—
Total assets	$249,134	$34,023
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$40,255	$12,538
Accrued payroll and related	1,509	2,828
Current portion of operating lease obligations	1,359	1,469
Current portion of warrant liabilities	—	746
Short-term note payable	46,474	—
Other current liabilities	7,180	185
Total current liabilities	96,777	17,766
Debt	—	12,936
Convertible debt	—	10,276
Operating lease obligations, less current portion	783	1,928
Warrant liabilities, less current portion	9,170	1,051
Deferred tax liabilities	1,581
Other liabilities	5,442	26
Total liabilities	113,753	43,983
Commitments and contingencies
Redeemable convertible preferred stock, $0.0001 par value; 52,515,168 and 46,741,231 shares authorized; 41,994,022 and 35,028,843, shares issued and outstanding; liquidation preference of $165,776 and $42,054	168,888	41,669
Stockholders’ deficit:
Common stock, $0.0001 par value; 101,300,000 and 64,160,509 shares authorized; 12,646,062 and 10,036,878 shares issued and outstanding	1	1
Additional paid-in capital	42,493	3,679
Accumulated deficit	(76,001)	(55,309)
Total stockholders’ deficit	(33,507)	(51,629)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$249,134	$34,023
The accompanying notes are an integral part of these consolidated financial statements.

MNTN Digital, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS and Comprehensive Income
(LOSS)
Years Ended December 31, 2021 and 2020
(In thousands, except per share amounts)
	For the Years Ended December 31,
	2021	2020
Revenue	$99,305	$52,116
Cost of revenues	33,331	19,895
Gross profit	65,974	32,221
Operating expenses:
Technology and development	5,715	3,405
Sales and marketing	32,598	13,767
General and administrative	38,735	9,854
Total operating expenses	77,048	27,026
Operating income (loss)	(11,074)	5,195
Other (expense) income:
Interest expense, net	(560)	(2,055)
Other income (expense), net	(7,105)	733
Total other expense	(7,665)	(1,322)
Income (loss) before income tax provision	(18,739)	3,873
Income tax provision (benefit)	(4,594)	185
Net income (loss)	$(14,145)	$3,688
Net income (loss) attributable to common stockholders	$(19,094)	$820
Net income (loss) per share attributable to common stockholders:
Basic	$(1.79)	$0.08
Diluted	$(1.98)	$0.07
Weighted average shares outstanding used to compute net income (loss) per share attributable to common stockholders:
Basic	10,674,978	10,021,547
Diluted	12,335,755	12,559,697
The accompanying notes are an integral part of these consolidated financial statements.

MNTN Digital, Inc.
CONSOLIDATED STATEMENTS of Stockholders’ Deficit
Years Ended December 31, 2021 and 2020
(In thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	34,944,250	$41,605	10,014,763	1	2,710	(58,997)	(56,286)
Expiration of Series A warrant	—	—	—	—	279	—	279
Expiration of Series B-1 warrant	—	—	—	—	181	—	181
Issuance of Series B-1 preferred stock upon exercise of warrant	84,593	64	—	—	—	—	—
Issuance of common stock upon exercise of options	—	—	22,115	—	14	—	14
Stock-based compensation	—	—	—	—	495	—	495
Net income	—	—	—	—	—	3,688	3,688
Balance at December 31, 2020	35,028,843	$41,669	10,036,878	$1	$3,679	$(55,309)	$(51,629)
Issuance of common stock in connection with acquisition of Maximum Effort	—	$—	1,259,777	—	11,044	—	13,805
Issuance of Series D preferred stock, net of issuance costs	5,170,396	118,545	—	—	—	—	—
Repurchase and retirement of common stock	—	—	(69,567)	—	—	(1,598)	(1,598)
Repurchase and retirement of Series B preferred stock	(220,000)	(103)	—	—	—	(4,949)	(4,949)
Conversion of Convertible Debt to Series C preferred stock	1,672,903	4,924	—	—	—	—	—
Cancellation of stock options	—	—	—	—	(11,663)	—	(11,663)
Issuance of Series B preferred stock upon exercise of warrant	341,880	3,853	—	—	—	—	—
Issuance of common stock in connection with acquisition of QuickFrame	—	—	277,018	—	4,753	—	4,753
Exchange of stock options in connection with acquisition of QuickFrame	—	—	—	—	14,404	—	14,404
Issuance of common stock upon exercise of options	—	—	1,141,956	—	921	—	921
Stock-based compensation	—	—	—	—	19,355	—	19,355
Net loss	—	—	—	—	—	(14,145)	(14,145)
Balance at December 31, 2021	41,994,022	$168,888	12,646,062	$1	$42,493	$(76,001)	$(33,507)
The accompanying notes are an integral part of these consolidated financial statements.

MNTN Digital, Inc.
CONSOLIDATED STATEMENTS of Cash Flows
Years Ended December 31, 2021 and 2020
(In thousands)
	For the Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(14,145)	$3,688
Adjustments to reconcile net income (loss) to net cash provided in operating activities:
Stock-based compensation	19,355	495
Change in value of warrant liabilities	12,276	245
Change in value of contingent liabilities	3,799	—
Depreciation and amortization	2,996	2,295
Amortization of debt discount	303	1,389
Interest income settled in business combination	(21)	—
Provision for bad debts	1,120	102
Provision for deferred taxes	(8,574)	—
Gain on debt extinguishment of PPP Loan	(3,336)	—
Gain on debt extinguishment of Convertible Debt	(5,656)	—
Impairment of operating lease right-of-use-assets	540	—
Change in operating assets and liabilities:
Accounts receivable	(20,585)	(693)
Prepaid expenses and other assets	(11,336)	663
Operating lease right-of-use assets and liabilities	(64)	5
Accounts payable and accrued expenses	18,097	(2,272)
Accrued payroll and related	(1,344)	235
Other current liabilities	5,479	—
Net cash provided by (used in) operating activities	(1,096)	6,152
Cash flows from investing activities:
Purchases of property and equipment	(4)	—
Purchase of intangible assets	(1,141)	—
Business combinations, net of cash acquired	2,560	—
Capitalized internal use software costs	(2,780)	(3,109)
Net cash used in investing activities	(1,365)	(3,109)
Cash flows from financing activities:
Payments on debt	(11,600)	(1,232)
Proceeds from debt	2,000	3,336
Proceeds from issuance of preferred stock, net of issuance costs	118,545	—
Payments to repurchase common stock	(1,598)	—
Payments to repurchase preferred stock	(5,052)	—
Payments to cancel stock options	(11,663)	—
Proceeds from exercise of warrants	160	—
Proceeds from exercises of stock options	921	14
Net cash provided by financing activities	91,713	2,118
Net increase in cash	89,252	5,161
Cash and cash equivalents, beginning of year	7,778	2,617
Cash and cash equivalents, end of year	$97,030	$7,778

	For the Year Ended December 31,
	2021	2020
Supplemental disclosure of cash flow information:
Cash paid for interest	$320	$651
Cash paid for taxes	$—	$35
Noncash investing and financing activities:
Reclassification of warrant liabilities to equity upon exercise or expiration of warrants, net of tax impact	$3,693	$524
Reclassification of liabilities to equity upon cancellation of Convertible Debt for preferred stock	$4,924	$—
Retirement of common stock	$1,598	$—
Reclassification of preferred stock to retained earnings upon retirement of preferred stock	$4,949	$—
Operating lease right-of-use assets obtained in exchange for new lease liabilities	$230	$—
Write-off of fully depreciated property, plant, and equipment	$799	$—
Write-off of fully amortized internal use software assets	$9,231	$—
Fair value of equity awards and common stock issued in business combinations	$30,201	$—
Intangible assets assumed in business combinations	$44,300	$—

The accompanying notes are an integral part of these consolidated financial statements.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements
1. Description of Business
Steel House, Inc. was formed in 2009 as a Delaware corporation. In 2021, Steel House, Inc. changed its name to MNTN Digital, Inc. (the “Company”). The Company is a performance TV software company focused on providing performance advertising services through a unified online advertising platform that includes segmentation tools, intelligent campaign planning, advance audience targeting, prospecting, creative ad builder, and data analytics reporting. The Company was headquartered in Culver City, California until 2021, when the headquarters were officially moved to Austin, Texas. On August 25, 2021, the Company completed the acquisition of Maximum Effort Marketing, LLC (“Maximum Effort”), a creative marketing agency primarily focused on the production of television ads. On December 30, 2021, the Company completed the acquisition of QuickFrame, Inc. (“QuickFrame”), a marketplace platform that uses a video-as-a-service solution to make video creation fast and affordable.
Liquidity and Capital Resources
The Company has historically incurred losses from operations and cash outflows from operating activities and has an accumulated deficit as of December 31, 2021. As of December 31, 2021, the Company had $97.0 million in cash and cash equivalents. The Company has historically been financed primarily through proceeds from operations, proceeds from the issuance of debt and the sale of preferred stock. The Company’s success is subject to the risks and uncertainties frequently encountered by companies in the new and rapidly evolving markets for digital advertising services. These risks include the failure to develop competitive technologies and related services, the rejection of the Company’s product and advertising solutions by the Company’s targeted customer base, the inability of the Company to meet development and sales objectives, as well as other risks and uncertainties. Management’s plans in regard to the above matters include the continued development, sales and marketing of its performance advertising services and development of its advertising platform in order to achieve recurring profitable operations and positive operating cash flows. In the event that the Company does not successfully implement its business plan or meet its established objectives, certain assets may not be recoverable, and the Company may be required to seek additional capital. The accompanying financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the operations of the Company.
A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
On an ongoing basis, management evaluates its estimates, including those related to the valuation of common stock, contingently redeemable convertible preferred stock and warrants, the recognition and disclosure of contingent liabilities, the amounts in the allowance for bad debts, assumptions used in the Black-Scholes model to determine the fair value of stock options, carrying values and useful lives of property and equipment, internal use software and intangible assets, and the realization of tax assets and estimates of tax liabilities. These estimates are based on historical data and experience, as well as various other factors that management

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Use of Estimates (Continued)
believes to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company may engage third party valuation specialists to assist with estimates related to the valuation of its common stock and intangible assets. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. By their nature, estimates are subject to an inherent degree of uncertainty and actual results could differ from those estimates.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.
Risks and Uncertainties
During March 2020, the World Health Organization declared a pandemic related to the outbreak of a novel strain of coronavirus (“COVID-19”). The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States and globally. Federal, state and local governments took a variety of actions to contain the spread of COVID-19.
The COVID-19 pandemic has had, and may continue to have, an impact on our financial position and operating results due to numerous uncertainties. The duration and severity of the outbreak and its long-term impact on our business are uncertain at this time. The impacts of the COVID-19 pandemic increase uncertainty. Accordingly, our estimates and judgments may be subject to greater volatility than in the past.
Concentration of Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. As of December 31, 2021, the Company maintained all of its cash accounts at two financial institutions. At times, cash accounts may exceed Federal Deposit Insurance Corporation (“FDIC”) limits. The Company has not experienced any losses in such accounts. Management believes that the financial institutions that hold the Company’s cash are financially sound.
The Company grants credit terms in the normal course of business to certain customers. Typical payment terms are “net 30.” The Company regularly monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified.
For the years ended December 31, 2021 and 2020, the Company had no major concentrations of accounts receivable or revenue from its customers.
The Company relies on multiple vendors to serve as our demand-side platform from which customers can purchase advertising inventory, which account for a significant portion of our costs. While we believe that if our relationship with any of these technological intermediaries were to cease, we have alternative solutions that we could migrate to in the short-term, we may face short-term impacts on our business and operations as we transfer to such alternative solutions. As of December 31, 2021 and 2020, the Company had no reason to believe the relationships with its suppliers of advertising inventory were under duress.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Accounts Receivable
Accounts receivable are comprised principally of receivables due from advertising brands. The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and allowances for estimated credits. In estimating the allowances for doubtful accounts and allowances for customer credits, the Company evaluates a combination of factors such as historical chargeback rates, historical bad debts, the age of current outstanding account balances, customer concentrations, customer creditworthiness, current business environment, and economic conditions. The Company generally does not require any security or collateral to support its accounts receivable.
Allowance for Doubtful Accounts
The Company maintains a reserve against its accounts receivable for estimated losses that may result from customers' inability to pay. Accounts receivable that are deemed uncollectible are written off against the allowance for doubtful accounts. Additions to the allowance are recorded to bad debt expense represented in general and administrative expense in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2021 and 2020, the Company’s allowance for doubtful accounts was $1.0 million and $0.5 million, respectively.
Allowance for Customer Credits
The Company additionally maintains a reserve against trade accounts receivable for estimate credits, chargebacks, or other customer concessions. The reserve is intended to account for instances in which customers may be entitled to credits for price differences, disputes, and other disparities that arise in the ordinary course of dealings between the Company and its customers. Actual customer credits given are recorded against the allowance for customer credits. Additions to the allowance are recorded as a reduction to revenue in the consolidated statements of operations and comprehensive income (loss), as it is deemed a component of variable consideration in determining the transaction price under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. As of December 31, 2021 and 2020, the Company’s allowance for customer credits was $0.4 million and $0.2 million, respectively.
Allowances for doubtful accounts, credits, chargebacks, and other customer concessions recorded against accounts receivable on the consolidated balance sheets, are shown summarized below (in thousands):
	As of December 31,
	2021	2020
Allowance for Doubtful Accounts
Balance to begin year	$(513)	$(772)
Additions to allowance (as estimated)	(1,120)	(102)
Actual write-offs	582	361
Balance at end of year	$(1,051)	$(513)
Allowance for Customer Credits
Balance to begin year	$(215)	$(478)
Additions to allowance (as estimated)	(235)	149
Actual customer credits	24	114
Balance at end of year	$(426)	$(215)

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Allowance for Customer Credits (Continued)
Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income (loss). In 2021, $0.8 million of fully depreciated assets were written-off, as they were determined to be no longer in service.
Internal Use Software
The Company capitalizes eligible costs associated with the development of its internal use software in accordance with Accounting Standards Codification (“ASC”) 350-40, Internal Use Software. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects. Software development costs that do not qualify for capitalization, as further discussed below, are expensed as incurred and recorded in technology and development expenses in the consolidated statements of operations and comprehensive income (loss).
Software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life of three years, commencing when the software is ready for its intended use, and recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). The straight-line recognition method approximates the manner in which the expected benefit will be derived.
The Company does not transfer ownership of its internally developed software, or lease its software, to third parties.
Leases
The Company accounts for leases in accordance with Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”).
The Company rents office space under operating leases. A contract is determined to be a leasing arrangement at inception. If a lease arrangement is determined to exist, a right-of-use (“ROU”) asset and corresponding lease liability are recorded on the balance sheet at the lease commencement date based on the present value of lease payments over the lease term. An ROU asset represents the right to control the use of an identified asset over the lease term and a lease liability represents the obligation to make lease payments arising from the lease.
The Company uses its incremental borrowing rate on the lease commencement date to determine the present value of lease payments. Operating lease expenses for the Company’s operating leases are recognized on a

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
straight-line basis over the lease term. Certain operating leases may contain renewal or termination options that, if reasonably certain of exercise, are reflected in the lease term.
Lease and non-lease components are accounted for together as a single lease component for operating leases associated with office space.
In 2021, the Company incurred a lease impairment in the amount of $0.5 million, which was recorded in general and administrative expense in the consolidated statements of operations and comprehensive income (loss).
Impairment of Long-Lived Assets
The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, Property, Plant and Equipment, Accounting for the Impairment or Disposal of Long-Lived Assets. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the estimated remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are less than the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over its fair value. In 2021, the Company incurred a lease impairment in the amount of $0.5 million. There were no impairments of long-lived assets in the year ended December 31, 2020.
Business Combinations
The Company accounts for business combinations in accordance with ASC 805, Business Combinations (“ASC 805”), if the acquired assets and liabilities constitute a business. In such business combinations, the identifiable assets acquired and liabilities assumed at the acquisition date are recognized at fair value, with any excess of total consideration paid over the fair value of identifiable net assets recognized as goodwill. Determination of the fair value of assets acquired and liabilities assumed requires significant judgement and estimates including the selection of valuation methodology, estimates of future cash flows and revenues, discount rates, and appropriate comparable companies. The Company engages valuation specialists to assist in determining the fair values of acquired assets and liabilities. When the Company issues stock-based or cash awards to the acquired company’s equity holders, the Company evaluates whether the awards are contingent consideration or compensation for post-business combination services. If continued employment is a requirement for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.
Acquisition-related transaction costs incurred by the Company are expensed as incurred and reflected in general and administrative expense on the consolidated statement of operations. Acquisition-related transaction costs incurred by the seller, but paid by the Company on the seller’s behalf, are treated as consideration paid.
Assigning fair value to the tangible and intangible assets acquired and liabilities assumed in business combinations requires the Company to use its best estimates and assumptions at the time of the transaction, which are inherently uncertain and subject to refinement. In accordance with ASC 805, the Company has a period of time to finalize the accounting for the transaction if the necessary information is not available by the end of the reporting period in which the acquisition occurs. The measurement period ends when the Company has determined it has received all the necessary information to finalize its purchase accounting for the transaction, but may not exceed one year from the acquisition date. During this measurement period, the Company may record adjustments to the fair value of assets acquired and liabilities assumed, with the corresponding offset to goodwill. Additionally, uncertain tax positions, pre-acquisition contingencies, and other transaction related items could be subject to adjustment. The Company will continue to collect

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Business Combinations (Continued)
information and reevaluate the estimates and assumptions made in the initial recording of the transaction, with any adjustments to the Company’s preliminary estimates to goodwill.
Refer to Note 7, “Business Combinations” for additional information regarding the Company’s acquisition activity in the periods presented.
Goodwill
Goodwill recorded by the Company represents excess consideration transferred over the fair value of net assets acquired in business combinations. Goodwill is not amortized, but is subject to evaluation of impairment in accordance with ASC 350, Intangibles—Goodwill and Other on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If no such events or changes in circumstances occur, the Company performs its annual assessment in the fourth quarter of the year.
In accordance with the applicable guidance, a two-step process is utilized to assess whether or not goodwill may be impaired. The first step is a qualitative assessment that analyzes current economic indicators and other qualitative factors. If the first step indicates that it is more likely than not that the fair value is less than its carry amount, a quantitative analysis must be performed. The quantitative analysis, if determined to be necessary, compares the estimated fair value of the reporting unit to the carrying value. If this step indicates that the carrying value of the reporting unit is in excess of its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company operates as a single operating segment and has identified as a single reporting unit.
Warrants Liabilities
Warrants related to the Company’s redeemable convertible preferred stock are classified as liabilities in the balance sheet as a result of contingent redemption features. Warrants related to the Company’s common stock are classified as liabilities in the balance sheet as a result of a conditional obligation for the Company to repurchase the shares. These warrants are remeasured at each balance sheet date and any change in fair value is recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive income (loss).
Fair Value of Financial Instruments
The carrying values of cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses approximate their fair value due to the short maturity of these instruments. The fair value of the Company’s debt approximates its carrying value due to the variable rate of interest and borrowing rates available to the Company with similar terms.
The Company follows ASC 820, Fair Value Measurements, in accounting for fair value measurements. ASC 820 defines fair value and prescribes a framework for measuring fair value in accordance with existing generally accepted accounting principles. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:
Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Fair Value of Financial Instruments (Continued)
Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Observable inputs are based on market data obtained from independent sources.
The Company’s convertible preferred stock warrants, common stock warrants, and contingent liabilities were measured using unobservable inputs that required a high level of judgment to determine fair value and were thus classified as Level 3. The Company estimates the fair value of preferred and common stock warrants using a combination of the market approach and the income approach and an option-pricing model. The Company estimates the fair value of contingent liabilities utilizing a Monte Carlo simulation. These models require the Company to use significant unobservable inputs into the models including the timing of potential liquidity events, discount for lack of marketability on securities, discount/interest rates, expected volatility and dividend yields.
Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers.
Our revenue is generated through usage-based fees from customers based on their level of ad spend.
The Company recognizes revenue through the following steps:
•
identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the performance obligations are satisfied.

The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of payments to suppliers (net basis) requires significant judgment and is based on its assessment of whether the Company is acting as the principal or an agent in the transaction. The Company has determined that it does not act as the principal in the purchase and sale of digital advertising inventory because it does not control the advertising inventory and it does not set the price which is the result of an auction within the marketplace. Based on these and other factors, the Company reports revenue on a net basis.
The Company bills its customers on a gross basis, inclusive of the cost of procuring the advertising inventory. The Company reports revenue on a net basis which represents gross billings net of amounts it pays suppliers for the cost of advertising inventory. The Company’s accounts receivable are recorded at the amount of gross billings to customers, net of allowance, for the amounts it is responsible to collect, and its accounts payable are recorded at the amounts payable to suppliers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.
Cost of Revenues
Cost of revenues consists primarily of hosting and data costs, third-party service fees, and personnel costs. Personnel costs included in cost of revenues include salaries, benefits, bonuses and stock-based compensation,

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Cost of Revenues (Continued)
and are primarily attributable to personnel in the Company who support the Company’s platform. The Company capitalizes costs associated with software that is developed or obtained for internal use and amortizes the costs associated with its revenue-producing platform in cost of revenues over their estimated useful lives. The Company allocates facility related costs based on headcount.
Technology and Development
Technology and development expense consists of facility-related costs and personnel-related costs (including salaries, bonuses, benefits and stock-based compensation) related to the development and operation of the Company’s platform. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in internal use software, net on the Company’s consolidated balance sheet. The Company allocates facility related costs based on headcount.
Sales and Marketing
Sales and marketing expense consists of personnel-related costs (including salaries, commissions, bonuses, benefits and stock-based compensation), as well as costs related to promotional activities such as online advertising, branding products and trade shows and fees paid to third parties for marketing and product research. The Company allocates facility related costs based on headcount. Advertising expenses were $2.7 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively, and are expensed as incurred.
General and Administrative
General and administrative expenses consist of facility and personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) related to the Company’s executive, finance and accounting, human resources and administrative departments. General and administrative costs also include fees for third-party professional services, including consulting, legal and accounting services, merchant service fees, other employee-related costs, and charitable contributions. The Company allocates facility related costs based on headcount.
Stock-Based Compensation
The Company recognizes compensation expense related to employee stock option grants in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). Awards are measured and recognized in the consolidated financial statements based on the fair value of the awards granted.
The fair values of stock option awards are estimated on the grant date using the Black-Scholes option pricing model, except for the performance options that are estimated using a Monte Carlo simulation model. Both the Black-Scholes option-pricing model and Monte Carlo simulation model require the Company to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate, the dividend yield, and the derived service period. The assumptions used represent management’s best estimates, which involve inherent uncertainties. The assumptions and estimates are summarized as follows:
Fair Value of the Underlying Common Stock — The Company estimates the fair value of its stock with the assistance of a third-party valuation specialist, who derives the value using a combination of market and income approach valuation models.
Risk-Free Interest Rate — The risk-free interest rate used is based on the implied yield in effect at the time of grant of U.S. Treasury securities with maturities similar to the expected term of the options.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)
Expected Term — The Company calculates the expected term of its employee options based upon the simplified method, which estimates the expected term as the average of the contractual life of the option and its vesting period.
Volatility — The expected volatility is based on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market-capitalization data.
Dividend Yield — The dividend yield is zero as the Company has not declared or paid any dividends to date and does not currently expect to do so in the future.
Derived Service Period — For the performance options, the derived service period is the time from the service inception date to the expected date of satisfaction of the market condition. The Company estimates the derived service period with the assistance of a third-party valuation specialist, utilizing a Monte Carlo simulation representing the median of all paths to vest by tranche.
Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Stock-based compensation for the performance options is recognized on a graded-vesting basis over a derived service period, but may be accelerated if the vesting criteria are fulfilled prior to the estimated performance period. Stock-based compensation expense is recorded net of actual forfeitures. Modifications to stock options are remeasured to fair value using the Black-Scholes model at the date of modification, with the incremental increase in fair value being recognized in expense. Refer to Note 14, “Stock-Based Compensation” for further discussion of the Company’s stock-based compensation awards.
Income Taxes
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.
The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.
Comprehensive Income (Loss)
ASC 220, Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income (loss) and its components in the financial statements. For the years ended December 31, 2021, and 2020, the Company had no other comprehensive income (loss) items; therefore, comprehensive income (loss) equals net income (loss). Accordingly, the Company has not included a separate statement of comprehensive income (loss) in the financial statements.
Segment and Geographic Information
The Company operates as one segment, entirely within the United States. The Company’s chief operating decision maker reviews financial information on a consolidated basis for purposes of allocating resources and

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Segment and Geographic Information (Continued)
evaluating financial performance.
Recently Adopted Accounting Standards
In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”), which amends the effective date for certain issues (credit loss, hedging, and leases) for Smaller Reporting Companies (“SRC”). The adoption of ASU 2019-10, in relation to leases, is effective for annual periods beginning after December 15, 2020 for nonpublic entities. The Company adopted ASU 2019-10 beginning January 1, 2021. The adoption of this ASU did not have a material impact on the Company’s financial statements or related footnote disclosures.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which aims to streamline the disclosure requirements by removing certain disclosure requirements, including the valuation process for Level 3 fair value measurements, and adds certain quantitative disclosures around Level 3 fair value measurements. The adoption of ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. The Company adopted ASU 2018-13 as of January 1, 2020. The adoption of this ASU did not have a material impact on the Company’s financial statement or related footnote disclosures.
Recently Issued Accounting Pronouncements
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing the exceptions to the incremental approach for intra-period tax allocation in certain situations, the requirement to recognize a deferred tax liability for a change in the status of a foreign investment, and the general methodology for computing income taxes in an interim period when year-to date loss exceeds the anticipated loss for the year. The amendments also simplify the accounting for income taxes with regard to franchise tax, the evaluation of step up in the tax basis goodwill in certain business combinations, allocating current and deferred tax expense to legal entities that are not subject to tax and enacted change in tax laws or rates. The adoption of ASU 2019-12 is effective for annual periods beginning after December 15, 2021 for nonpublic entities. The Company is evaluating the potential impact of adopting this ASU and does not expect it to have a material impact on the financial statements or related disclosures.
In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. For public business entities that are not smaller reporting companies, ASU 2020-6 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company is evaluating the potential impact of adopting this ASU and does not expect it to have a material impact on the financial statements or related disclosures.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, to require companies to apply ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The guidance is effective for fiscal years beginning after December 15, 2022, including interim reporting periods within those fiscal years, with early adoption permitted. The Company is evaluating the potential impact of adopting this ASU and does not expect it to have a material impact on the financial statements or related disclosures.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
3. Net Income (Loss) Per Share Attributable to Common Stockholders
Net income (loss) per share attributable to common stockholders consists of the following (in thousands, except share and per share information):
	For the Year Ended December 31,
	2021	2020
Numerator
Net income (loss)	$(14,145)	$3,688
Less: distributed earnings deemed on preferred stock redemption	(4,949)	—
Less: net income (loss) attributable to convertible preferred stock	—	(2,867)
Numerator for basic EPS – income available to common stockholders	$(19,094)	$820
Effect of dilutive securities:
Add back allocation of earnings to convertible preferred stock	—	2,867
Warrants	—	122
Convertible debt	(5,353)	—
Reallocation of earnings to potentially convertible preferred stock	—	(2,920)
Numerator for diluted EPS – income (loss) available to common stockholders after assumed conversions	$(24,447)	$890
Denominator
Denominator for basic EPS – weighted average shares	10,674,978	10,021,547
Effect of dilutive securities:
Stock options	—	1,884,355
Warrants	—	653,795
Convertible debt	1,660,777	—
Dilutive potential common shares	1,660,777	2,538,150
Denominator for diluted EPS – adjusted weighted average shares and assumed conversions	12,335,755	12,559,697
Basic EPS	$(1.79)	$0.08
Diluted EPS	$(1.98)	$0.07
Potentially Dilutive Securities
Stock options	2,533,981	231,868
Preferred stock	36,082,495	—
Warrants	815,973	251,933
Convertible debt	—	1,628,946
Holdback shares for Maximum Effort acquisition	110,446	—
Total potentially dilutive shares	39,542,895	2,112,747
4. Other Income (Expense), Net
Other income (expense), net consists of the following (in thousands):
	As of December 31,
	2021	2020
Gain on extinguishment of PPP Loan	3,336	—
Gain on extinguishment of Convertible Debt	5,656	—
Change in fair value of warrants	(12,276)	(245)
Change in fair value of earnout contingent liability	(3,799)	—
Other	(22)	978
Other income (expense), net	$(7,105)	$733

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
5. Property and Equipment, Net
Property and equipment, net consists of the following (in thousands, except useful life information):
	For the Year Ended December 31,		Useful life (in years)
	2021	2020
Computer equipment and software	$43	$595	3
Furniture and office equipment	789	829	3-5
Leasehold improvements	825	1,027	Shorter of useful life or lease term
	1,657	2,451
Less: Accumulated depreciation	(1,639)	(2,378)
Property and equipment, net	$18	$73
The Company recorded depreciation expense related to property and equipment of $0.1 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively. In 2021, the Company wrote-off $0.8 million of fully depreciated assets that were no longer in service.
6. Internal Use Software, Net
Internal use software, net consists of the following (in thousands):
	For the Year Ended December 31,
	2021	2020
Internal use software	$10,277	$16,728
Less: Accumulated amortization	(4,978)	(11,604)
Internal use software, net	$5,299	$5,124
Amortization expense for internal use software was $2.6 million and $2.1 million for the years ended December 31, 2021 and 2020, respectively, and was recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). In 2021, the Company wrote-off $9.2 million of fully amortized internal use software assets that were no longer in service.
Future amortization expense of the Company’s internal use software as of December 31, 2021 is expected to be as follows for the years ending December 31 (in thousands):
2022	$2,670
2023	1,747
2024	882
Thereafter	—
Total future amortization expense	$5,299
7. Business Combinations
Maximum Effort Marketing, LLC
On August 25, 2021, the Company acquired Maximum Effort Marketing, LLC (“Maximum Effort”), a creative marketing agency involved in the conception, management, and production of advertising campaigns, primarily focused on television ads. As a result of the acquisition, the Company expects to combine production of creative and creative services, with its existing technology platform that delivers ads through connected television (“CTV”).

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Business Combinations (Continued)
Maximum Effort Marketing, LLC (Continued)
The Company purchased the outstanding equity interest of Maximum Effort in exchange for 1,574,721 shares of common stock (“Base Purchase Price”), with up to an additional 1,574,721 shares of common stock issued as contingent consideration in the form of an earnout (“Earnout Shares”). The Base Purchase Price is inclusive of 314,944 shares of common stock held back (the “Holdback Amount”) in order to satisfy indemnification payments of the seller, if any, with the balance released on the one-year anniversary of the acquisition date. The Earnout Shares shall remain unvested subject to the achievement of buyer valuation thresholds within the 4-year period following the acquisition date (the “Earnout Period”). Therefore, both the Holdback Amount and Earnout shares are excluded from common stock outstanding reflected on the consolidated balance sheets and are excluded from the denominator used to calculate basic earnings per share.
The Company, with assistance from third-party specialists, determined that the total fair value of the equity issued was $13.8 million, while the fair value of the contingent earnout consideration was $1.6 million. The fair value of the contingent consideration was determined utilizing a Monte Carlo simulation. The contingent consideration is remeasured to fair value at each reporting period, with changes recorded within other income (expense) in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2021, the contingency was remeasured to $5.4 million and is classified within other liabilities on the consolidated balance sheets.
During the year ended December 31, 2021, we incurred $0.8 million in acquisition related expenses to acquire Maximum Effort, presented in general and administrative expense in the consolidated statements of operations and comprehensive income (loss).
Total purchase consideration of $15.4 million is summarized as follows (in thousands, except share amounts):
Shares of MNTN common stock	1,574,721
Less: Holdback Amount	(314,944)
Net shares of MNTN common stock issued at acquisition date	1,259,777
Fair value of equity issued	$11,044
Fair value of Holdback Amount	2,761
Fair value of contingent consideration	1,643
Total purchase consideration	$15,448
The purchase price is inclusive of the Holdback Amount of 314,944 shares and the associated fair value of the shares of $2.8 million, which are excluded from common stock outstanding and stockholders’ equity, respectively, until such time that the shares are released.
The Maximum Effort business is capable of being conducted and managed as an integrated set of activities and assets which together are used to create outputs, and as such the Company concluded that the acquisition represents a business combination.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Business Combinations (Continued)
Maximum Effort Marketing, LLC (Continued)
The following table summarizes the estimated fair value of identifiable assets acquired and liabilities assumed as of the acquisition date of Maximum Effort (in thousands):
Cash	$1,462
Account receivable, net	167
Intangible asset — customer contracts	1,900
Goodwill	13,548
Total assets	$17,077
Accounts payable and accrued liabilities	$1,629
Total liabilities	1,629
Net assets acquired	$15,448
An amortizable intangible asset for existing customer contracts was valued at $1.9 million utilizing a multi-period excess earning method. The life of the asset was determined to be 2 years as of the date of acquisition. As of December 31, 2021, the remaining carrying balance of the asset included in the condensed consolidated balance sheets was $1.6 million, included in net intangible assets.
Goodwill of $13.5 million recognized in the acquisition is comprised of the value of the assembled work force acquired, including the brand and likeness of Ryan Reynolds, in addition to expected synergies resulting from the convergence of our ad-delivery platform with the premium creative services offered by Maximum Effort. The Company expects $12.3 million of goodwill to be deductible for tax purposes.
Supplemental pro forma information for the Maximum Effort acquisition is immaterial in comparison to the Company’s historical results.
QuickFrame, Inc.
On December 30, 2021, the Company acquired QuickFrame, Inc. (“QuickFrame”), a marketplace platform using a video-as-a-service solution that makes video creation data-driven, fast, and affordable. At the core of QuickFrame’s solution is a global network of professional video companies and creators that QuickFrame’s platform matches with customers in order to fulfill their advertising production needs. As a result of the acquisition, the Company expects to combine production of creative, with its existing technology platform that delivers ads through CTV.
The Company purchased the outstanding equity interest of QuickFrame in exchange for approximately $46.5 million in deferred cash consideration, 277,018 shares of the Company’s common stock, an exchange of equity awards resulting in the issuance by the Company of options to purchase 1,293,857 shares of the Company’s common stock, and a contingent earnout for approximately $9.0 million in cash (after taking into account the closing estimates of the purchase price adjustments).
All of the equity interests of QuickFrame held by former stockholders and option holders of QuickFrame were cancelled and converted into the right to receive consideration provided for in the merger agreement. The estimated per share consideration for the transaction was $0.7622 per share calculated using the fully diluted shares of QuickFrame, resulting in an exchange ratio of .0397 based on the Company’s common stock price as defined in the merger agreement.
Accredited investors, as defined in the merger agreement, of QuickFrame were given the election to forego 50% of their pro-rata deferred cash consideration and receive in lieu thereof a number of shares of the Company’s common stock, resulting in the issuance of 277,018 shares of MNTN common stock. The

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Business Combinations (Continued)
QuickFrame, Inc. (Continued)
remaining interest from all existing stockholders of QuickFrame was converted into $41.2 million in deferred cash consideration in the form of a note payable.
All options held in QuickFrame by parties that that were not continuing service providers were automatically cancelled and converted into a right to receive deferred cash, resulting in an additional approximately $1.1 million of deferred cash consideration owed by the Company. For continuing service providers, all unvested and 77.14% of vested QuickFrame options converted into options of the Company, resulting in the issuance by the Company of options to purchase 1,293,857 shares of common stock. The newly converted options of the Company have the same vested/unvested status and continuation of the vesting schedule of the previous QuickFrame options to which they pertain, except 20% of the vested options at the time of closing become subject to a new two-year vesting schedule. The remaining 22.86% of vested QuickFrame options were converted into a right to receive deferred cash, resulting in an additional approximately $4.3 million of deferred cash consideration owed by the Company.
The exchange of share-based awards was treated as a modification under ASC 718, Compensation-Stock Compensation (“ASC 718”) and the replacement awards and original acquiree awards were measured at fair value at the acquisition date and calculated using the fair-value-based measurement principles in ASC 718. The replacement awards were analyzed to determine whether the awards relate to pre-combination or post-combination vesting. The allocation of fair value to pre-combination vesting of $14.4 million was recognized as consideration transferred, while the allocation of fair value relating to post-combination vesting of $1.5 million will be recognized and expensed as future compensation cost.
The weighted average assumptions that were used to calculate the acquisition date fair value of the stock options was as follows:
Expected dividend yield	0%
Expected stock price volatility	62.79%
Risk-free interest rate	1.27% – 1.36%
Expected term (years)	5.0 – 6.2 years
As part of the transaction, the Company paid or will pay QuickFrame’s transaction costs on QuickFrame’s behalf in the amount of approximately $6.2 million. Additionally, the Company loaned $3.0 million to QuickFrame as convertible debt on June 17, 2021 (the “2021 Convertible Note”) and paid approximately $0.5 million of QuickFrame’s payroll-related costs prior to the final acquisition date of December 30, 2021, which are both considered target indebtedness that is effectively settled as part of the transaction. Therefore, the payment of QuickFrame’s transaction costs on behalf of QuickFrame, and effective settlement of QuickFrame’s debt are both included as part of the total purchase consideration.
The former QuickFrame equity holders are also entitled to an additional earnout totaling approximately $9.0 million in cash consideration, with $4.5 million payable on the one-year anniversary of the acquisition closing date, and the remaining $4.5 million payable on the second anniversary of the acquisition closing date, provided that certain key employees and a minimum number of customer service team employees as defined in the merger agreement remain employees of the Company or its affiliates (disregarding from this condition any individuals terminated by the Company without “Cause” or who resign for “Good Reason”, as defined in the merger agreement). Payments under the earnout are allocated among the former QuickFrame equity holders on a pro rata basis in accordance with their respective former ownership interests. Should a change of control occur prior to the second anniversary of the acquisition closing date, provided the earnout conditions are met at the time of such change of control, the remaining amount of the earnout shall become due and payable at the time the change in control occurs. The Company concluded that the contingent earnout payments shall be classified as compensation in the post-combination period and are not part of purchase

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Business Combinations (Continued)
QuickFrame, Inc. (Continued)
consideration transferred. During the year ended December 31, 2021, the Company incurred $2.3 million in acquisition related expenses to acquire QuickFrame, presented in general and administrative expense in the consolidated statements of operations and comprehensive income (loss).
Total purchase consideration of $75.5 million is summarized as follows (in thousands, except share amounts):
Total shares of MNTN common stock issued	277,018
Total stock options to purchase MNTN common stock	1,293,857
Deferred cash compensation in the form of a note payable	$46,474
Fair value of common stock issued	4,753
Fair value of replacement equity awards attributable to pre-combination service	14,404
Payment of seller expenses associated with the acquisition	6,151
Payment to stockholder representative fund	250
Effective settlement of seller debt	3,500
Total purchase consideration	$75,532
The QuickFrame business is capable of being conducted and managed as an integrated set of activities and assets which together are used to create outputs, and as such the Company concluded that the acquisition represents a business combination.
The Company has performed a preliminary valuation analysis of the fair market value of the assets to be acquired and liabilities to be assumed. Using the total consideration for the acquisition, the Company has estimated the allocations to such assets and liabilities.
The following table summarizes the estimated fair value of identifiable assets acquired and liabilities assumed as of the acquisition date of QuickFrame (in thousands):
Cash	$1,098
Account receivable, net	4,192
Prepaid and other assets	611
Intangible assets acquired	42,400
Goodwill	38,553
Total assets	$79,193
Accounts payable	$2,106
Other accrued liabilities	39
Deferred revenue	1,516
Deferred tax liability	7,661
Total liabilities	3,661
Net assets acquired	$75,532

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
7. Business Combinations (Continued)
QuickFrame, Inc. (Continued)
The following table summarizes the components of acquired intangible assets, including the preliminary estimated fair value and estimated useful lives, as of the acquisition date (in thousands, except for estimated useful life):
	Amount	Useful Life
Content creator network	$20,300	2 years
Customer-related intangible	9,400	10 years
Developed technology	4,200	5 years
Trademarks and trade name	8,500	10 years
Total intangible assets acquired	$42,400
The intangible assets are amortized on a straight-line basis over their estimated useful lives. The total weighted-average amortization period of the acquired intangible assets is 5.7 years. As the acquisition occurred on December 30, 2021, amortization expense was recognized for the year ended December 31, 2021 was immaterial.
Goodwill of $38.6 million recognized in the acquisition is comprised of the value of the assembled work force acquired, in addition to expected synergies resulting from the convergence of our ad-delivery platform with the affordable, on-demand creative production services offered by QuickFrame. The Company does not expect any amount of goodwill to be deductible for tax purposes.
The purchase price allocation is preliminary, and the fair values assigned to the assets acquired and liabilities assumed are based on management’s best estimates and assumptions and may be subject to change as additional information is received. The preliminary estimates that remain outstanding primarily relate to the fair value and allocation of intangible assets acquired, including goodwill, contingencies as of the acquisition date that may alter the purchase price, and the calculation of tax related liabilities and assessments. The Company expects to finalize the valuation of these items as soon as practicable, but not later than one year from the acquisition date. Adjustments made to the preliminary fair values assigned to assets and liabilities will have a corresponding offset to goodwill.
Unaudited Pro Forma Information
As the acquisition took place on December 30, 2021, the results of operations attributable to QuickFrame included in the consolidated statements of income (loss) through December 31, 2021 were immaterial. The following table provides unaudited pro forma information of the combined entity as if the QuickFrame acquisition date had been January 1, 2020 (in thousands):
	Revenues	Earnings
2021 unaudited supplemental pro forma from 1/1/2021 – 12/31/2021(1)	$107,722	$(31,994)
2020 unaudited supplemental pro forma from 1/1/2020 – 12/31/2020(1)	56,864	(11,025)

(1)
Earnings in the 2021 pro forma period is inclusive of $12.8 million in amortization of intangibles assets related to intangible assets assumed in the acquisition, $4.5 million in compensation cost related to the second contingent earnout due, $0.2 million in stock compensation expense related to options assumed pursuant to the acquisition, and $4.3 million in tax benefit calculated by using the Company’s effective tax rate during the period.

(2)
Earnings in the 2021 pro forma period is inclusive of $12.8 million in amortization of intangibles assets related to intangible assets assumed in the acquisition, $1.9 million in interest expense on the deferred note payable owed as part of the acquisition purchase price, the removal of $4.4 million in direct, non-recurring costs of the acquisition, $4.5 million in compensation cost related to the first contingent earnout due, $1.3 million in stock compensation expense related to the options assumed pursuant to the acquisition, and $0.6 million in tax expense calculated by using the Company’s effective tax rate during the period.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
8. Other Current Liabilities
Other current liabilities consist of the following (in thousands):
	As of December 31,
	2021	2020
Income taxes payable	$4,161	$185
Deferred revenue	3,019	—
Other current liabilities	$7,181	$185
9. Debt
There was no debt outstanding as of December 31, 2021.
Debt as of December 31, 2020 consisted of the following (in thousands):
As of December 31, 2020
Western Alliance Bank Financing Agreement	$9,600
PPP Loan	3,336
Total Debt	$12,936
2018 Western Alliance Bank Financing Agreement
On December 5, 2018, the Company entered into a Business Financing Agreement (“2018 Financing Agreement”) with Western Alliance Bank. The 2018 Financing Agreement provided for a revolving credit line (“2018 Revolving Line”) providing for up to $17.0 million in aggregate principal amount of loans. The 2018 Revolving Line had an initial term of 24 months and was to expire in December 2020. On September 21, 2020, the Company amended the 2018 Financing Agreement to extend the maturity of the loan facility through March 31, 2022. Borrowings under the 2018 Revolving Line bear annual interest at the greater of 3.25% or the U.S. Prime rate plus 1.25%. The 2018 Financing Agreement provides for certain events of default such as nonpayment of principal and interest when due, breaches of representations and warranties, noncompliance with covenants, acts of insolvency, and default on certain agreements related to indebtedness. Upon the occurrence of a continuing event of default and at the option of the bank (as defined in the 2018 Financing Agreement), all of the amounts outstanding under the 2018 Financing Agreement may be declared to be immediately due and payable and any amount outstanding will bear interest at 5.00% above the interest rate otherwise applicable. The 2018 Financing Agreement was amended on November 23, 2021 to increase the borrowing limit to $30.0 million, extend the maturity date to November 23, 2023, and decrease the interest rate to the greater of 3.25% or the U.S. Prime Rate plus 0.75%. Outstanding borrowings against the 2018 Revolving Line were $0 and $9.6 million at December 31, 2021 and 2020, respectively, which is reflected in debt on the balance sheets.
The 2018 Financing Agreement was amended to require the Company to maintain compliance with an Adjusted Quick Ratio (defined as unrestricted cash maintained with the lender plus eligible receivables divided by the sum of outstanding loans plus accounts payable aged over 60 days from the invoice date) covenant of at least 1.35 to 1.00. Such covenant will be tested at the end of each calendar quarter during any calendar quarter where the Company maintains unrestricted cash with the lender of at least $35.0 million and at the end of each month at all other times. The Company was in compliance with all covenants in the 2018 Financing Agreement as of December 31, 2021 and 2020.
PPP Loan
On April 10, 2020, the Company received loan proceeds (the “PPP Loan”) in the amount of $3.3 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
9. Debt (Continued)
PPP Loan (Continued)
and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The terms of the agreement include a deferral of payments for 120 days from the date of funding and an installment payback of 18 equal monthly payments at an interest rate of 1.00%.
In June 2021, the PPP Loan was forgiven and the full amount of $3.3 million was recorded as gain on extinguishment of debt in other income (expense) in the consolidated statements of operations and comprehensive income (loss).
10. Convertible Debt
In May through July 2017, the Company issued convertible promissory notes to six investors for total gross proceeds of $4.5 million (the “Convertible Debt”). The Convertible Debt had an initial maturity date of May 19, 2020 (“Maturity Date”). Upon default or maturity, an amount equal to the principal plus accrued but unpaid interest at an annual interest rate of 8.00%, plus an additional amount equal to the principal, shall become due and payable upon demand by the holder (the “Payoff Amount”).
Upon the election of the holders on or before the Maturity Date, the entire principal amount and accrued but unpaid interest based on an interest rate of 2.12% may be converted into such number of shares of Series C Preferred Stock equal to the quotient obtained by dividing (x) the entire principal amount plus accrued but unpaid interest by (y) $2.9431. Upon a change in control (“CIC”) on or before the maturity date, the holders may elect (i) repayment of the Convertibles Notes at an amount equal to the Payoff Amount or (ii) the conversion of the principal and accrued but unpaid interest into the number of shares of the Company’s Series C Preferred Stock equal to the quotient obtained by dividing (x) the entire principal amount plus accrued but unpaid interest by (y) $2.9431. In the event the holders elect for the conversion upon a CIC, the Convertible Debt shall be deemed to have accrued interest at an interest rate between 2.12% and 8.00%, dependent on the size of proceeds received in the CIC.
In May 2020, the Company amended the Convertible Debt to extend the maturity date to May 19, 2022. The Company accounted for the amendment as a troubled debt restructuring under ASC 470-60, Troubled Debt Restructurings by Debtors, due to the level of concession provided by the lenders. Under this guidance, the future undiscounted cash flows of the Convertible Debt, as amended, exceeded the carrying value, and accordingly, no gain was recognized, and no adjustment was made to the carrying value of the debt. Interest expense on the amended Convertible Debt was computed using a new effective rate that equated the present value of the future cash payments specified by the new terms with the carrying value of the debt under the original terms. In June 2021, the Company amended the Convertible Debt to extend the maturity date to May 19, 2023. This amendment did not constitute a troubled debt restructuring under ASC 470-60. Interest expense, including amortization of the discount associated with the double principal pay out upon maturity, for the years ended December 31, 2021 and 2020 was $0.3 million and $1.4 million, respectively.
In November 2021, in connection with the issuance of Series D Preferred Stock (see Note 13, “Capitalization”) the holders of the Convertible Debt elected to convert the entire outstanding principal balance of $4.5 million and accrued interest of $0.4 million into 1,672,903 shares of Series C Preferred Stock. Each noteholder was issued Series C Preferred Stock at a conversion price of $2.9431 per share. The settlement of the debt and the issuance of the Preferred Stock was at a lower value than the carrying value of the debt, due to the additional payoff amount of $5.7 million, which has been accreted over the outstanding term of the debt. Therefore, a gain on extinguishment of debt has been recognized and included in other income (expense), net on the consolidated statements of operations and comprehensive income (loss).

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
11. Warrants Liabilities
Common Stock Warrants
In connection with a bank loan facility extension on April 5, 2018, the Company issued a warrant to a lender to purchase 267,194 shares of common stock, along with an option for an additional 267,194 shares as a result of the Company not achieving a $4,500,000 minimum capital raise requirement by June 30, 2018. Immediately upon issuance of the warrants, all 534,388 shares were vested and exercisable at an exercise price of $0.01 per share. In the event of an acquisition in which the consideration received by the Company’s stockholders consists solely of cash and/or marketable securities (a “Cash/Public Acquisition”), and in which the fair market value of one share would be greater than the exercise price in effect, the warrants are automatically settled through a cashless exercise. In the event of a Cash/Public Acquisition where the fair market value of one share would be less than the warrant price in effect, the warrants will expire. In the event of any other acquisition, the warrant holder may require the Company to purchase the warrant for $500,000. As a result of this conditional obligation for the Company to repurchase the warrant shares, the Common Stock Warrants are classified as liabilities and carried at fair value at date of issuance with decreases or increases in fair value at each reporting date recorded as other income (expense) in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2021 and 2020, none of the Common Stock Warrants were exercised and all are outstanding. The Common Stock Warrants have an expiration date of April 5, 2028.
Preferred Stock Warrants
In connection with a previously outstanding bank loan, the Company issued a warrant dated November 5, 2010 (expiring on November 5, 2020) to a bank to purchase 139,300 shares of Series A Preferred Stock at an exercise price of $0.28715 per share (“Series A Warrants”). Immediately upon issuance of the Series A Warrants, all shares were vested and exercisable. During 2020, all Series A Warrants expired. Upon expiration, the Series A Warrant liability was reclassified at its then fair value of $0.3 million to additional paid-in capital.
In connection with a previously outstanding venture loan, the Company issued two warrants to the lender. The first warrant dated December 1, 2011 (expiring on December 1, 2021) was to purchase 341,880 shares of Series B Preferred Stock at an exercise price of $0.4680 per share (“Series B Warrants”). The second warrant dated April 5, 2013 (expiring on April 5, 2020) was to purchase 161,120 shares of Series B-1 Preferred Stock at an exercise price of $0.7552 per share (“Series B-1 Warrants” and collectively with the “Series A Warrants” and “Series B Warrants,” the “Preferred Stock Warrants”). Immediately upon issuance of the Series B and B-1 Warrants, all 503,000 shares were vested and immediately exercisable. On March 27, 2020, the lender purchased 84,593 shares of Series B-1 Preferred Stock pursuant to their warrant agreement at a price per share of $0.7552. The remaining 76,527 shares of Series B-1 Preferred Stock expired and the associated fair value of the Series B-1 Warrant liability of $0.2 million was reclassified to additional paid-in capital. On November 30, 2021, the lender purchased 341,800 shares of Series B Preferred Stock, pursuant to their warrant agreement at a price per share of $0.4680. The associated fair value of the Series B warrant liability at the time of exercise was $4.9 million, of which $3.7 million was reclassified to the Preferred Stock balance after adjusting for $1.2 million in tax effect.
As all of the Preferred Stock Warrants are exercisable into Preferred Stock that has a contingent put feature, they are recorded as a liability and carried at fair value at date of issuance with decreases or increases in fair value at each reporting date recorded as other income (expense), net on the consolidated statement of operations and comprehensive income (loss). The warrant liability is marked-to-market each reporting date until the warrants are settled.
No Preferred Stock warrants are outstanding as of December 31, 2021.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
11. Warrants Liabilities (Continued)
Preferred Stock Warrants (Continued)
The following table presents the reconciliation of the beginning and ending balances the warrant liabilities for the years ended December 31, 2021 and 2020 (in thousands):
Balance at January 1, 2020	$2,076
Exercise of Series B-1 Warrants	(64)
Expiration of Series B-1 Warrants	(181)
Expiration of Series A Warrants	(279)
Change in fair value recorded in other income (expense), net	245
Balance at December 31, 2020	1,797
Exercise of Series B Warrants	(4,903)
Change in fair value recorded in other income (expense), net	12,276
Balance at December 31, 2021	$9,170
12. Commitments and Contingencies
Leases
The Company has entered into various non-cancellable operating lease agreement for office space with lease periods expiring between 2021 and 2023. Certain of these arrangements have free or escalating rent payment provisions. The Company’s operating leases typically include variable lease payments, which are primarily related to common area maintenance, insurance and property taxes.
At December 31, 2021 and 2020, the Company had ROU assets of $1.5 million and $3.2 million, respectively, current lease liabilities of $1.4 million and $1.5 million respectively, and non-current lease liabilities of $0.8 million and $1.9 million, respectively. The ROU asset balance as of December 31, 2021 is inclusive of $0.5 million in impairment charges recorded. In measuring lease liabilities, the Company used a weighted average discount rate of 6.75% for leases in existence during 2021 and 2020. The weighted average remaining lease term at December 31, 2021 and 2020 was 1.6 and 2.3 years, respectively.
The Company’s total lease cost is comprised of the following for the year ended December 31, 2021 and 2020 (in thousands):
	2021	2020
Operating lease cost	$1,596	$1,679
Short-term lease cost	19	—
Variable lease cost	322	324
	$1,937	$2,003

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
12. Commitments and Contingencies (Continued)
Leases (Continued)
Supplemental cash flow information related to leases was as follows for the years ended December 31, 2021 and 2020 (in thousands):
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,660	$1,674
Right-of-use assets obtained in exchange for new operating lease liabilities	230	—
As of December 31, 2021, maturities of the Company’s operating lease liabilities, which do not include short-term leases and variable lease payments, are as follows (in thousands):
2022	$1,454
2023	796
Total lease payments	2,250
Less: imputed interested	(108)
Present value of total lease liabilities	$2,142
Legal Proceedings
From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business.
The Company is not currently a party to any material legal proceedings, nor is the Company aware of any other pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
Indemnification
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, investors, directors and officers with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, services to be provided by the Company, or from certain claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has the Company been sued in connection with these indemnification arrangements. As of December 31, 2021 and 2020, the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements is not probable or reasonably estimable.
13. Capitalization
Common Stock
As of December 31, 2021 and 2020, the Company had authorized 101,300,000 and 64,160,509 shares of common stock with a par value of $0.0001 per share. As of December 31, 2021 and 2020, there were 12,646,062

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
13. Capitalization (Continued)
Common Stock (Continued)
and 10,036,878 shares of common stock issued and outstanding, respectively. Common stockholders are entitled to one vote per share of common stock held.
On August 25, 2021, in connection with the Maximum Effort acquisition, the Company issued 1,574,721 shares of common stock (“Base Purchase Price”). Out of the Base Purchase Price, 314,944 shares were held back (the “Holdback Amount”) by the Company to be used to satisfy the seller’s indemnification obligations, if any. On the 12-month anniversary of the acquisition closing date, any shares of the holdback amount, which have not been used to pay any required indemnification payments shall be released to the seller. Additionally, 1,574,721 shares were issued in the form of an earnout (the “Earnout Shares”) that are subject to market-based contingencies, as defined in Note 7, “Business Combinations”. Both the Holdback Amount and Earnout Shares are subject to unsatisfied conditions or contingencies, and therefore these shares have been excluded from outstanding common stock and the denominator used to calculate basic earnings per share.
Convertible Preferred Stock
In November 2021, the Company issued 5,170,396 shares of Series D Preferred Stock at a price of $22.9653 per share. As part of that transaction, 69,567 shares of common stock and 220,000 shares of Series B Preferred Stock were repurchased and retired. Also as part of that transaction, the holders of the Convertible Debt elected to convert the entire outstanding principal balance of $4.5 million and accrued interest of $0.4 million into 1,672,903 shares of Series C Preferred Stock at a conversion price of $2.9431 per share as defined in Note 10, “Convertible Debt”. On November 30, 2021, 341,800 shares of Series B Preferred Stock was purchased and issued pursuant to the Series B warrant agreement at a price per share of $0.4680 as defined in Note 11, “Warrant Liabilities”.
Authorized capital stock includes convertible preferred shares with a par value of $0.0001 per share and is comprised of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock (collectively, “Preferred Stock”).
At December 31, 2021 and 2020, the Company had authorized, issued and outstanding shares of Preferred Stock as follows (in thousands, except share information):
2020:	Shares		Amounts
	Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference
Series A Preferred Stock	5,537,174	2,061,950	$524	$592
Series B Preferred Stock	9,010,723	8,159,180	3,501	3,818
Series B-1 Preferred Stock	11,500,000	10,150,596	7,666	7,666
Series B-2 Preferred Stock	7,500,000	6,502,453	5,978	5,978
Series C Preferred Stock	13,193,334	8,154,664	24,000	24,000
	46,741,231	35,028,843	$41,669	$42,054

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
13. Capitalization (Continued)
Convertible Preferred Stock (Continued)
	Shares		Amounts
2021:	Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference
Series A Preferred Stock	5,537,174	2,061,950	$524	$592
Series B Preferred Stock	9,010,723	8,159,180	7,251	3,876
Series B-1 Preferred Stock	11,500,000	10,150,596	7,666	7,666
Series B-2 Preferred Stock	7,500,000	6,502,453	5,978	5,978
Series C Preferred Stock	13,193,334	8,154,664	28,924	28,924
Series D Preferred Stock	5,773,937	5,170,396	118,545	118,740
	52,515,168	41,994,022	$168,888	$165,776
The Company’s Board of Directors is authorized to determine the rights of each offering of stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and the Company’s charter. The rights and preferences of the Preferred Stock are summarized as follows:
Conversion
Each share of Preferred Stock is convertible, at the holder’s option, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series. The original issue price for each series of Preferred Stock (which is also the conversion price) is $0.28715 per share for Series A, $0.4680 per share for Series B, $0.7552 per share for Series B-1, $0.91940 per share for Series B-2, $2.9431 per share for Series C, and $22.9653 per share for Series D. The preferred stockholders are entitled to customary weighted average anti-dilution rights, including adjustments for stock splits, stock dividends, or other structural changes.
The Preferred Stock will automatically convert into common stock, at the then effective conversion rate, upon (i) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds of at least $100,000,000 (before deduction of underwriters discounts and commissions and offering expenses) or (ii) the date and time, or occurrence of an event specified by vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, or deemed liquidation event as defined below, either voluntary or involuntary, the holders of the Series C and Series D Preferred Stock shall be entitled to receive out of available proceeds an amount per share equal to its original issue price, plus all declared and unpaid dividends on each such share, minus the aggregate amount of dividends paid with respect to each share of Series C and Series D Preferred Stock before any payment shall be made or any assets distributed to the holders of the other series of Preferred Stock or the common stock. If, upon such liquidation, dissolution or winding up of the Company, or deemed liquidation event, the assets to be distributed among the holders of the Series C and Series D Preferred Stock are insufficient to permit the payment to such holders of the full liquidation preference for their shares, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series C and Series D Preferred Stock at the time outstanding based upon the aggregate liquidation preference.
After the full payment of the liquidation preference for Series C and Series D Preferred Stock, the holders of each other series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
13. Capitalization (Continued)
Liquidation (Continued)
the proceeds of the liquidation event to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable original issue price for such series of Preferred Stock, plus declared but unpaid dividends of such share. If the proceeds are insufficient to permit payment of the full preferential amount to the holders, then the legally available proceeds for distribution shall be distributed ratably among the preferred stockholders in proportion to the full preferential amount that each holder is otherwise entitled to receive. Upon completion of the distribution of the Preferred Stock liquidation preference, the remaining proceeds available for distribution to stockholders shall be distributed among the common stockholder’s pro rata based on the number of shares of common stock held by each.
A liquidation event is deemed to include the Company’s sale, transfer, exclusive license, or other disposition of all or substantially all of its assets, or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of at least a majority of the Company’s voting power, or a liquidation, dissolution or winding up of the Company.
Voting
Each holder of outstanding shares of the Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
The holders of Series A Preferred Stock, voting as a separate class, are entitled to elect one director of the Company (“Series A Director”). The holders of Series B Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock, voting as a single class, are entitled to elect one director of the Company (“Series B Director”). The holders of Series C Preferred Stock, voting as a separate class, are entitled to elect one director of the Company (“Series C Director”). The holders of common stock, voting as a separate class, are entitled to elect one director of the Company (“Common Director”).
Dividends
Dividends are payable when and if declared by the Board of Directors. The right to receive dividends is not cumulative and does not accrue if dividends are not declared and paid in any prior year. To date, no dividends have been declared by the Board of Directors. The Company has a bonus/dividend plan in which the Board has the right (but not obligation) to declare up to 25% of the prior fiscal year’s net income payable to (i) the holders of Preferred Stock and common stock and (ii) service providers of the Company. The portion of the bonus/dividend pool payable to the holders of the holders of Preferred Stock and common stock will be paid on a fully diluted, as-converted basis. No dividends shall be paid under the bonus/dividend plan to holders of common stock until all holders of Preferred Stock have been paid.
Redemption
Shares of Series C Preferred Stock shall be redeemable, prior and in preference to the other series of Preferred Stock and the shares of common stock, beginning on the sixth anniversary of the date that the first share of Series C Preferred Stock was issued. Within 60 days after the receipt by the Company of a written request from the holders of not less than a majority of the then outstanding shares of Series C Preferred Stock, the Company shall redeem, in three equal annual installments, the then outstanding shares of Series C Preferred Stock by paying cash equal to the Original Issue Price plus all declared and unpaid dividends on such shares.
Shares of Series A, B, B-1, and B-2 Preferred Stock are redeemable by the holders on a pari passu basis prior and in preference to the shares of common stock at any time after the sixth anniversary of the date the first share for each respective series of Preferred Stock was issued. Within 60 days after the receipt by the Company of a written request from the holders of not less than a majority of the then outstanding shares of such series,

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
13. Capitalization (Continued)
Redemption (Continued)
the Company shall redeem, in three equal annual installments, the then outstanding shares of such series of Preferred Stock by paying cash equal to the Original Issue Price, plus all declared and unpaid dividends on such shares.
The deemed liquidation preference provisions of the Preferred Stock and the redemption features described above are considered contingent redemption provisions that are not solely within the control of the Company. The Preferred Stock is therefore presented separate from and outside of stockholder’s equity in a manner consistent with temporary equity.
14. Stock-Based Compensation
Stock-Based Award Plans
We currently maintain the 2021 Equity Incentive Plan (“2021 Plan”), which was adopted on May 25, 2021. In connection with the effectiveness of our 2021 Plan, the previously maintained 2009 Equity Incentive Plan (“2009 Plan”) terminated and no further awards will be granted under the 2009 Plan. However, all outstanding awards continue to be governed by their existing terms. The remaining 1,705,134 shares authorized and available for issuance under the 2009 plan at the date of adoption of the 2021 Plan were contributed to the total shares authorized and available under the 2021 Plan. Additionally, in connection with the QuickFrame acquisition, the Company assumed the QuickFrame Equity Incentive Plan (“QuickFrame Plan”), under which the outstanding options were replaced with new options at the consummation of the acquisition, as outlined in the merger agreement. Refer to Note 7, “Business Combinations” for a description of the options exchanged in association with the QuickFrame acquisition.
The 2021 Plan permits the grant of incentive stock options, restricted stock or the right to purchase restricted stock, restricted stock units, and other stock-based awards to employees, directors and consultants at the sole discretion of the Board of Directors.
The Company’s Board of Directors administers the 2021 Plan, selects the individuals to whom options will be granted, and determines the number of options to be granted and the term and exercise price of each option. Incentive stock options granted pursuant to the terms of the 2021 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant (110% if the award is issued to a 10% or more stockholder of the Company). Options generally vest over four years, with 25% vesting after one year, and the remaining 75% vesting monthly over the next three years. Collectively, under the 2021 Plan and 2009 Plan, the Company was authorized to grant stock options and restricted stock to purchase up to 31,450,820 shares of common stock as of December 31, 2021. Options to purchase a total of 19,856,547 shares of our common stock were outstanding under the plans and 3,913,983 shares remained available for issuance.
Stock Options
The QuickFrame Plan was assumed as part of the acquisition completed on December 30, 2021, which includes 1,293,857 options outstanding, of which 997,852 are exercisable, at weighted average exercise prices of $7.62 per share and $7.68 per share, respectively. The weighted average fair value of the options immediately upon the acquisition closing was $12.30 per share. The stock-based compensation attributable to the options included in the Company’s consolidated statement of operations was immaterial for the year ended December 31, 2021. As of December 31, 2021, total remaining stock-based compensation expense for the QuickFrame options was $1.5 million, which is expected to be recognized over a weighted average period of 1.2 years. Refer to Note 7, “Business Combinations” for more information on the acquisition of QuickFrame. The QuickFrame Plan activity is excluded from the disclosures below.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
14. Stock-Based Compensation (Continued)
Stock Options (Continued)
A summary of the Company’s stock option activity, excluding the Performance Options discussed further below, under the 2009 Plan and 2021 Plan for the year ended December 31, 2021 is as follows:
	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
Outstanding at January 1, 2021	4,225,386	$0.91	5.9
Granted	11,667,106	4.55
Exercised	(1,141,956)	0.81
Forfeited	(1,980,235)	2.78
Outstanding at December 31, 2021	12,770,301	$3.96	8.8
Exercisable at December 31, 2021	2,596,771	$1.09	5.7
Vested and expected to vest at December 31, 2021	10,036,192	$3.76	8.6
The weighted-average grant-date fair value per share of options granted was $5.71 and $0.81 for the years ended December 31, 2021, and 2020. The total intrinsic value of options exercised was $10.0 million and $25 thousand for the years ended December 31, 2021, and 2020. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each option. There were no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2021 and 2020.
On August 25, 2021, a related party transaction took place in which three employees, including the Company’s CFO and COO, early exercised their outstanding stock options for a total of 2,032,429 shares of common stock. However, the exercises were paid via issuance of promissory notes, and as a result, the Company concluded that the early exercises of the stock options will continue to be accounted for as a stock option grant until the time that the notes are repaid. Accordingly, the shares are included in the option activity table above as unexercised options. The shares are considered legally issued and outstanding, but are not reflected as outstanding shares on the consolidated balance sheet and are excluded from the denominator of basic earnings per share. Because the transaction represents an early exercise, the unvested portion are legally considered restricted stock.
In November 2021, the Company entered into option cancellation agreements to cancel 526,433 outstanding employee stock options, which are included in forfeitures, in exchange for $11.7 million in consideration paid. The cancellations of the stock option awards were viewed as a settlement of the award, with the excess consideration paid over the settlement date fair value being recognized as additional compensation cost. As a result, $4.5 million of expense related to consideration paid for option cancellations was included in stock-based compensation expense for the year ended December 31, 2021.
The weighted average assumptions that were used to calculate the grant date fair value of the Company’s stock option grants for the years ended December 31, 2021, and 2020 was as follows:
	Year Ended December 31,
	2021	2020
Expected dividend yield	0%	0%
Expected stock price volatility	62.4%	48.3%
Risk-free interest rate	0.62% - 1.39%	0.28%-1.52%
Expected term (years)	5.3 - 6.1	5.0-6.1

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
14. Stock-Based Compensation (Continued)
Stock Options (Continued)
Performance Stock Options
On August 25, 2021 the Company granted market-based performance stock-options to the Company’s CEO (the “Performance Options”) under the 2021 Plan to purchase 7,086,246 shares at an exercise price of $3.79. The stock options vest in seven different tranches upon the Company achieving stock price hurdles between $25.40 and $508.04 per share over a maximum term of 10 years. No Performance Options were exercised, forfeited or expired as of December 31, 2021. Additionally, none of the Performance Options were exercisable. As of December 31, 2021, all 7,086,246 options remained outstanding, with a weighted average contractual life of 9.6 years.
The grant date fair value of the Performance Options was $36.6 million, which was estimated using a Monte-Carlo simulation model using the following assumptions:
Expected dividend yield	0%
Expected volatility	80%
Risk-free interest rate	1.35%
The related stock-based compensation expense for the Performance Options is expected to be recognized on a graded-vesting basis over a derived service period of approximately seven years, but may be accelerated if the vesting criteria are fulfilled prior to the estimated performance period.
During the year ended December 31, 2021, the Company recognized $4.4 million of stock-based compensation related to these Performance Options. At December 31, 2021, the Company had unrecognized stock-based compensation expense relating to the Performance Options of $32.2 million, which is expected to be recognized over a weighted-average period of 3.8 years.
Restricted Stock
On August 25, 2021, the company executed restricted stock purchase agreements with three individuals, totaling 3,141,568 shares. The vesting commencement date began June 23, 2021, and the shares vest equally over each monthly anniversary of the vesting commencement date for 48 months. However, the purchase agreements were executed in conjunction with the issuance of promissory notes for the amounts owed. Accordingly, the shares are considered legally issued and outstanding, but are not reflected as outstanding shares on the consolidated balance sheet and are excluded from the denominator of basic earnings per share until such time that the promissory notes have been paid.
The weighted-average grant date fair value per share of the restricted stock was $5.91 per share. Stock-based compensation expense related to the restricted stock was $2.0 million for the year ended December 31, 2021. Unrecognized stock comp expense related to the restricted stock as was $16.5 million, which the company expects to recognize over a weighted-average period of approximately 3.5 years.

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
14. Stock-Based Compensation (Continued)
Stock-Based Compensation Expense
Total stock-based compensation expenses recognized in the consolidated statements of operations is as follows:
	Year Ended December 31,
	2021	2020
Cost of revenues	$112	$29
Technology and development	282	73
Sales and marketing	895	64
General and administrative	18,066	329
Total	$19,355	$495
As of December 31, 2021, total remaining stock-based compensation expense for all equity awards, including the Performance Options, and the early exercises and restricted stock paid via promissory notes, was $100.3 million, which is expected to be recognized over a weighted average period of 3.6 years.
15. Income Taxes
The components of income tax expense (benefit) for years ended December 31, 2021 and 2020 were as follows (in thousands):
	Year Ended December 31,
	2021	2020
Current
Federal	$2,169	$(1)
State	1,409	186
	3,578	185
Deferred
Federal	(5,737)	—
State	(2,435)	—
	(8,172)	—
Total income tax expense	$(4,594)	$185
A reconciliation of income tax expense to the amount computed at the federal statutory rate for year ended December 31, 2021 and 2020 were as follows (in thousands):
	Year ended December 31,
	2021	2020
Tax provision at U.S. Federal statutory rates	21.0%	21.0%
State income taxes net of federal benefit	(1.3)%	2.7%
Non-deductible permanent items	(7.0)%	9.5%
Stock options	(5.0)%	1.8%
FIN 48	(4.9)%	4.3%
Change in valuation allowance	20.1%	(34.3)%
Other	1.6%	(0.2)%
Effective income tax rate	24.5%	4.8%

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
15. Income Taxes (Continued)
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows (in thousands):
	As of December 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts	$349	$166
Accrued liabilities	2,210	418
Net operating loss carryforwards	3,553	4,157
Stock-based compensation	3,530	83
Lease liability	496	773
Fixed assets	80	53
Other	192	5
Total gross deferred tax assets	10,410	5,655
Valuation allowance	—	(3,757)
	10,410	1,898
Deferred tax liabilities
Right-of-use assets	(340)	(732)
Intangible assets	(10,367)	(1,166)
Total gross deferred tax liabilities	(10,707)	(1,898)
Net deferred income taxes	$(297)	$—
As of December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately $10.3 million and $13.0 million, respectively. As of December 31, 2021 and 2020, the Company had state net operating loss carryforwards of approximately $21.4 million and $17.3 million, respectively. These net operating loss carry-forwards will begin to expire in 2037 for federal and state purposes. As a result of prior ownership changes, the utilization of certain net operating loss carryforwards are subject to annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state provisions. Any net operating losses or credits that would expire unutilized as a result of Section 382 and 383 limitations have been removed from the table of deferred tax assets and the accompanying disclosures of net operating loss carryforwards.
The Company regularly assesses the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. The Company evaluates and weighs all available positive and negative evidence such as historical results, future reversals of existing deferred tax liabilities and projected future taxable income. The assessment requires significant judgment and is performed in each of the applicable jurisdictions. The Company had a valuation allowance of $3.8 million as of December 31, 2020, which was primarily related to net operating loss carryforwards. During 2021, in part because the Company had taxable income and is projecting future reversals of temporary differences generated by current year acquisitions, the Company determined that there was sufficient positive evidence to conclude that it would be more likely than not that existing deferred tax assets would be realized. Therefore, the Company reduced the valuation allowance to $0 for the year ended December 31, 2021. The Company will continue to evaluate the need for valuation allowances for its deferred tax assets.
As of December 31, 2021 and 2020, the Company has recorded unrecognized tax benefits of $1.1 million and $0.2 million, respectively, related to its unrecognized tax position. The Company’s unrecognized tax position

MNTN Digital, Inc.
Notes to Consolidated Financial Statements (Continued)
15. Income Taxes (Continued)
is related to the Company having income tax nexus in states where it is not yet filing income tax returns. Any interest and penalties related to uncertain tax positions are recorded in income tax expense. For the years ended December 31, 2021 and 2020, the Company recognized $0.2 million and $0, respectively, in interest and penalties related to unrecognized tax positions. The Company does not anticipate material unrecognized tax benefits within the next twelve months. A reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2021, and 2020 is as follows:
	Year ended December 31,
	2021	2020
Unrecognized tax benefits, beginning of period	$165	$—
Gross increases related to prior period tax positions	32	—
Gross increases related to current year tax positions	878	165
Unrecognized tax benefits, end of period	$1,075	$165
The Company is subject to U.S. federal income tax as well as income tax in multiple state tax jurisdictions. The Company’s federal income tax return is open to audit under the statute of limitations for the years ended December 31, 2018 through 2021, and state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2017 through 2021.
16. Subsequent Events
The Company evaluated subsequent events through March 28, 2022, the date the Company’s financial statements were available to be issued, and determined there were no subsequent events requiring disclosure.

Independent Auditors’ Report
The Board of Directors
QuickFrame, Inc.:
We have audited the accompanying financial statements of QuickFrame, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QuickFrame, Inc. as of December 31, 2020, and 2019, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Los Angeles, California
January 26, 2022

QuickFrame, Inc.
Balance Sheets
(In thousands, except par value and share amounts)
	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$1,635	$1,701
Accounts receivable, net	2,412	1,658
Contract assets	179	76
Prepaid expenses and other current assets	22	—
Total current assets	4,248	3,435
Other non-current assets	1,499	806
Total assets	$5,747	$4,241
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,076	$109
Accrued expenses and other current liabilities	40	46
Contract liabilities	930	340
Debt	852	—
Total current liabilities	2,898	495
Total liabilities	2,898	495
Commitments and contingencies (Note 6)
Convertible Preferred stock; $0.00001 par value; 18,181,560 and 17,504,090 shares authorized at December 31, 2020 and 2019, respectively; 17,825,890 and 15,895,099 shares outstanding at December 31, 2020 and 2019, respectively	11,665	8,815
Stockholders’ deficit:
Common stock, $0.00001 per share par value; 46,818,440 and 45,000,000 shares authorized at December 31, 2020 and 2019, respectively; 21,348,335 and 21,580,293 shares issued and outstanding at December 31, 2020 and 2019, respectively	2	2
Additional paid-in capital	193	33
Accumulated deficit	(8,786)	(5,104)
Treasury stock, at cost, 231,958 shares	(225)	—
Total stockholders’ deficit	(8,816)	(5,069)
Total liabilities, convertible preferred stock and stockholders’ deficit	$5,747	$4,241
The accompanying notes are an integral part of these financial statements.

QuickFrame, Inc.
Statements of Operations
Years Ended December 31, 2020 and 2019
(In thousands)
	For the Year Ended December 31,
	2020	2019
Revenues	$4,748	$2,680
Cost of revenues	1,518	904
Gross profit	3,230	1,776
Operating expenses:
Technology and development	628	1,317
Sales and marketing	4,243	2,145
General and administrative expenses	2,078	1,685
Total operating expenses	6,949	5,147
Loss from operations	(3,719)	(3,371)
Other income (expense):
Interest expense	(6)	—
Other (expense) income	(2)	24
Total other (expense) income	(8)	24
Loss before income tax provision	(3,727)	(3,347)
Income tax benefit (expense)	45	(8)
Net loss	$(3,682)	$(3,355)
The accompanying notes are an integral part of these financial statements.

QuickFrame, Inc.
Statements of Changes in StockholderS’ Deficit
Years Ended December 31, 2020 and 2019
(In thousands, except share amounts)
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Amount	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	12,252,705	$4,910	21,580,293	$2	$6	$(1,749)	$—	$(1,741)
Stock-based compensation	—	—	—	—	27	—	—	27
Issuance of preferred stock	3,642,394	3,905	—	—	—	—	—	—
Net loss	—	—	—	—	—	(3,355)	—	(3,355)
Balance at December 31, 2019	15,895,099	8,815	21,580,293	2	33	(5,104)	—	(5,069)
Stock-based compensation	—	—	—	—	160	—	—	160
Issuance of preferred stock	1,930,791	2,850	—	—	—	—	—	—
Repurchase of common stock	—	—	(231,958)	—	—	—	(225)	(225)
Net loss	—	—	—	—	—	(3,682)	—	(3,682)
Balance at December 31, 2020	17,825,890	$11,665	21,348,335	$2	$193	$(8,786)	$(225)	$(8,816)
The accompanying notes are an integral part of these financial statements.

QuickFrame, Inc.
Statements of Cash Flows
Years Ended December 31, 2020 and 2019
(In thousands)
	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(3,682)	$(3,355)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	160	27
Amortization expense	231	101
Provision for bad debt	40	—
Other	6	—
Changes in assets and liabilities:
Accounts receivable	(794)	(868)
Contract assets	(103)	32
Prepaid expenses and other current assets	(19)	—
Other non-current assets	(35)	1
Accounts payable	967	78
Accrued expenses and other current liabilities	(6)	22
Contract liabilities	590	338
Net cash used in operating activities	(2,645)	(3,624)
Cash flows from investing activities
Capitalized internal use software costs	(886)	(578)
Net cash used in investing activities	(886)	(578)
Cash flows from financing activities
Proceeds from debt	846	—
Repurchases of common stock	(225)	—
Proceeds from issuance of preferred stock	2,850	3,905
Debt issuance costs	(6)	—
Net cash provided by financing activities	3,465	3,905
Decrease increase in cash and cash equivalents	(66)	(297)
Cash and cash equivalents, beginning of year	1,701	1,998
Cash and cash equivalents, end of year	$1,635	$1,701
Supplemental disclosure of cash flow information
Cash paid for income taxes	$9	$11
The accompanying notes are an integral part of these financial statements.

QuickFrame, Inc.
Notes to Financial Statements
1. Description of Business
Organization
QuickFrame, Inc. (the “Company”) is a Video-as-a-Service solution provider that makes video creation data-driven, fast and affordable. The Company’s Video-as-a-Service platform was designed to address the production costs, the management complexities, as well as the performance challenges of traditional video production.
The Company creates and operates an online marketplace that connects brand customers with content creators. The Company’s primary technology platform, the Global Video Hub platform, enables the production of a constant stream of high-performing video, unlocking agile creative testing, audience-targeted content, and platform-specific video. The Company’s solutions cater to a variety of companies in need of video services, including brands, publishers, public services, nonprofits media, and creative agencies.
The Company’s platform serves as an extension or complementary partner to brand customers to increase production bandwidth, expand into new and different styles (e.g., animated video series, drone footage), and provide localized production resources. The Company’s platform brings data to the beginning of every video production, enabling higher performing content and faster turnaround times. This machine-learning-powered technology analyzes video creative from any platform, and identifies creative attributes, and then correlates these attributes to video performance.
Liquidity and Capital Resources
The Company has historically incurred losses from operations and cash outflows from operating activities and has an accumulated deficit as of December 31, 2020 of approximately $8.4 million. As of December 31, 2020, the Company had $1.6 million in cash and cash equivalents. The Company has historically been financed primarily through proceeds from operations and the sale of preferred stock. In 2020, the Company obtained a loan under the Paycheck Protection Program (“PPP”) established under the CARES Act as administered by the U.S. Small Business Administration (“SBA”) to increase the Company’s cash position and help preserve its financial flexibility.
As more fully described in Note 10, the Company became a wholly owned subsidiary of MNTN Digital, Inc., effective December 30, 2021. MNTN Digital, Inc. agreed to provide adequate financial support to the extent necessary to enable the Company to meet its continuing operating liabilities, as well as any known liabilities on the Company’s balance sheet through and up to January 31, 2022, as and when they fall due.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared in accordance with generally accepted accounting standards and principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements is set forth below.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
the reporting period. Actual results may differ from estimates provided and there may be changes to those estimates in future periods. Changes in estimates are recorded in the period in which they become known.
On an ongoing basis, management evaluates its estimates, including those related to revenue recognition and variable consideration, assumptions in the valuation of common stock, allowance for doubtful accounts assumptions, assumptions used in the Black-Scholes model to determine the fair value of stock options, estimated useful life of internal use software, and the recognition and disclosure of contingent liabilities. These estimates are based on historical data and experience, as well as various factors that management believes to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
The Company may engage third party valuation specialists to assist with estimates related to the valuation of its common stock. Such estimates require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. By their nature, estimates are subject to inherent degree of uncertainty and actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any short-term or long-term investments at December 31, 2020 or 2019. Cash and cash equivalents primarily consist of cash on deposit with banks. Cash equivalents are carried at cost, which approximates their fair market value.
Concentration of Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.
Cash and cash equivalents are maintained at primarily two financial institutions. At times, cash accounts may exceed Federal Deposit Insurance Corporation (“FDIC”) limits. The Company has not experienced any losses in such accounts. Management believes that the financial institutions that hold the Company’s cash are financially sound.
The Company provides services to customers who operate in most industry sectors. The Company grants credit terms in the normal course of business to certain customers. Typical payment terms are “net 30.” The Company regularly monitors collections and payments from customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Estimated losses are based on historical experience and any specific customer collection issues identified.
For the years ended December 31, 2020 and 2019, no customer accounted for more than 10% of revenues, accounts receivable or accounts payable.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are comprised principally of receivables due from its brand customers. The Company carries its accounts receivable at invoiced amounts less allowances for bad debts. In estimating the allowance for accounts receivable, the Company evaluates a combination of factors such as recent payment history for specific customers, the age of current outstanding account balances, customer concentrations, customer creditworthiness, industry trends and economic conditions. The Company generally does not require any security or collateral to support its accounts receivable.
Software Development Costs
In accordance with ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
platforms. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects. Software development costs that do not qualify for capitalization, as further discussed below, are expensed as incurred and recorded in Technology and development expenses in the statements of operations.
Software development activities typically consist of three stages: (1) the planning phase; (2) the application and infrastructure development stage; and (3) the post implementation stage. Costs incurred in the planning and post implementation phases, including costs associated with the post-configuration training and repairs and maintenance of the developed technologies, are expensed as incurred. The Company capitalizes costs associated with software developed when the preliminary project stage is completed, management implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and perform as intended. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete and the software is ready for its intended purpose. Software development costs are amortized using a straight-line method over the estimated useful life, commencing when the software is ready for its intended use. The straight-line recognition method approximates the manner in which the expected benefit will be derived.
The Company reviews the software development costs for impairment when circumstances indicate that their carrying amounts may not be recoverable. If events and circumstances have occurred that indicate the carrying value is not recoverable, the Company recognizes an impairment loss for the excess of carrying value over the fair value in its statements of operations.
The Company does not transfer ownership of its internally developed software, or lease its software, to third parties.
Leases
In February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which supersedes the current lease guidance under ASC 840. Topic 842 increases transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements for both lessees and lessors. Management adopted Topic 842 on January 1, 2019, electing to use the package of practical expedients permitted under the transition guidance which allows for the carry forward of historical lease classification for existing leases on the adoption date and does not require the assessment of existing lease contracts to determine whether the contracts contain a lease or initial direct costs. Prior periods were not retrospectively adjusted.
There was no impact to accumulated deficit, total stockholders’ deficit and net assets on adoption of ASC 842 on January 1, 2019. See Note 7 for additional information.
Fair Value of Financial Instruments
The Company follows ASC 820, Fair Value Measurements, in accounting for fair value measurements. ASC 820 defines fair value and prescribes a framework for measuring fair value in accordance with existing generally accepted accounting principles. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:
•
Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
•
Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•
Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Observable inputs are based on market data obtained from independent sources.
The Company does not have any Level 1, 2 or 3 financial assets or liabilities. The respective carrying values of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable, contract liabilities, and accrued expenses. The fair value of the Company’s long-term debt approximates the carrying value based upon borrowing rates available to the Company with similar terms.
Treasury Stock
The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of Stockholders’ Deficit.
Revenue Recognition
The Company generates revenue from the following primary sources: (1) revenue from its production services when a brand customer pays the Company to manage the production and facilitate the production of the videos and other similar content (e.g., still photos, audio files, logo, etc.) (collectively, the “videos”) based on specifications provided by the brand customer (“Production Services”); (2) revenue from fees charged to its brand customers to access the Company’s Global Video Hub and Lumiere platform (“Platform Fee”); and (3) revenue derived from other fees such as when brand customer spend on the Company’s platform is below certain minimum thresholds (“Other”).
Brand customers can enter into a contract with the Company either as a subscription service (“Subscription”) or based on an individual project (“Transactional’’). Typically, brand customers that have multiple production needs, brands or products, sign up for the Subscription service. Transactional customers are buyers that have a single production need or a single brand or product.
On January 1, 2019, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method, under which comparative periods were not restated and the cumulative effect of applying the standard was recognized at the date of initial adoption on January 1, 2019. Under the modified retrospective method, the Company only applied the new standard to contracts that were not completed as of January 1, 2019. Overall, the adoption of ASC 606 did not have a material impact on the timing of revenue or expense recognition.
Revenue is recognized when a customer obtains control of promised goods or services (the performance obligation) in an amount that reflects the consideration the Company’s expects to receive in exchange for those goods or services (the transaction price). To determine revenue recognition, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as or when we satisfy the performance obligation. The five-step model is only applied to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are distinct performance obligations. The Company then assesses whether it acts as an agent or a principal for each

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
identified performance obligation. The Company does not engage in contracts that are longer than one year. Therefore, the Company does not capitalize costs to obtain its customer contracts as these amounts generally would be recognized over a period of less than one year and are not material.
The Company’s customer contracts are individually negotiated and, accordingly, the terms of customer contracts can vary. The Company maintains separate arrangements with each brand customer and content creator either in the form of a master agreement or terms of service, which specify the terms of the relationship and access to its platforms, or by statement of work, which specifies the price and the services to be performed, along with other terms. The Company’s subscription contracts generally provide for termination by either party on relatively short notice, usually 30-90 days. The payment terms vary by customer, and the time between invoicing date and due date is typically not significant.
Production Services Revenue
For the Company’s Production Services revenue, the Company enters into an agreement to facilitate the matching of brand customers and content creators in the Company’s platform to create, and provide a service of, producing the videos. The Company is responsible for the overall management of the production, including the delivery of the videos based on specifications provided by the brand customer. The Company’s platform controls the contracting, description of services, acceptance of and payment for the requested services. The Company’s services are performed to satisfy the Company’s sole performance obligation, which is to connect brand customers and content creators in the Company’s platform to facilitate the production of the videos. Revenue is recognized when the video is completed by the content creator and accepted by the brand customer or verified as delivered in the platform and the Company’s obligation to match the brand customers and content creators is completed.
The transaction price is determined based on the fixed fee stated in the statement of work. In a majority of the Company’s subscription contracts, the arrangements include variable consideration provisions, which include tiered pricing structures and vendor rebates based on brand customer spend. Variable consideration is estimated and included in total consideration at contract inception based on either the expected value method or the most likely outcome method. These estimates are based on historical award experience, anticipated brand customer spend, and other factors known at the time.
Based on the Company’s evaluations, the Company concluded that they do not control the good or service provided by content creators to the brand customers as the Company does not control or otherwise obtain control of the deliverable prior to its transfer to the brand customer. The Company does not integrate services provided by the content creators with the Company’s production services as these services were considered immaterial in the context of the contract. In addition, the Company does not provide any creative concepting or scripting as those services are provided to brand customers by the content creators, nor does the Company have inventory risk. While the Company facilitates setting the price for the content creator services, the brand customers and content creators have the ultimate discretion in accepting the transaction price. This indicator alone does not result in the Company controlling the services provided to brand customers. Accordingly, the Company recognizes revenue on a net basis.
Platform Fee Revenue
The Company’s subscription arrangements provide customers the right to access its hosted software platforms. Brand customers do not have the right to take possession of the Company’s software during the hosting arrangement. Contracts for subscription customers generally have a term of one year and provide for termination by either party without penalty on relatively short notice, usually 30-90 days. These subscription arrangements are considered stand ready obligations and as such, these subscription arrangements are treated as a single performance obligation. The Company invoices customers monthly for access to the Platform in the relevant period. As the contracts provide for termination by either party on a relatively short notice, the

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Company applies the ‘as-invoiced’ practical expedient and will recognize revenue as invoiced to the customer as this corresponds directly with the value to the customer of the Company’s stand-ready obligation to provide access to the Platform. Transactional customers have access to the platform only for their single production need. Content creators access the Platform for free and the Company has no performance obligations to the content creators. As a result, the content creators are not considered the Company’s customers.
Other Fees Revenue
Other fees revenue is generated when fees are charged to the Company’s subscription platform users primarily related to monthly committed production spend. These fees are recognized within the month they relate to.
Cost of Revenues
Cost of revenues consists primarily of third-party creator costs, amortization of software costs for the development of the Company’s platforms, and personnel costs. Personnel costs included in cost of revenues include salaries, benefits, bonuses and stock-based compensation, and are primarily attributable to personnel in the Company who support the Company’s customers and platform. The Company capitalizes costs associated with software that is developed or obtained for internal use and amortizes the costs associated with its revenue-producing platform in cost of revenues over their estimated useful lives.
Technology and Development Costs
Technology and development costs consist of facility related costs, and personnel related costs (including salaries, bonuses, benefits and stock-based compensation) involved in the development and operation of the Company’s website and mobile applications, along with costs of running the website and mobile applications. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with software development that qualifies for capitalization, which are then recorded as capitalized software development costs included in other non-current assets on the Company’s balance sheet.
Advertising Expense
Advertising costs are charged to expense as they are incurred, including payments to content creators to promote the Company. Advertising costs charged to operations for year ended December 31, 2020 and 2019 were approximately $75,000 and $11,000, respectively. Advertising costs are included in sales and marketing expense in the accompanying consolidated statements of operations.
Restructuring Charges
Costs and liabilities associated with management-approved restructuring activities are recognized when they are incurred. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. For the years ended December 31, 2020 and 2019, the Company recognized severance-related charges of $66,000 and $33,000, respectively. Severance-related charges are primarily recorded in general and administrative expense in the Statements of Operations.
Stock-Based Compensation
The Company recognizes compensation expense related to employee stock option grants in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”).
The Company measures stock-based compensation costs for stock options granted to employees at their grant date estimated fair value, which is determined by applying the Black-Scholes option pricing model. The Black-Scholes option-pricing model requires the Company to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
The Company uses the simplified method to estimate the expected term of employee stock options, because it does not believe historical exercise data will provide a reasonable basis for estimating the expected term for the current share options granted. The simplified method assumes that employees will exercise share options evenly between the period when the share options are vested and ending on the date when the options would expire. The risk-free interest rate used is based on the implied yield in effect at the time of grant of U.S. Treasury securities with maturities similar to the expected term of the options. The expected volatility is based on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market-capitalization data. The dividend yield is zero as the Company has not declared or paid any dividends to date and does not currently expect to do so in the future.
Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. Stock-based compensation expense is recorded net of actual forfeitures.
The Company elected to early adopt the guidance included under ASU 2018-07, stock-based compensation issued to non-employees and consultants. Stock-based payments to non-employees are measured at grant-date fair value of the equity instruments that the Company is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee stock-based payment awards are measured at the grant date.
Income Taxes
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets when it is determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.
The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.
Comprehensive Loss
ASC 220, Comprehensive Income, establishes standards for the reporting and presentation of comprehensive loss and its components in the financial statements. For the years ended December 31, 2020 and December 31, 2019, the Company had no other comprehensive income or loss items; therefore, comprehensive loss equals net loss. Accordingly, the Company has not included a separate statement of comprehensive loss in the financial statements.
Recently Issued Accounting Pronouncements
In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”), which amends the effective date for certain issues (credit loss, hedging, and leases) for Smaller Reporting Companies (“SRC”). The adoption of ASU 2019-10, in relation to leases, is effective for annual periods beginning after December 15, 2020 for nonpublic entities. The Company is currently assessing the impact this guidance will have on its financial statements.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing the exceptions to the incremental approach for intra-period tax allocation in certain situations, the requirement to recognize a deferred tax liability for a change in the status of a foreign investment, and the general methodology for computing income taxes in an interim period when year-to date loss exceeds the anticipated loss for the year. The amendments also simplify the accounting for income taxes with regard to franchise tax, the evaluation of step up in the tax basis goodwill in certain business combinations, allocating current and deferred tax expense to legal entities that are not subject to tax and enacted change in tax laws or rates. The Company is currently assessing the impact this guidance will have on its financial statements.
In August 2020, the FASB issued ASU No. 2020-06 (ASU 2020-06) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. For public business entities that are not smaller reporting companies, ASU 2020-6 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years.
3. Revenue from Contracts with Customers
Substantially all of the Company’s revenue is recognized at a point-in-time. Specifically, for the Company’s Production Services revenue, revenue is recognized when the video is completed by the content creator and accepted by the brand customer or verified as delivered in the platform. For the Company’s Platform and Other fees, revenue is recognized within the month they relate to the corresponding services.
Contract Balances
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers reported in the Company’s balance sheet (in thousands):
	December 31, 2020	December 31, 2019
Accounts receivable, net	$2,412	$1,658
Contract assets	179	76
Contract liabilities	930	340
Accounts receivable, net are recognized when the receipt of consideration is unconditional.
Contract assets are primarily comprised of production services costs that have been incurred but have not yet been billed to customers, as well as fees that have been earned which have not yet been billed to customers. Substantially all unbilled fees and costs will be billed within the next 30 days.
Contract liabilities relate to consideration received from customers in advance of the Company satisfying performance obligations under the terms of the contracts, which will be earned in future periods. The Company typically invoices a portion of the transaction price as videos are requested (e.g., videos green-lit) with the remainder due upon delivery of the video.
The Company does not capitalize costs to obtain its customer contracts given their general duration of less than one year, and the amounts are not material. As a practical expedient, the Company expenses the costs of sales commissions that are paid to its sales force associated with obtaining contracts less than one year in length in the period incurred.
Remaining Performance Obligations
As the Company typically enters into contracts that are one year or less in length, the remaining performance obligations at December 31, 2020 and December 31, 2019 are equal to the contract liabilities disclosed above.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
3. Revenue from Contracts with Customers (Continued)
Therefore, the Company recognized substantially all of the contract liabilities recorded at the end of the year in the following year.
4. Accounts Receivable
Accounts receivable comprise the following (in thousands):
	December 31, 2020	December 31, 2019
Accounts receivable	$2,458	$1,664
Less: Allowance for doubtful accounts	(46)	(6)
Accounts receivable, net	$2,412	$1,658
At December 31, 2020 and 2019, the accounts receivable allowance was $46,000 and $6,000 respectively. The Company believes that this estimate is reasonable, but there can be no assurance that the estimate will not change as a result of a change in economic conditions or business conditions within the industry, the individual customers or the Company.
Pursuant to a factoring agreement dated June 10, 2020, Amerisource Funding Inc. (“Amerisource”) acts as the Company’s factor for the majority of receivables, which are sold with recourse on a pre-approved basis. The facility is used by the Company for ongoing working capital needs. Maximum funding under the Amerisource agreement is $1,250,000 but could be increased based on growth and working capital needs. The Company also pays to Amerisource a monthly collateral management fee of five tenths percent (0.500%) based on the maximum funding amount. The Company pays Amerisource on a monthly basis an interest rate equal to the prime rate plus one percent (1.00%) per annum based on the average outstanding balance of all funds employed for all present and future obligations owed by the Company to Amerisource. The prime rate of interest shall be determined as published and updated from time to time in the Wall Street Journal, but in no event shall be less than 3.25% per annum. The Company’s obligations are collateralized by substantially all of the Company’s assets. The Company also pays an annual commitment fee of 1.000% based on the revolving credit facility account limit. The factoring agreement matures 2 years from the initial date of funding. An early termination penalty of 3% of the revolving credit facility account limit if there are more than twelve months remaining until the maturity date at the time of termination; 2% if less than twelve months remain until maturity at the time of termination. The early termination penalty is waived if the Company refinances the Amerisource facility with traditional (non-ABL) bank financing after 12 months, subject to sixty (60) day written notice in advance of the termination/payoff event. For the year ended December 31, 2020, there were no advances to (from) Amerisource.
5. Internal Use Software, Net
Internal use software, net consists of the following (in thousands):
	December 31, 2020	December 31, 2019
Internal use software	$1,785	$899
Less: Accumulated amortization	(356)	(128)
Internal use software, net	$1,429	$771
The Company developed its web-based platform to enable video production on a greater scale. The Company continues to add new features and additional functionality to its platform. The Company capitalized software development costs of $886,000 and $578,000 during the years ended December 31, 2020 and 2019, respectively, which is included in other non-current assets on the Company’s balance sheet.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
5. Internal Use Software, Net (Continued)
The Company is amortizing the internal use software over a period of 60 months. Amortization expense for internal use software was $228,000 and $101,000 for the years ended December 31, 2020 and 2019, respectively, and is included in Cost of Revenues on the Company’s statements of operations.
Future amortization expense of the Company’s internal use software as of December 31, 2020 is expected to be as follows for the years ending December 31 (in thousands):
2021	$357
2022	353
2023	334
2024	256
2025	129
Total future amortization expense	$1,429
6. Paycheck Protection Program Loan
On April 6, 2020, the Company received loan proceeds in the amount of $846,100 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The terms of the agreement include a deferral of payments for 120 days from the date of funding and an installment payback of 24 equal monthly payments. The PPP Loan carries a fixed interest rate of one percent per year. Certain amounts received under the PPP Loan may be forgiven if the loan proceeds are used for eligible purposes, including payroll costs and certain rent or utility costs, and the Company meets other requirements regarding, among other things, the maintenance of employment and compensation levels. The Company submitted its forgiveness application for the entire amount of the loan in December 2020, In February 2021, the Company received confirmation of loan forgiveness in relation to the PPP loan.
7. Commitments and Contingencies
Lease Commitments
Upon the January 1, 2019 adoption of ASU No. 2016-02, Leases, the Company elected the short-term lease exemption policy, applying the requirements of ASU No. 2016-02 to only long-term (greater than 1 year) leases. Upon adoption, the Company had no leases greater than 12 months in duration.
The Company’s corporate headquarters lease was a month-to-month lease and was not renewed in May 2020. Due to the Company’s current work from home policy enacted in March 2020 as a result of the COVID-19 pandemic, the Company has not yet entered into any new lease agreement for its headquarters and does not intend to do so until advisable. The Company also entered into an agreement to occupy flexible office space under an agreement commencing in February 2020 for twelve months. As a result of the COVID-19 pandemic, this lease was terminated effective October 1, 2021. Total lease expense recorded in general and administrative expense in the accompanying statements of operations was $121,000 and $158,000 for the years ended December 31, 2020 and 2019, respectively.
Legal Matters
From time to time, the Company may be involved in various disputes, including lawsuits and claims arising in the ordinary course of business, including actions with respect to intellectual property, employment and contractual matters. Any of these claims could subject the Company to costly legal expenses. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered

QuickFrame, Inc.
Notes to Financial Statements (Continued)
7. Commitments and Contingencies (Continued)
probable, and the amount can be reasonably estimated. The Company reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, the Company estimates and discloses the possible loss or range of loss to the extent necessary to make the consolidated financial statements not misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements.
The Company is currently not a party to any legal proceedings that, in the opinion of management, will have a material impact on the financial position, results of operations, or cash flows of the Company.
8. Capitalization
Common Stock
At December 31, 2020 and 2019, the Company has 46,818,440 and 45,000,000 authorized shares of common stock, each with a par value of $0.00001 per share. Common stockholders are entitled to one vote per share of common stock held.
Convertible Preferred Stock
Authorized capital stock includes convertible preferred shares with a par value of $0.00001 per share and is comprised of Series 2018-1 Preferred Stock, Series 2018-2 Preferred Stock, Series 2018-3 Preferred Stock, Series 2018-4 Preferred Stock, Series 2018-5 Preferred Stock, Series 2018-6 Preferred Stock and Series 2019 Preferred Stock, (collectively, “Preferred Stock”).
At December 31, 2020 and 2019, the Company had authorized, issued and outstanding shares of Preferred Stock as follows:
	Shares
2020:	Authorized	Issued and Outstanding
Series 2018-1 Preferred Stock	679,538	679,538
Series 2018-2 Preferred Stock	839,419	839,419
Series 2018-3 Preferred Stock	563,029	563,029
Series 2018-4 Preferred Stock	5,226,253	5,226,253
Series 2018-5 Preferred Stock	1,801,191	1,801,191
Series 2018-6 Preferred Stock	5,007,310	5,007,310
Series 2019 Preferred Stock	4,064,820	3,709,150
	18,181,560	17,825,890
	Shares
2019:	Authorized	Issued and Outstanding
Series 2018-1 Preferred Stock	679,538	679,538
Series 2018-2 Preferred Stock	839,419	839,419
Series 2018-3 Preferred Stock	563,029	563,029
Series 2018-4 Preferred Stock	5,226,253	5,226,253
Series 2018-5 Preferred Stock	1,801,191	1,801,191

QuickFrame, Inc.
Notes to Financial Statements (Continued)
8. Capitalization (Continued)
	Shares
2019:	Authorized	Issued and Outstanding
Series 2018-6 Preferred Stock	5,007,310	5,007,310
Series 2019 Preferred Stock	3,387,350	1,778,359
	17,504,090	15,895,099

The Company’s Board of Directors is authorized to determine the rights of each offering of stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and the Company’s charter. The rights and preferences of the Preferred Stock are summarized as follows:
Conversion
Each share of Preferred Stock is convertible, at the holder’s option, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series. The original issue price for each Preferred Stock series (which is also the conversion price) is as follows:
Original Issue Discount
Series 2018-1 Preferred Stock	$0.12913
Series 2018-2 Preferred Stock	0.21522
Series 2018-3 Preferred Stock	0.25826
Series 2018-4 Preferred Stock	0.30130
Series 2018-5 Preferred Stock	0.43043
Series 2018-6 Preferred Stock	0.68400
Series 2019 Preferred Stock	1.47797
The Preferred stockholders are entitled to customary weighted average anti-dilution rights, including adjustments for stock splits, stock dividends, or other structural changes.
The Preferred Stock will automatically convert into common stock, at the then effective conversion rate, upon (i) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date and time, or occurrence of an event specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the original issue price for each share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or deemed liquidation event.
If upon any such liquidation, dissolution or winding up or deemed liquidation event, the funds and assets available for distribution to the stockholder of the Company are insufficient to pay the holders of shares of

QuickFrame, Inc.
Notes to Financial Statements (Continued)
8. Capitalization (Continued)
Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
A liquidation event is deemed to include (a) certain mergers or consolidations in which the Company is a constituent party and the Company issues shares of its capital stock and (b) the sale, lease, transfer, exclusive license, or other disposition by the Company of substantially all of the assets of the Company.
Voting
Each holder of outstanding shares of the Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
The holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and will be entitled to notice of any stockholder meeting in accordance with the bylaws.
Dividends
Dividends are payable when and if declared by the Board of Directors. The right to receive dividends is not cumulative and does not accrue if dividends are not declared and paid in any prior year. To date, no dividends have been declared by the Board of Directors.
Redemption
The deemed liquidation preference provisions of the Preferred Stock and the redemption features described above are considered contingent redemption provisions that are not solely within the control of the Company. The Preferred Stock is therefore presented separate from and outside of stockholder’s equity in a manner consistent with temporary equity.
9. Stock-Based Compensation
In 2018, the Company adopted the 2018 Stock Plan (the “Plan”). The Company’s Board of Directors administers the 2018 Plan, selects the individuals to whom options will be granted, and determines the number of options to be granted and the term and exercise price of each option. The 2018 Plan provides for the grant of incentive stock options to employees and for the grant of non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors, consultants and advisors.
Incentive stock options granted pursuant to the terms of the 2018 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant (110% if the award is issued to a 10% or more stockholder of the Company). The term of the options granted under the Plan cannot be greater than ten years, and five years for incentive stock options granted to optionees who have a greater than 10% ownership interest in the Company. Options generally vest over four years, with 25% vesting after one year, and the remaining 75% vesting monthly over the next three years. Options granted pursuant to the 2018 Plan generally expire 10 years from the date of grant.
If a 2018 Plan option expires, such as upon termination of employment, becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares will become available for future grant or sale under the 2018 Plan. If the employee does not exercise vested 2018 Plan options within 90 days of termination, these options will expire and revert back to the 2018 Plan’s option pool. The Company’s policy is to issue new shares of common stock upon the exercise of stock options.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
9. Stock-Based Compensation (Continued)
Under the 2018 Plan, as amended, the Company is authorized to award stock options up to 6,750,000 shares of common stock as of December 31, 2020.
A summary of the Company’s stock option activity under the 2018 Plan for the year ended December 31, 2020 is as follows:
	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
Outstanding at January 1, 2019	3,093,845	$0.018	9.83
Granted	1,220,441	0.08
Exercised	—	—
Forfeited	—	—
Outstanding at December 31 2019	4,314,286	0.03	9.03
Granted	2,022,500	0.27
Exercised	—	—
Forfeited	(154,584)	0.02
Outstanding at December 31, 2020	6,182,202	$0.11	8.41
Exercisable at December 31, 2020	3,463,232	$0.08
The weighted-average grant-date fair value per share of options granted was $0.17 and $0.08 for the years ended December 31, 2020 and 2019, respectively. There were no options exercised during the years ended December 31, 2020 and 2019. The fair value of the Company’s common stock on December 31, 2020 and 2019 was approximately $0.31 and $0.25 per share and the intrinsic value on outstanding options as of December 31, 2020 was $949,000. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of grant and the exercise price of each option. There were no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2020 and 2019.
A summary of the nonvested stock option activity under the 2018 Plan during the years ended December 31, 2019 and December 31, 2020, is presented below:
	Number of Options Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Remaining Years to Vest
Nonvested at January 1, 2019	2,975,004	$0.02
Granted	1,220,441	$0.08
Vested	(1,464,659)
Forfeited	—
Nonvested at December 31 2019	2,730,786	$0.03	9.03
Granted	2,022,500	0.17
Vested	(1,879,731)	—
Forfeited	(154,584)	0.02
Outstanding at December 31, 2020	2,873,554	$0.11	8.41

QuickFrame, Inc.
Notes to Financial Statements (Continued)
9. Stock-Based Compensation (Continued)
The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted for the years ended December 31, 2020 and December 31, 2019 were as follows:
	Years ended December 31,
	2020	2019
Expected dividend yield	0%	0%
Expected stock price volatility	67.00%	85.90%
Risk-free interest rate	0.31%−1.73%	1.53−2.58%
Expected term (years)	5.2−6.1	5.1−6.1
The Company recorded stock-based compensation expense for stock option awards of $160,000 and $27,000 for the years ended December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, total remaining stock-based compensation expense for unvested stock options was $244,000, which is expected to be recognized over a weighted average period of 3.6 years.
10. Income Taxes
Income tax expense (benefit) consists of the following (in thousands):
	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	10	8
Total current	10	—
Deferred:
Federal	(55)	—
State	—	—
Total deferred	(55)	—
Income tax benefit	$(45)	$8
The reconciliation of the U.S. federal statutory rate to the effective income tax rate for the years ended December 31, 2020 and December 31, 2019 is as follows:
	Year Ended December 31,
	2020	2019
Tax provision at U.S. Federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	7.9	12.1
Non-deductible permanent differences	(0.2)	(0.7)
Research & development credit	1.7	—
Change in valuation allowance	(28.8)	(32.6)
Total	1.6%	(0.2)%
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31, 2020 and 2019 are as follows (in thousands):

QuickFrame, Inc.
Notes to Financial Statements (Continued)
10. Income Taxes (Continued)
	December 31,
	2020	2019
Deferred tax assets:
Allowance for doubtful accounts	$12	$2
Net operating loss carryforwards	3,026	1,971
Stock-based compensation	56	10
Other	3	57
Subtotal	3,097	2,040
Less: valuation allowance	(2,674)	(1,775)
Total deferred tax assets	422	265
Deferred tax liabilities:
Intangible assets	(422)	(265)
Total deferred tax liabilities	(422)	(265)
Net deferred income taxes	$—	$—
FASB ASC 740—Income Taxes requires that a valuation allowance be established to reduce a deferred tax asset to its realizable value when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all positive and negative evidence needs to be considered, including the utilization of past tax credits and length of carry-back and carry-forward periods, reversal of temporary differences, tax planning strategies, our current and past performance, the market environment in which we operate, and the evaluation of tax planning strategies to generate future taxable income.
As of December 31, 2020 and 2019, the Company had gross deferred tax assets in excess of deferred tax liabilities. The Company determined that it is “more likely than not” that substantially all of the deferred tax assets will not be realized and therefore a full valuation allowance has been applied to the Company’s deferred tax assets as of December 31, 2020 and 2019. The valuation allowance relates primarily to the deferred tax assets arising from operating loss carry-forwards.
As of December 31, 2020 and 2019, the Company had Federal net operating loss carry-forwards of approximately $10,274,000 and $5,834,000, respectively. As of December 31, 2019 and 2018, the Company had state net operating loss carry-forwards of approximately $16,408,000 and $10,962,000, respectively. These net operating loss carry-forwards will begin to expire in 2037 for Federal and state purposes.
As of December 31, 2020 and 2019, the Company does not have any unrecognized tax benefits related to various federal and state income tax matters. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.
The Company is subject to U.S. federal income tax as well as income tax in multiple state tax jurisdictions. The Company’s federal income tax return is open to audit under the statute of limitations for the years ended December 31, 2017 through 2020 and state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2016 through 2020. The Company does not anticipate material unrecognized tax benefits within the next twelve months.
As a result of prior ownership changes, the utilization of certain net operating loss carryforwards are subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state provisions. Any net operating losses or credits that would expire unutilized as a result of Section 382 and 383 limitations have been removed from the table of deferred tax assets and the accompanying disclosures of net operating loss and research and development carryforwards.

QuickFrame, Inc.
Notes to Financial Statements (Continued)
11. Subsequent Events
On June 17, 2021, the Company entered into a convertible note payable with a third-party in the amount of $3,000,000 (the “2021 Convertible Note”). The note bears interest at 4.0% per annum. Unless earlier converted, all outstanding principal and accrued interest (the “Outstanding Amount”) under the 2021 Convertible Note shall be due and payable by the Company on demand by the third-party at any time after June 17, 2022.
Effective upon the closing of a Qualified Financing (defined as gross proceeds of at least $5,000,000), the Outstanding Amount shall automatically be converted into shares of the same class and series of capital stock of the Company issued to other investors in the Qualified Financing (the “Conversion Shares”) at a conversion price equal to the lesser of (a) 80% of the price paid per share for the equity securities by the other investors in the Qualified Financing and (b) the price per share that results when $90,000,000 is divided by the fully diluted capitalization as of immediately prior to the initial closing of the Qualified Financing.
In February 2021, the Company received confirmation of loan forgiveness in relation to the PPP loan. Total principal and interest forgiven was $854,000.
Effective December 30, 2021, the Company consummated an agreement and plan of merger (the “Merger Agreement”) with MNTN Digital, Inc. (“MNTN Digital”), a Delaware corporation, pursuant to which the Company became a wholly-owned subsidiary of MNTN Digital. Pursuant to the Merger Agreement, the aggregate consideration is equal to (a) $75 million of base purchase price, in the form of a mix of deferred cash evidenced by a seller note (the “Parent Note”) and shares of MNTN Digital equal to approximately 2.5% of the outstanding shares of common stock of MNTN Digital on a fully diluted and as-converted basis, and (b) up to $10 million of contingent consideration pursuant to an earnout, in each case, subject to customary purchase price adjustments. Under the terms of the Merger Agreement, the Company’s former shareholders have the right to receive, in the aggregate, a beneficial interest in the Parent Note and a pro-rata amount of the earnout consideration. Accredited Company Stockholders (as defined in the Merger Agreement), may forego receipt of fifty percent (50%) of the amount of such Accredited Company Stockholder’s Parent Note Consideration (the “Elected Equity Amount”) and receive in lieu of such interest in the Parent Note Consideration a pro rata portion of the shares of MNTN Digital common stock available for issuance under the Merger Agreement. Under the terms of the Merger Agreement, the promissory note described above that was previously issued by the Company to MNTN Digital was settled. In addition, as described above, the former equity holders of the Company are eligible to receive up to $10 million of additional cash consideration contingent on the continuing employment of certain specified individuals for up to two years subsequent to the business combination.
We evaluated subsequent events after the balance sheet date through January 26, 2022, the date the financial statements were available to be issued. We did not identify any additional material events or transactions occurring during this subsequent event reporting period that required further recognition or disclosure in these financial statements.

QuickFrame, Inc.
Unaudited Condensed Balance Sheets
(In thousands, except par value and share amounts)
	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$1,751	$1,635
Accounts receivable, net	3,412	2,412
Contract assets	53	179
Prepaid expenses and other current assets	413	22
Total current assets	5,629	4,248
Other non-current assets	1,813	1,499
Total assets	$7,442	$5,747
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,191	$1,076
Accrued expenses and other current liabilities	53	40
Contract liabilities	915	930
Debt	3,029	852
Total current liabilities	5,188	2,898
Total liabilities	5,188	2,898
Commitments and contingencies (Note 7)
Convertible Preferred stock; $0.00001 par value; 18,181,560 shares authorized at September 30, 2021 and December 31, 2020, respectively; 17,857,595 and 17,825,890 shares issued at September 30, 2021 and December 31, 2020, respectively	11,712	11,665
Stockholders’ deficit:
Common stock, $0.00001 per share par value; 106,818,440 and 46,818,440 shares authorized at September 30, 2021 and December 31, 2020, respectively; 24,105,365 and 21,348,335 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	3	2
Additional paid-in capital	1,469	193
Accumulated deficit	(10,705)	(8,786)
Treasury stock, at cost, 231,958 shares	(225)	(225)
Total stockholders’ deficit	(9,458)	(8,816)
Total liabilities, convertible preferred stock and stockholders’ deficit	$7,442	$5,747
The accompanying notes are an integral part of these unaudited condensed financial statements.

QuickFrame, Inc.
Unaudited Condensed Statements of Operations
(In thousands)
	For the Nine Months Ending September 30,
	2021	2020
Revenues	$6,668	$3,422
Cost of revenues	1,962	1,030
Gross profit	4,706	2,392
Operating expenses:
Technology and development	512	808
Sales and marketing	4,154	2,931
General and administrative expenses	2,701	1,789
Total operating expenses	7,367	5,528
Loss from operations	(2,661)	(3,136)
Other income (expense):
Loan forgiveness	854	—
Interest expense	(31)	(4)
Other expense	(71)	(2)
Total other income (expense)	752	(6)
Loss before income tax provision	(1,909)	(3,142)
Income tax (expense) benefit	(10)	(45)
Net loss	$(1,919)	$(3,097)
The accompanying notes are an integral part of these unaudited condensed financial statements.

QuickFrame, Inc.
Unaudited Condensed Statements of Changes in STOCKHOLDERS’ Deficit
For the Nine Months Ended September 30, 2021 and 2020
(In thousands, except share amounts)
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Amount	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2021	17,825,890	$11,665	21,348,335	$2	$193	$(8,786)	$(225)	$(8,816)
Stock-based compensation	—	—	—	—	1,212	—	—	1,212
Issuance of preferred stock	31,705	47	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,757,030	1	64	—	—	65
Net loss	—	—	—	—	—	(1,919)	—	(1,919)
Balance at September 30, 2021	17,857,595	$11,712	24,105,365	$3	$1,469	$(10,705)	$(225)	$(9,458)
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Amount	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	15,895,099	$8,815	21,580,293	$2	$33	$(5,104)	$—	$(5,069)
Stock-based compensation	—	—	—	—	147	—	—	147
Issuance of preferred stock	1,761,423	2,600	—	—	—	—	—	—
Repurchase of common stock	—	—	(231,958)	—	—	—	(225)	(225)
Net loss	—	—	—	—	—	(3,097)	—	(3,097)
Balance at September 30, 2020	17,656,522	$11,415	21,348,335	$2	$180	$(8,201)	$(225)	$(8,244)
The accompanying notes are an integral part of these unaudited condensed financial statements.

QuickFrame, Inc.
Unaudited Condensed Statements of Cash Flows
Nine months ended September 30, 2021 and 2020
(In thousands)
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(1,919)	$(3,097)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,212	147
Amortization expense	305	159
Provision for bad debt	7	32
Loan forgiveness	(854)	—
Other	—	4
Changes in assets and liabilities:
Accounts receivable	(1,007)	(842)
Contract assets	126	51
Prepaid expenses and other current assets	(394)	(28)
Other non-current assets	—	(30)
Accounts payable	116	705
Accrued expenses and other current liabilities	44	(59)
Contract liabilities	(15)	235
Net cash used in operating activities	(2,379)	(2,723)
Cash flows from investing activities
Capitalized software development costs	(617)	(344)
Net cash used in investing activities	(617)	(344)
Cash flows from financing activities
Proceeds from debt	—	846
Repurchases of common stock	—	(225)
Proceeds from convertible debt	3,000	—
Proceeds from issuance of preferred stock	47	2,600
Debt issuance costs	—	(6)
Proceeds from the exercise of stock options	65	—
Net cash provided by financing activities	3,112	3,215
Increase in cash and cash equivalents	116	148
Cash and cash equivalents, beginning of year	1,635	1,701
Cash and cash equivalents, end of year	$1,751	$1,849
The accompanying notes are an integral part of these unaudited condensed financial statements.

QuickFrame, Inc.
Notes to Unaudited Condensed Financial Statements
1. Description of Business
Organization
QuickFrame, Inc. (the “Company”) is a Video-as-a-Service solution that makes video creation data-driven, fast and affordable. The Company’s Video-as-a-Service platform was designed to address the production costs, the management complexities, as well as the performance challenges of traditional video production.
The Company creates and operates an online marketplace that connects brand customers with content creators. The Company’s primary technology platform, the Global Video Hub platform, enables the production of a constant stream of high-performing video, unlocking agile creative testing, audience-targeted content, and platform-specific video. The Company’s solutions cater to a variety of companies in need of video services, including brands, publishers, public services, nonprofits media, and creative agencies.
The Company’s platform serves as an extension or complementary partner to brand customers to increase production bandwidth, expand into new and different styles (e.g., animated video series, drone footage), and provide localized production resources. The Company’s platform brings data to the beginning of every video production, enabling higher performing content and faster turnaround times. This machine-learning-powered technology analyzes video creative from any platform, and identifies creative attributes, and then correlates these attributes to video performance.
Liquidity and Capital Resources
Since inception, the Company has incurred approximately $10.7 million of accumulated net losses. In addition, during the nine months ended September 30, 2021, the Company used $2.4 million in operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.
The Company has historically been financed primarily through proceeds from the sale of preferred stock and debt issuances. In 2020, the Company obtained a loan under the Paycheck Protection Program (“PPP”) established under the CARES Act as administered by the U.S. Small Business Administration (“SBA”) to increase the Company’s cash position and help preserve its financial flexibility. During 2021, the Company obtained additional financing by entering into a convertible note payable with MNTN Digital, Inc. in the amount of $3.0 million.
As more fully described in Note 10, the Company became a wholly owned subsidiary of MNTN Digital, Inc., effective December 30, 2021. MNTN Digital, Inc. agreed to provide adequate financial support to the extent necessary to enable the Company to meet its continuing operating liabilities, as well as any known liabilities on the Company’s Balance Sheet through and up to February 11, 2022, as and when they fall due.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements are prepared in accordance with generally accepted accounting standards and principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying condensed financial statements and these related notes should be read in conjunction with the Company’s financial statements and related notes as of and for the years ended December 31, 2020 and 2019. The condensed balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements as of that date but does not include all disclosures including notes required by GAAP.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
The unaudited condensed financial statements include all normal recurring adjustments that, in the opinion of management, are necessary to present fairly the results for the interim periods presented. Interim results are not necessarily indicative of the results for the full year ended December 31, 2021.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates provided and there may be changes to those estimates in future periods. Changes in estimates are recorded in the period in which they become known.
Key estimates and assumptions relate primarily to revenue recognition, revenue recognition and variable consideration, assumptions in the valuation of common stock, allowance for doubtful accounts assumptions, assumptions used in the Black-Scholes model to determine the fair value of stock options, estimated useful life of internal use software, and the recognition and disclosure of contingent liabilities.
Recently Issued Accounting Pronouncements
In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”), which amends the effective date for certain issues (credit loss, hedging, and leases) for Smaller Reporting Companies (“SRC”). The adoption of ASU 2019-10, in relation to leases, is effective for annual periods beginning after December 15, 2020 for nonpublic entities. The Company is currently assessing the impact this guidance will have on its financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing the exceptions to the incremental approach for intra-period tax allocation in certain situations, the requirement to recognize a deferred tax liability for a change in the status of a foreign investment, and the general methodology for computing income taxes in an interim period when year-to date loss exceeds the anticipated loss for the year. The amendments also simplify the accounting for income taxes with regard to franchise tax, the evaluation of step up in the tax basis goodwill in certain business combinations, allocating current and deferred tax expense to legal entities that are not subject to tax and enacted change in tax laws or rates. The Company is currently assessing the impact this guidance will have on its financial statements.
In August 2020, the FASB issued ASU No. 2020-06 (ASU 2020-06) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. For public business entities that are not smaller reporting companies, ASU 2020-6 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years.
3. Revenue From Contracts With Customers
The Company generates revenue from the following primary sources: (1) revenue from its production services when a brand customer pays the Company to manage the production and facilitate the production of the videos and other similar content (e.g., still photos, audio files, logo’s, etc.) (collectively, the “videos”) based on specifications provided by the brand customer (“Production Services”); (2) revenue from fees charged to its brand customers to access the Company’s Global Video Hub and Lumiere platform (“Platform Fee”); and (3) revenue derived from other fees such as when brand customer spend on the Company’s platform is below certain minimum thresholds (“Other”).
Brand customers can enter into a contract with the Company either as a subscription service (“Subscription”) or based on an individual project (“Transactional’’). Typically, brand customers that have multiple production

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
3. Revenue From Contracts With Customers (Continued)
needs, brands or products, sign up for the Subscription service. Transactional customers are buyers that have a single production need or a single brand or product.
Substantially all of the Company’s revenue is recognized at a point-in-time. Specifically, for the Company’s Production Services revenue, revenue is recognized when the video is completed by the content creator and accepted by the brand customer or verified as delivered in the platform. For the Company’s Platform and Other fees, revenue is recognized within the month they relate to the corresponding services.
Contract Balances
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers reported in the Company’s balance sheet (in thousands):
	September 30, 2021	December 31, 2020
Accounts receivable, net	$3,412	$2,412
Contract assets	53	179
Contract liabilities	915	930
Accounts receivable, net are recognized when the receipt of consideration is unconditional.
Contract assets are primarily comprised of production services costs that have been incurred but have not yet been billed to customers, as well as fees that have been earned which have not yet been billed to customers. Substantially all unbilled fees and costs will be billed within the next 30 days.
Contract liabilities relate to consideration received from customers in advance of the Company satisfying performance obligations under the terms of the contracts, which will be earned in future periods. The Company typically invoices a portion of the transaction price as videos are requested (e.g., videos green-lit) with the remainder due upon delivery of the video.
The Company does not capitalize costs to obtain its customer contracts given their general duration of less than one year, and the amounts are not material. As a practical expedient, the Company expenses the costs of sales commissions that are paid to its sales force associated with obtaining contracts less than one year in length in the period incurred.
Remaining Performance Obligations
As the Company typically enters into contracts that are one year or less in length, the remaining performance obligations at September 30, 2021 are equal to the contract liabilities disclosed above. Therefore, the Company recognized substantially all of the contract liabilities recorded at the end of the year in the following year.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
4. Accounts Receivable
Accounts receivable comprise the following (in thousands):
	September 30, 2021	December 31, 2020
Accounts receivable	$3,465	$2,458
Less: Allowance for doubtful accounts	(53)	(46)
Accounts receivable, net	$3,412	$2,412
At September 30, 2021 and December 31, 2020, the accounts receivable allowance was $53,000 and $46,000 respectively. The Company believes that this estimate is reasonable, but there can be no assurance that the estimate will not change as a result of a change in economic conditions or business conditions within the industry, the individual customers or the Company.
Pursuant to a factoring agreement dated June 10, 2020, Amerisource Funding Inc. (“Amerisource”) acts as the Company’s factor for the majority of receivables, which are sold with recourse on a pre-approved basis. The facility is used by the Company for ongoing working capital needs. Maximum funding under the Amerisource agreement is $1,250,000 but could be increased based on growth and working capital needs. The Company also pays to Amerisource a monthly collateral management fee of five tenths percent (0.500%) based on the maximum funding amount. The Company pays Amerisource on a monthly basis an interest rate equal to the prime rate plus one percent (1.00%) per annum based on the average outstanding balance of all funds employed for all present and future obligations owed by the Company to Amerisource. The prime rate of interest shall be determined as published and updated from time to time in the Wall Street Journal, but in no event shall be less than 3.25% per annum. The Company’s obligations are collateralized by substantially all of the Company’s assets. The Company also pays an annual commitment fee of 1.000% based on the revolving credit facility account limit. The factoring agreement matures 2 years from the initial date of funding. An early termination penalty of 3% of the revolving credit facility account limit if there are more than twelve months remaining until the maturity date at the time of termination; 2% if less than twelve months remain until maturity at the time of termination. The early termination penalty is waived if the Company refinances the Amerisource facility with traditional (non-ABL) bank financing after 12 months, subject to sixty (60) day written notice in advance of the termination/payoff event. The Company sold $       million of accounts receivable as of September 30, 2021 under the factoring arrangement. For the year-ended December 31, 2020, there were no advances to (from) Amerisource. The costs of factoring such accounts receivable on the Company’s consolidated results of operations for the nine-months ended September 30, 2021 and 2020, were not material. The transfer is treated as an operating cash flow within the Unaudited Condensed Statements of Cash Flows. In conjunction with the merger as more fully described in Note 10, the factoring agreement was terminated.
5. Internal Use Software, Net
Internal use software, net consists of the following (in thousands):
	September 30, 2021	December 31, 2020
Internal use software	$2,401	$1,785
Less: Accumulated amortization	(657)	(355)
Internal use software, net	$1,744	$1,430
The Company developed its web-based platform to enable video production on a greater scale. The Company continues to add new features and additional functionality to its platform. The Company capitalized software development costs of $617,000 and $344,000 during the nine months ending September 30, 2021 and 2020, respectively, which is included in other non-current assets on the Company’s balance sheet.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
5. Internal Use Software, Net (Continued)
The Company is amortizing the internal use software over a period of 60 months. Amortization expense for internal use software was $305,000 and $159,000 for the nine-months ended September 30, 2021 and 2020, respectively, and is included in Cost of Revenues on the Company’s statements of operations.
Future amortization expense of the Company’s internal use software as of September 30, 2021 is expected to be as follows for the periods ending September 30 (in thousands):
2022	$479
2023	463
2024	405
2025	289
2026	108
Total future amortization expense	$1,744
6. Debt
Convertible Debt
On June 17, 2021, the Company entered into a convertible note payable with MNTN Digital, Inc. in the amount of $3,000,000 (the “2021 Convertible Note”). The Convertible Note has a maturity date of June 17, 2022 (“Maturity Date”). Upon default or maturity, an amount equal to the principal plus accrued but unpaid interest at an annual interest rate of 4.00%, shall become due and payable by the Company upon demand by the Lender.
If a Qualified Financing, defined as gross proceeds of at least $5,000,000 (“QF”) occurs prior to the conversion or repayment of the Convertible Note, then effective upon the closing of a QF, all outstanding principal and accrued interest under the Convertible Note shall automatically be converted into shares of the same class and series of capital stock of the Company issued to other investors in the QF (the “Conversion Shares”) at a conversion price equal to the lesser of (a) 80% of the price paid per share for the equity securities by the other investors in the QF and (b) the price per share that results when $90,000,000 is divided by the fully diluted capitalization as of immediately prior to the initial closing of the QF.
Upon a change in control (“CIC”) prior to the conversion of the Convertible Note for any reason, the Company shall pay to the Lender, upon closing of the CIC, 1.3 times the outstanding principal balance of the Convertible Note (the “Change of Control Multiple”).
In conjunction with the merger as more fully described in Note 10, the convertible debt was settled. Interest expense for the nine months ended September 31, 2021 was $29,000.
Paycheck Protection Program
On April 6, 2020, the Company received loan proceeds in the amount of $846,000 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The terms of the agreement include a deferral of payments for 120 days from the date of funding and an installment payback of 24 equal monthly payments. The PPP Loan carries a fixed interest rate of one percent per year. Certain amounts received under the PPP Loan may be forgiven if the loan proceeds are used for eligible purposes, including payroll costs and certain rent or utility costs, and the Company meets other requirements regarding, among other things, the maintenance of employment and compensation levels. The Company submitted its forgiveness application for the entire amount of the loan in December 2020, In February 2021, the Company received confirmation of loan forgiveness in relation to the PPP loan. Total principal and interest forgiven was $854,000.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
7. Commitments and Contingencies
Lease Commitments
The Company entered into an agreement to occupy flexible office space under an agreement commencing in February 2020 for twelve months. As a result of the COVID-19 pandemic, this lease was terminated effective October 1, 2021. Total lease expense recorded in general and administrative expense in the accompanying statements of operations was $33,000 and $119,000 for nine months ended September 30, 2021 and 2020, respectively.
Legal Matters
From time to time, the Company may be involved in various disputes, including lawsuits and claims arising in the ordinary course of business, including actions with respect to intellectual property, employment and contractual matters. Any of these claims could subject the Company to costly legal expenses. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable, and the amount can be reasonably estimated. The Company reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, the Company estimates and discloses the possible loss or range of loss to the extent necessary to make the consolidated financial statements not misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements.
The Company is currently not a party to any legal proceedings that, in the opinion of management, will have a material impact on the financial position, results of operations, or cash flows of the Company.
8. Capitalization
Common Stock
At September 30, 2020 and December 31, 2020, the Company has 106,818,440 and 46,818,440 authorized shares of common stock, each with a par value of $0.00001 per share. Common stockholders are entitled to one vote per share of common stock held. The increase in authorized shares of common stock was primarily due to options issued in 2021 under the 2018 Stock Plan (“2018 Plan”).
Convertible Preferred Stock
Authorized capital stock includes convertible preferred shares with a par value of $0.00001 per share and is comprised of Series 2018-1 Preferred Stock, Series 2018-2 Preferred Stock, Series 2018-3 Preferred Stock, Series 2018-4 Preferred Stock, Series 2018-5 Preferred Stock, Series 2018-6 Preferred Stock and Series 2019 Preferred Stock, (collectively, “Preferred Stock”).
At September 30, 2021 and December 31, 2020, the Company had authorized, issued and outstanding shares of Preferred Stock as follows:
	Shares
September 30, 2021:	Authorized	Issued and Outstanding
Series 2018-1 Preferred Stock	679,538	679,538
Series 2018-2 Preferred Stock	839,419	839,419
Series 2018-3 Preferred Stock	563,029	563,029
Series 2018-4 Preferred Stock	5,226,253	5,226,253
Series 2018-5 Preferred Stock	1,801,191	1,801,191
Series 2018-6 Preferred Stock	5,007,310	5,007,310
Series 2019 Preferred Stock	4,064,820	3,740,855

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
8. Capitalization (Continued)
	Shares
September 30, 2021:	Authorized	Issued and Outstanding
	18,181,560	17,857,595

	Shares
December 31, 2020:	Authorized	Issued and Outstanding
Series 2018-1 Preferred Stock	679,538	679,538
Series 2018-2 Preferred Stock	839,419	839,419
Series 2018-3 Preferred Stock	563,029	563,029
Series 2018-4 Preferred Stock	5,226,253	5,226,253
Series 2018-5 Preferred Stock	1,801,191	1,801,191
Series 2018-6 Preferred Stock	5,007,310	5,007,310
Series 2019 Preferred Stock	4,064,820	3,709,150
	18,181,560	17,825,890
The Company’s Board of Directors is authorized to determine the rights of each offering of stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and the Company’s charter. The rights and preferences of the Preferred Stock are summarized as follows:
Conversion
Each share of Preferred Stock is convertible, at the holder’s option, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series. The Original Issue Price for each Preferred Stock series (which is also the Conversion Price) is as follows:
Original Issue Discount
Series 2018-1 Preferred Stock	$0.12913
Series 2018-2 Preferred Stock	0.21522
Series 2018-3 Preferred Stock	0.25826
Series 2018-4 Preferred Stock	0.30130
Series 2018-5 Preferred Stock	0.43043
Series 2018-6 Preferred Stock	0.68400
Series 2019 Preferred Stock	1.47797
The Preferred stockholders are entitled to customary weighted average anti-dilution rights, including adjustments for stock splits, stock dividends, or other structural changes.
The Preferred Stock will automatically convert into common stock, at the then effective conversion rate, upon (i) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date and time, or occurrence of an event specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
8. Capitalization (Continued)
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for each share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event.
If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholder of the Company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
A liquidation event is deemed to include (a) certain mergers or consolidations in which the Company is a constituent party and the Company issues shares of its capital stock and (b) the sale, lease, transfer, exclusive license, or other disposition by the Company of substantially all of the assets of the Company.
Voting
Each holder of outstanding shares of the Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
The holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and will be entitled to notice of any stockholder meeting in accordance with the bylaws.
Dividends
Dividends are payable when and if declared by the Board of Directors. The right to receive dividends is not cumulative and does not accrue if dividends are not declared and paid in any prior year. To date, no dividends have been declared by the Board of Directors.
Redemption
The deemed liquidation preference provisions of the Preferred Stock and the redemption features described above are considered contingent redemption provisions that are not solely within the control of the Company. The Preferred Stock is therefore presented separate from and outside of stockholder’s equity in a manner consistent with temporary equity.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
9. Stock-Based Compensation
A summary of the Company’s stock option activity under the 2018 Plan is presented below:
	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
Outstanding at January 1, 2020	6,182,202	$0.11	8.41
Granted	41,338,268	0.31
Exercised	(2,757,030)	0.02
Forfeited	(75,210)	0.14
Outstanding at September 30, 2021	44,688,230	$0.30	9.67
Exercisable at September 30, 2021	10,859,713	$0.21
The weighted-average grant-date fair value per share of options granted was $0.18 for the nine months ended September 30, 2021. The fair value of the Company’s common stock on September 30, 2021 and December 31, 2020 was approximately $0.31 per share and the intrinsic value on outstanding options as of September 30, 2021 was $5.7 million. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of grant and the exercise price of each option. There were no excess tax benefits realized for the tax deductions from stock options exercised during the nine months ended September 30, 2021.
A summary of the nonvested stock option activity under the 2018 Plan during the years ended December 31, 2019 and December 31, 2020, is presented below:
	Number of Options Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Remaining Years to Vest
Nonvested at December 31 2020	2,873,554	$0.11	8.41
Granted	41,338,268	0.18
Vested	(7,396,481)
Forfeited	(75,210)	0.10
Outstanding at September 30, 2021	36,815,341	$0.17	9.64
The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted for the nine months ended September 30, 2021 were as follows:
Nine months ended September 30, 2021
Expected dividend yield	0%
Expected stock price volatility	67.00%
Risk-free interest rate	0.31% – 1.73%
Expected term (years)	5.2 – 6.1
The Company recorded stock-based compensation expense for stock option awards of $1,212,000 and $147,000 for the nine-months ending September 30, 2021 and 2020, respectively. As of September 30, 2021, total remaining stock-based compensation expense for unvested stock options was $6,328,000, which is expected to be recognized over a weighted average period of 7.45 years.

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
10. Income Tax
Income tax expense (benefit) consists of the following (in thousands):
	Nine-Months Ended September 30,
	2021	2020
Current:
Federal	$—	$—
State	10	10
Total current	10	10
Deferred:
Federal	—	(55)
State	—	—
Total deferred	—	(55)
Income tax expense (benefit)	$10	$(45)
The reconciliation of the U.S. federal statutory rate to the effective income tax rate for the nine-months ended September 30, 2021 and 2020 is as follows:
	Nine-Months Ended September 30,
	2021	2020
Tax provision at U.S. Federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	8.2	8.3
Non-deductible permanent differences	(0.1)	(0.1)
Research & development credit	—	1.8
Change in valuation allowance	(29.4)	(29.4)
Total	(0.3)%	1.5%
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of September 30, 2021 and December 31, 2020 are as follows (in thousands):
	September 30, 2021	December 31, 2020
Deferred tax assets:
Allowance for doubtful accounts	$—	$12
Net operating loss carryforwards	3,384	3,026
Stock-based compensation	415	56
Other	3	3
Subtotal	3,802	3,097
Less: valuation allowance	(3,402)	(2,674)
Total deferred tax assets	400	422
Deferred tax liabilities:
Intangible assets	(400)	(422)
Total deferred tax liabilities	(400)	(422)
Net deferred income taxes	$—	$—

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
10. Income Tax (Continued)
FASB ASC 740 — Income Taxes requires that a valuation allowance be established to reduce a deferred tax asset to its realizable value when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all positive and negative evidence needs to be considered, including the utilization of past tax credits and length of carry-back and carry-forward periods, reversal of temporary differences, tax planning strategies, our current and past performance, the market environment in which we operate, and the evaluation of tax planning strategies to generate future taxable income.
As of September 30, 2021 and December 31, 2020, the Company had gross deferred tax assets in excess of deferred tax liabilities. The Company determined that it is “more likely than not” that substantially all of the deferred tax assets will not be realized and therefore a full valuation allowance has been applied to the Company’s deferred tax assets as of September 30, 2021 and December 31, 2020. The valuation allowance relates primarily to the deferred tax assets arising from operating loss carry-forwards.
As of September 30, 2021 and December 31, 2020, the Company had Federal net operating loss carry-forwards of approximately $10,493,000 and $10,274,000, respectively. As of September 30, 2021 and December 31, 2020, the Company had state net operating loss carry-forwards of approximately $17,256,000 and $16,408,000, respectively. These net operating loss carry-forwards will begin to expire in 2037 for Federal and state purposes.
As of September 30, 2021 and December 31, 2020, the Company does not have any unrecognized tax benefits related to various federal and state income tax matters. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.
The Company is subject to U.S. federal income tax as well as income tax in multiple state tax jurisdictions. The Company’s federal income tax return is open to audit under the statute of limitations for the years ended December 31, 2017 through 2020 and state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2016 through 2020. The Company does not anticipate material unrecognized tax benefits within the next twelve months.
As a result of prior ownership changes, the utilization of certain net operating loss carryforwards are subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code of 1986 and similar state provisions. Any net operating losses or credits that would expire unutilized as a result of Section 382 and 383 limitations have been removed from the table of deferred tax assets and the accompanying disclosures of net operating loss and research and development carryforwards.
11. Subsequent Events
Effective December 30, 2021, the Company consummated an agreement and plan of merger (the “Merger Agreement”) with MNTN Digital, Inc. (“MNTN Digital”), a Delaware corporation, pursuant to which the Company became a wholly-owned subsidiary of MNTN Digital. Pursuant to the Merger Agreement, the aggregate consideration is equal to (a) $75 million of base purchase price, in the form of a mix of deferred cash evidenced by a seller note (the “Parent Note”) and shares of MNTN Digital equal to approximately 2.5% of the outstanding shares of common stock of MNTN Digital on a fully diluted and as-converted basis, and (b) up to $10 million of contingent consideration pursuant to an earnout, in each case, subject to customary purchase price adjustments. Under the terms of the Merger Agreement, the Company’s former shareholders have the right to receive, in the aggregate, a beneficial interest in the Parent Note and a pro-rata amount of the earnout consideration. Accredited Company Stockholders (as defined in the Merger Agreement), may forego receipt of fifty percent (50%) of the amount of such Accredited Company Stockholder’s Parent Note Consideration (the “Elected Equity Amount”) and receive in lieu of such interest in the Parent Note Consideration a pro rata portion of the shares of MNTN Digital common stock available for issuance under the Merger Agreement. Under the terms of the Merger Agreement, the convertible note (see Note 6) that was previously issued by the Company to MNTN Digital was settled. In addition, as described above, the former

QuickFrame, Inc
Notes to Unaudited Condensed Financial Statements (Continued)
11. Subsequent Events (Continued)
equity holders of the Company are eligible to receive up to $10 million of additional cash consideration contingent on the continuing employment of certain specified individuals for up to two years subsequent to the business combination.
We evaluated subsequent events after the balance sheet date through February 11, 2022, the date the unaudited condensed financial statements were available to be issued. The Company did not identify any additional material events or transactions occurring during this subsequent event reporting period that required further recognition or disclosure in these unaudited condensed financial statements.

      Shares
Common Stock

PROSPECTUS

MORGAN STANLEY	CITIGROUP	EVERCORE ISI
       , 2022

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                 listing fee.
Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*

*
To be filed by amendment.

Item 14.   Indemnification of Directors and Officers.
The Registrant is governed by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The Registrant’s amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
Set forth below is information regarding all unregistered securities sold by us since January 1, 2019. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
Common Stock Issuances
•
In August 2021, we purchased the outstanding equity interest of Maximum Effort in exchange for 1,574,721 shares of common stock, with up to an additional 1,574,721 shares of common stock as contingent consideration in the form of an earnout.

•
In December 2021, we issued 277,018 shares of common stock as partial consideration in the acquisition of QuickFrame to QuickFrame stockholders.

Preferred Stock Issuances
•
In March 2020, we issued and sold an aggregate of 84,593 shares of our Series B-1 Preferred Stock, par value $0.0001 per share, through the exercise of a warrant to purchase shares of Series B-1 Preferred Stock to an accredited investor at a purchase price of $0.7552 per share, for an aggregate purchase price of $63,884.63.

•
In November 2021, we issued and sold an aggregate of 341,880 shares of our Series B Preferred Stock, par value $0.0001 per share, through the exercise of a warrant to purchase shares of Series B Preferred Stock to an accredited investor at a purchase price of $0.468 per share, for an aggregate purchase price of $159,999.84.

•
In November 2021, we issued and sold an aggregate of 1,672,903 shares of our Series C Preferred Stock, par value $0.0001 per share, to 6 accredited investors at a purchase price of $2.9431 per share, for an aggregate purchase price of $4,923,528.91, paid via cancellation of indebtedness.

•
In November 2021, we issued and sold an aggregate of 5,170,396 shares of our Series D Preferred Stock, par value $0.0001 per share, to 28 accredited investors at a purchase price of $22.9653 per share, for an aggregate purchase price of $118,739,695.39.

Equity Awards
•
From January 1, 2019 through the date of this registration statement, we granted to our team members, officers and directors options to purchase an aggregate of 2,111,381 shares of common stock at per share exercise prices ranging from $1.39 to $1.69 under the 2009 Plan. From January 1, 2019 through the date of this registration statement, we issued an aggregate of 1,732,983 shares of common stock at per share purchase prices ranging from $0.12 to $1.69 pursuant to the exercise of options by our team members, officers and directors under the 2009 Plan.
•
From January 1, 2019 through the date of this registration statement, we granted to our team members, officers and directors options to purchase an aggregate of 19,041,908 shares of common stock at per share exercise prices ranging from $1.95 to $17.16 under the 2021 Plan. From May 25, 2021 through the date of this registration statement, we issued an aggregate of 2,139,557 shares of common stock at a per share purchase price ranging from $1.95 to $3.79 pursuant to the exercise of options by our team members, officers and directors under the 2021 Plan. From May 25, 2021 through the date of this registration statement, we issued an aggregate of 3,141,568 shares of common stock at a per share purchase price of $3.79 under the 2021 Plan.

•
In December 2021, as partial consideration in the acquisition of QuickFrame, we granted to QuickFrame optionholders options to purchase an aggregate of 1,293,857 shares of common stock at per share exercise prices ranging from $0.51 to $7.81 under the QuickFrame, Inc. 2018 Stock Plan (as amended), as assumed by us in connection with the acquisition of QuickFrame.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.
None of the transactions set forth in this Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.   Exhibits.
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
2.1#X+**
Agreement and Plan of Merger, by and among MNTN Digital, Inc., QF Merger Sub, Inc., QuickFrame Inc. and QF SH Rep LLC, dated as of December 10, 2021, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of December 30, 2021.

3.1**	Amended and Restated Certificate of Incorporation of MNTN Digital, Inc., as in effect prior to the consummation of this offering.
3.2**
Bylaws of Steel House, Inc. (which was renamed MNTN Digital, Inc.), dated as of April 10, 2009, as amended by that certain Amendment No. 1, dated as of September 15, 2011, as in effect prior to the consummation of this offering.

3.3*	Form of Amended and Restated Certificate of Incorporation of MNTN Digital, Inc., to be in effect upon the consummation of this offering.
3.4*	Form of Amended and Restated Bylaws of MNTN Digital, Inc., to be in effect upon the consummation of this offering.
4.1*	Specimen Common Stock Certificate of MNTN Digital, Inc.
4.2*	Amended and Restated Investors’ Rights Agreement, by and among MNTN Digital, Inc. and certain of its shareholders, dated November 5, 2021.
4.3#+**	Warrant to Purchase Common Stock, dated as of April 5, 2018, by and between Steel House, Inc. (which was renamed MNTN Digital, Inc.) and Silicon Valley Bank.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Indemnification Agreement between MNTN Digital, Inc. and each of its directors and executive officers.
10.2†**	Steel House, Inc. (which was renamed MNTN Digital, Inc.) 2009 Equity Incentive Plan and form of stock option agreement.

Exhibit Number	Description of Exhibit
10.3†**	Mountain Digital, Inc. (which was renamed MNTN Digital, Inc.) 2021 Equity Incentive Plan and form of stock option agreement.
10.4†*	MNTN Digital, Inc. 2022 Incentive Award Plan (“2022 Plan”).
10.5†*	Form of 2022 Plan Stock Option Agreement.
10.6†*	Form of 2022 Plan Restricted Stock Unit Award Agreement.
10.7†*	Non-Employee Director Compensation Policy.
10.8†**	Offer Letter between MNTN Digital, Inc. and Patrick A. Pohlen, dated April 19, 2021.
10.9#**	Amended and Restated Business Financing Agreement, dated as of November 23, 2021, between MNTN Digital, Inc., as borrower, and Western Alliance Bank, as lender.
21.1**	List of subsidiaries of MNTN Digital, Inc.
23.1*	Consent of KPMG LLP.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
107.1*	Calculation of Registration Fee.

*
To be filed in amendment.

**
Previously filed.

†
Indicates management contract or compensatory plan or arrangement.

+
Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the Commission upon request.

#
Certain portions of this exhibit (indicated by “[###]”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

X
Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(b)(2)(ii).

Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of           , State of           , on this           day of                 , 2022.
MNTN DIGITAL, INC.
By:

   Mark Douglas
   Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of MNTN Digital, Inc., hereby severally constitute and appoint Mark Douglas and Patrick Pohlen, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
Mark Douglas	Chief Executive Officer (Principal Executive Officer) and Director	, 2022
Patrick A. Pohlen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022
Grant Ries	Director	, 2022
Joe B. Johnson	Director	, 2022